As filed with the United States Securities and Exchange Commission on February 18, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BFC Financial Corporation
(Exact name of registrant as specified in its charter)

Florida	59-2022148
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
(954) 760-5200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Alan B. Levan
BFC Financial Corporation
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
(954) 760-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street, Suite 2200 Miami, Florida 33130 (305) 789-3200	Ronald H. Janis Pitney Hardin LLP 7 Times Square New York, New York 10036 (212) 297-5800
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Shares to	Amount to	Offering	Aggregate Offering	Amount of
be Registered	be Registered	Price Per Share(1)	Price(1)	Registration Fee

Class A Common Stock ($0.01 par value)	4,140,000	$12.98	$53,737,200	$6,324.87

(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Class A Common Stock as reported on the Nasdaq National Market as of a date within five business days prior to the filing of this Registration Statement solely for the purpose of calculating the registration fee.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
Dated                     , 2005
3,600,000 Shares
BFC Financial Corporation
Class A Common Stock

          We are a diversified holding company with investments in companies engaged in retail and commercial banking, full service investment banking and brokerage, homebuilding, master planned community development and time share and vacation ownership. We also hold interests in an Asian themed restaurant chain and various real estate and venture capital investments.
      We are offering 3,600,000 shares of our Class A Common Stock, par value $0.01 per share, at a price of $           per share. We will receive all of the net proceeds from the sale of these shares. Our Class A Common Stock is listed on the Nasdaq National Market under the trading symbol “BFCF.” On February 15, 2005, the last reported sale price of our Class A Common Stock on the Nasdaq National Market was $13.20 per share.
      Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 13 for a discussion of certain factors you should consider before buying our Class A Common Stock.
      These securities are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
      This is a firm commitment underwriting. The underwriters are offering shares of our Class A Common Stock as described under the section of this prospectus entitled “Underwriting.” We have granted the underwriters a 30 day option to purchase up to an additional 540,000 shares of Class A Common Stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments.
      The underwriters expect to deliver the shares to purchasers on or about                     , 2005.
      Neither the Office of Thrift Supervision, the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ryan Beck & Co.

BB&T Capital Markets

Stifel Nicolaus & Company
Incorporated
The date of this prospectus is                     , 2005.

      You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus and any information incorporated by reference is only accurate as of the date of such documents, regardless of the time this prospectus is delivered or our Class A Common Stock is sold.
      We are not, and the underwriters are not, making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.
      When we refer to “BFC,” the “Company,” “we,” or “our” in this prospectus, we are referring to BFC Financial Corporation, a Florida corporation, and all of its consolidated subsidiaries. When we refer to “BankAtlantic Bancorp,” we are referring to BankAtlantic Bancorp, Inc., a Florida corporation, and all of its subsidiaries. When we refer to “BankAtlantic,” or the “Bank,” we are referring to BankAtlantic, BankAtlantic Bancorp’s wholly-owned federal savings bank subsidiary. When we refer to “Ryan Beck,” we are referring to RB Holdings, Inc., a New Jersey corporation, and all of its subsidiaries. When we refer to “Levitt,” we are referring to Levitt Corporation, a Florida corporation, and all of its subsidiaries. When we refer to “Levitt and Sons,” we are referring to Levitt and Sons, LLC, a Florida limited liability company, and all of its subsidiaries. When we refer to “Benihana,” we are referring to Benihana, Inc., a Delaware corporation. When we refer to “Core Communities,” we are referring to Core Communities, LLC, a Florida limited liability company, and all of its subsidiaries. When we refer to “Bluegreen,” we are referring to Bluegreen Corporation, a Massachusetts corporation, and all of its subsidiaries.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our consolidated financial statements and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock.
      Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of common stock.
BFC Financial Corporation
      We are a diversified holding company with investments in companies engaged in retail and commercial banking, full service investment banking and brokerage, homebuilding, master planned community development and time share and vacation ownership. We also hold interests in an Asian themed restaurant chain and various real estate and venture capital investments. Our principal holdings consist of direct controlling interests in BankAtlantic Bancorp and Levitt. Through our control of BankAtlantic Bancorp, we have indirect controlling interests in BankAtlantic and Ryan Beck. Through our control of Levitt, we have indirect controlling interests in Levitt and Sons and Core Communities and an indirect non-controlling interest in Bluegreen. We also hold a direct non-controlling minority investment in Benihana. Prior to this offering, our strategy has been to create long-term value for our shareholders by actively managing our existing investments and identifying and making new investments primarily through BankAtlantic Bancorp and Levitt. The purpose of this offering is to position us to make additional direct investments at BFC as opportunities are identified.
Our Business Strategy
      Our strategy will be to continue to create long-term value for our shareholders by actively managing our existing investments and, after this offering, by making new control or minority equity investments directly through BFC, on a friendly basis, in diverse businesses which have:

•	management teams with extensive experience and knowledge in their industries;

•	solid fundamentals and long-term sustainability; and

•	growth potential which is generally limited by external factors inhibiting growth.
      We actively seek investments through our relationships with management teams, investment bankers and brokers. Promising investments are presented to BFC’s executive management committee for its consideration. We may fund these investments with proceeds from this offering, proceeds from debt or additional equity financing, the issuance of our equity securities directly to the seller or a combination of these methods. Over the past year, we have enhanced the infrastructure of BFC to support this strategy.
      As we have done in the past, we intend to support the growth of our portfolio companies by providing Board oversight, corporate governance, financing assistance, strategic planning and investment expertise. This approach allows us to consider:

•	investing in private and public companies;

•	acting as a “white knight” in hostile acquisition environments;

•	acquiring divested businesses or companies;

•	purchasing interests in family businesses whose owners are seeking to monetize holdings but retain management control; and

•	assisting in going private transactions and management buyouts.
      We believe our flexibility and depth of experience in successfully completing different types of transactions positions us to meet the particular needs of our targeted investment opportunities. Through many transactions, including mergers, acquisitions, divestitures, public to private, private to public, partnerships, recapitalizations, and restructurings, we believe our senior management team has earned a solid reputation for supporting management and building companies.

      Our key accomplishments include:

•	Creating an environment where management of portfolio companies can develop professionally and accelerate the growth of their businesses;

•	The top executive at each of Ryan Beck, Core Communities, Levitt and Sons and Bluegreen at the time of our respective investments remain in those positions today.

•	Successfully managing and growing our investments.

•	BankAtlantic had earnings of $9.5 million for the fiscal year ended September 30, 1986, the year prior to our acquisition of control, versus earnings of $42.1 million for the year ended December 31, 2003;

•	Ryan Beck’s net income in 1997, the year prior to our acquisition, was $3.9 million, versus $9.6 million for the year ended December 31, 2003;

•	Core Communities had a loss of $3.0 million for the period from inception (May 17, 1996) through December 21, 1996, the period prior to our acquisition, versus net income of $11.0 million for the year ended December 31, 2003;

•	Levitt and Sons’ net income in 1998, the year prior to our acquisition, was $4.5 million, versus $13.8 million for the year ended December 31, 2003; and

•	Bluegreen’s net income for the twelve months ended December 31, 2001, the year prior to our principal share purchase, was $9.7 million, versus $25.8 million for the year ended December 31, 2003.

•	Assembling a strong executive management team at BFC.

•	Our four senior officers have over 130 years of combined business experience in financial services, commercial and retail banking, investment banking, real estate, homebuilding, land development, timeshare, hospitality, travel, airlines, telecommunications, construction and national restaurant chains.
      Unlike private equity partnerships, we are an infinite life investment vehicle. We make our investments with a long term investment horizon and our investment approach contemplates little or no portfolio turnover.
History of Our Major Portfolio Company Investments

BankAtlantic
      BFC began investing in Atlantic Federal Savings and Loan, BankAtlantic’s predecessor, in 1983 culminating in the acquisition in 1987 of a controlling position which at one point approached 80%. BFC made its investment at a time when it believed that the bank and thrift industry was poised for both significant change and growth. Atlantic Federal had been in business since the early 1950s, was located in a high growth region of the country and had an attractive local presence in its market, but in 1983 it was an underperforming and undercapitalized traditional savings and loan institution. In the late 1980’s, we assembled a new management team at BankAtlantic focused on closing unprofitable branches, reducing expenses and redeploying assets. A decision was made to transition the institution from a classic thrift model to a commercial bank model, which was designed to put the Bank on a sound financial footing and prepare it for successful growth in the Florida marketplace. We believe that the successful implementation of that strategy, augmented by other steps taken designed to enhance growth, contributed to earnings of $42.1 million in the year ended December 31, 2003 versus earnings of $9.5 million for the fiscal year ended September 30, 1986, the year prior to BFC’s acquisition of control of BankAtlantic.

Ryan Beck
      We acquired Ryan Beck in 1998 through our BankAtlantic Bancorp subsidiary, for a purchase price of approximately $38.1 million. Prior to the acquisition, Ryan Beck was a publicly owned, micro-cap niche investment bank in a period of industry consolidation. Ryan Beck’s management team believed in its firm’s franchise and wanted to expand upon it without a restrictive ownership structure. We were familiar with Ryan Beck and its management through work it had done over the years in the thrift and banking industries, including assisting BankAtlantic Bancorp in raising capital on multiple occasions. We believed that the consolidation occurring in the brokerage and investment-banking sector would provide substantial growth opportunities for well-managed firms like Ryan Beck. Ryan Beck had been in business for over 50 years, was well established in its markets and had, in our view, a quality management team led by chief executive officer Ben Plotkin. The acquisition enabled the Ryan Beck management team to implement its growth plan, focus on its customers and markets, weather the 2000-2003 downturn in the brokerage and investment banking sector and pursue strategic initiatives with the backing and capital of a financially stable parent. Through BankAtlantic Bancorp, Ryan Beck was provided with necessary capital to facilitate the firm’s acquisition in 2002 of the assets of Gruntal & Co. This acquisition added 400 consultants and $13 billion in client assets. Ryan Beck is today a full service, diversified investment banking and brokerage firm with 39 locations in 14 states. Ryan Beck’s earnings in 1997, the year prior to our acquisition, were $3.9 million versus $17.5 million for the year ended December 31, 2004.

Levitt Corporation
      Through BankAtlantic Bancorp we completed two significant acquisitions in the real estate industry. We acquired land developer Core Communities in 1997 and homebuilder Levitt and Sons in 1999, both of which are today 100% owned by Levitt Corporation. In December of 2003, Levitt, which at that time was a wholly owned subsidiary of BankAtlantic Bancorp, was spun-off to the shareholders of BankAtlantic Bancorp. Each of the two acquisitions, which today comprise the primary holdings of Levitt Corporation, is described below.

Core Communities
      We acquired Core Communities for approximately $20 million. Core is a land developer that develops master-planned communities, which involves purchasing large tracts of raw land, obtaining necessary entitlements and approvals and preparing the property for sale in tracts to residential and commercial developers. In the early to mid-1990s, we believed that the south and central coasts of Florida would experience significant growth in the development and population of new communities. We looked at selected investment opportunities and became acquainted with the St. Lucie West Holding Company, the predecessor to Core Communities, and its management team. We believed that this talented and experienced management team could successfully implement their land development strategy with the appropriate support, capital, corporate governance and ownership structure. We were able to acquire the then unprofitable company in 1997 from a foreign investment fund. Supported by our ownership structure and an additional $4.8 million in post-acquisition capital, Core Communities was able to complete the development of its initial 4,600-acre community, St. Lucie West, and more recently assemble the acreage for its second larger community, Tradition. Tradition comprises approximately 9,000 acres, with 6,500 net saleable acres. Core had a loss of $3.0 million for the period from inception (May 17, 1996) through December 31, 1996, the period prior to our acquisition, versus earnings of $11.0 million for the year ended December 31, 2003.

Levitt and Sons
      We acquired Levitt and Sons in late 1999 for $27 million. We had followed the emergence and growth of the larger public homebuilders, and after reviewing several homebuilding opportunities, we concluded that Levitt and Sons possessed the right combination of management, geographical focus, brand name, and experience. Levitt and Sons, which built the renowned Levittowns after World War II in New Jersey, New York and Pennsylvania, was owned by a New York-based private company. Prior to our acquisition, most of Levitt and Sons’ free cash flow was distributed to its then parent, which substantially restricted the company’s growth. Although we invested no capital after the acquisition, the management team, with our encouragement and support, began reinvesting Levitt and Sons’ free cash flow into the growth and expansion of its business. Levitt and Sons’ earnings in 1998, the year prior to our acquisition, were $4.5 million versus $13.8 million for the year ended December 31, 2003.

Bluegreen Corporation
      BankAtlantic Bancorp began investing in Bluegreen common stock in 2001 through open market common stock purchases after becoming acquainted with its senior management. We had observed the entry into the time share market of branded hospitality companies such as Marriott, Hyatt, Hilton and others and the disappearance by acquisition or otherwise of several independent time share companies. We also believed that demographic and leisure industry trends presented growth opportunities for time-share companies that were reasonably financed, not over-leveraged and that had developed sound and effective sales and marketing programs. In April 2002, nearly a year after we made our first open market purchase, Levitt purchased a large stake in Bluegreen for $56 million by buying shares of common stock from two of Bluegreen’s largest shareholders, the largest of which was a diversified real estate investment fund. Levitt acquired BankAtlantic Bancorp’s holdings in Bluegreen in connection with the spin-off of Levitt, and as of September 30, 2004, Levitt owned 36% of Bluegreen. We have supported Bluegreen’s management team’s focus on their growth and development plans, the results of which have been rewarding. Bluegreen’s earnings for the twelve months ended December 31, 2001, the year prior to our principal purchase, were $9.7 million versus $25.8 million for the year ended December 31, 2003.

Benihana
      BFC agreed in June 2004 to invest a total of $20 million in Benihana in the form of privately placed convertible preferred stock. The first $10 million was invested in July 2004, and the remainder will be invested over a two-year period commencing July 2005. Assuming investment of the full $20 million and conversion of the preferred shares, our investment would represent approximately 22% of the voting shares and 12% of the equity in the company at September 30, 2004. Benihana has been providing its unique dining experience for over 40 years but has not grown as fast as other Asian-themed dining companies. We have observed Benihana over recent years, are familiar with its management and several of the members of its Board of Directors, and believe that, given the right conditions and sufficient capital, the company has the potential over time to grow profitably.
      BFC’s ownership in BankAtlantic Bancorp and Levitt as of September 30, 2004 was as follows:

		Percent of
	Shares	Total	Percent
	Owned	Outstanding	of Vote

BankAtlantic Bancorp
Class A Common Stock(a)	8,347,400	15.1%	8.0%
Class B Common Stock	4,876,124	100.0%	47.0%
Total	13,223,524	22.1%	55.0%
Levitt
Class A Common Stock	2,074,240	11.2%	5.9%
Class B Common Stock	1,219,031	100.0%	47.0%
Total	3,293,271	16.6%	52.9%

(a)	Includes 50,422 shares directly held by a limited partnership in which BFC has a controlling interest of 56.5%.

      The following is our organizational chart as of September 30, 2004:
      Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number is (954) 760-5200. Our website is located at www.bfcfinancial.com. Information contained on our website is not part of this prospectus.

The Offering

Common Stock offered	3,600,000 shares of Class A Common Stock(1)

Common Stock to be outstanding after the offering:	21,834,004 shares of Class A Common Stock(2)

4,278,956 shares of Class B Common Stock(3)

Over-allotment option	540,000 shares of Class A Common Stock

Offering Price	$ per share

Voting Rights	Holders of Class A Common Stock are entitled to one vote per share, and the Class A Common Stock possesses in the aggregate a fixed 22% of the total voting power of all of our common stock. The holders of our Class B Common Stock are entitled to a number of votes per share which represents in the aggregate a fixed 78% of the total voting power of all of our common stock. Alan B. Levan, our Chairman of the Board and Chief Executive Officer, and John E. Abdo, our Vice Chairman of the Board, may be deemed under SEC rules to beneficially own shares of our Class A Common Stock and Class B Common Stock representing in the aggregate 75.8% of the total voting power of all of our common stock at December 31, 2004. The holders of our Class A Common Stock and Class B Common Stock vote as a single class, except as may be required by law or as provided in our Articles of Incorporation.

Dividends	Holders of Class A Common Stock and Class B Common Stock participate equally in dividends on a per share basis. Stock dividends and other non-cash distributions on Class A Common Stock are identical to those issued on Class B Common Stock, except that a stock dividend to holders of Class A Common Stock may be declared and issued in the form of Class A Common Stock while a stock dividend to holders of Class B Common Stock may be issued in either the form of Class A Common Stock or Class B Common Stock in the discretion of our Board of Directors.

Convertibility	Our Class A Common Stock is not convertible. Our Class B Common Stock is convertible at the holder’s discretion into Class A Common Stock on a share-for-share basis.

Use of Proceeds	We currently intend to use the net proceeds of this offering to support our growth, primarily through new investments and acquisitions, and for general corporate purposes. We may also use a portion of the proceeds to pay down a line of credit with an independent financial institution. At September 30, 2004, approximately $7.2 million was outstanding under this line of credit.

Class A Common Stock Nasdaq National Market Symbol	“BFCF”

(1)	Does not include 540,000 shares of Class A Common Stock issuable upon exercise of the underwriters’ over-allotment option.

(2)	Does not include (i) 540,000 shares of Class A Common Stock issuable upon exercise of the underwriters’ over-allotment option and (ii) 1,250,000 shares of Class A Common Stock issuable upon conversion of the Company’s 5% Cumulative Convertible Preferred Stock.

(3)	Does not include 4,192,085 shares of Class B Common Stock issuable upon the exercise of options outstanding at February 7, 2005 with a weighted average exercise price of $3.29 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA
      The following table sets forth summary consolidated financial data for BFC as of and for the years ended December 31, 2001 through 2003 and as of and for the nine months ended September 30, 2003 and 2004. Certain summary financial data presented below as of December 31, 2001, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003, are derived from our consolidated financial statements. Our consolidated financial statements were audited by KPMG LLP, an independent registered public accounting firm, with respect to the years ended December 31, 2001 and 2002, and by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, with respect to the year ended December 31, 2003. The summary financial data presented below as of and for the nine-month periods ended September 30, 2004 and 2003 are derived from our unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data. Results for the nine-month period ended September 30, 2004 are not necessarily indicative of results that may be expected for the entire year or any future period. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Current Report on Form 8-K dated February 11, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, which are incorporated in this prospectus by reference.

	For the Nine Months Ended
	September 30,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands, except per share data)
Income Statement
Revenue
Financial Services	$448,302	$409,075	$541,910	$492,344	$412,091
Homebuilding and Real Estate Development	380,588	188,451	288,686	212,081	147,977
Other Operations	5,650	1,389	1,708	1,336	3,261

	834,540	598,915	832,304	705,761	563,329

Costs and Expenses
Financial Services	365,943	361,379	480,314	467,181	372,505
Homebuilding and Real Estate Development	328,976	165,297	253,169	191,662	136,885
Other Operations	5,304	3,382	7,809	5,944	8,852

	700,223	530,058	741,292	664,787	518,242

Income before income taxes and equity in earnings from unconsolidated subsidiaries	134,317	68,857	91,012	40,974	45,087
Equity in earnings from unconsolidated subsidiaries	16,722	6,659	10,126	9,327	2,888

Income before income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	151,039	75,516	101,138	50,301	47,975
Provision for income taxes	63,258	31,773	44,166	17,993	25,260
Minority interest in income of consolidated subsidiaries	76,488	38,855	51,093	38,294	18,379

	For the Nine Months Ended
	September 30,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands, except per share data)
Income (loss) from continuing operations	11,293	4,888	5,879	(5,986)	4,336
Income from discontinued operations, net of taxes	—	1,143	1,143	2,536	—
Income from extraordinary items, net of taxes	—	—	—	23,749	—
Income (loss) from cumulative effect of a change in accounting principle, net of taxes	—	—	—	(15,107)	1,138

Net income	$11,293	$6,031	$7,022	$5,192	$5,474

Amortization of goodwill, net of tax	—	—	—	—	735
Net income adjusted to exclude goodwill amortization	11,293	6,031	7,022	5,192	6,209
5% Preferred Stock dividends	204	—	—	—	—

Net income available to common shareholders	$11,089	$6,031	$7,022	$5,192	$6,209

Common Share Data(a),(b),(c),(d)
Basic earnings (loss) per share from continuing operations	$0.58	$0.27	$0.32	$(0.34)	$0.24
Discontinued operations	—	0.06	0.06	0.14	—
Extraordinary items	—	—	—	1.32	—
Cumulative effect of a change in accounting principle	—	—	—	(0.84)	0.06

Basic earnings per share of common stock	0.58	0.33	0.38	0.29	0.30
Basic earnings per share from amortization of goodwill	—	—	—	—	0.04

Basic earnings per share adjusted to exclude goodwill amortization	$0.58	$0.33	$0.38	$0.29	$0.34

Diluted earnings (loss) per share from continuing operations	$0.47	$0.22	$0.26	$(0.34)	$0.17
Discontinued operations	—	0.05	0.06	0.14	—
Extraordinary items	—	—	—	1.30	—
Cumulative effect of a change in accounting principle	—	—	—	(0.82)	0.06

Diluted earnings per share of common stock	0.47	0.27	0.31	0.26	0.22
Diluted earnings per share from amortization of goodwill	—	—	—	—	0.03

Diluted earnings per share adjusted to exclude goodwill amortization	$0.47	$0.27	$0.31	$0.26	$0.26

	For the Nine Months Ended
	September 30,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands, except per share data)
Basic weighted average number of common shares outstanding	19,263,000	18,200,000	18,255,000	17,963,000	17,873,000
Diluted weighted average number of common shares outstanding	22,226,000	20,495,000	20,825,000	17,963,000	19,705,000
Ratio of earnings to fixed charges(e)	(2.07)	0.10	0.15	(0.23)	0.95
Dollar deficiency of earnings to fixed charges(e)	2,660	787	987	1,421	68
Balance Sheet (at period end)
Loans and leases, net(f)	$4,138,174	$3,744,771	$3,611,612	$3,377,870	$2,776,624
Securities	963,808	602,382	677,713	1,111,825	1,356,497
Total assets	6,264,338	5,189,071	5,135,444	5,415,933	4,665,359
Deposits	3,242,291	2,982,203	3,058,142	2,920,555	2,276,567
Securities sold under agreements to repurchase and federal funds purchased	257,250	143,230	120,874	116,279	467,070
Other borrowings(g)	1,776,396	1,381,819	1,209,571	1,686,613	1,326,264
Shareholders’ equity	120,853	83,622	85,675	77,411	74,172
Book value per share(c)(h)	5.42	4.55	4.60	4.31	4.14
Return on average equity(i)	10.87%	7.51%	8.63%	6.85%	7.44%
Asset Quality Ratios
Non-performing assets, net of reserves as a percent of total loans, tax certificates and real estate owned	0.30%	0.55%	0.33%	0.79%	1.11%
Loan loss allowance as a percent of non- performing loans	401.66%	232.22%	490.46%	259.52%	122.60%
Loan loss allowance as a percent of total loans	1.19%	1.30%	1.28%	1.43%	1.62%
Levitt Corporation
Consolidated margin on sales of real estate	$98,092	$49,771	$73,627	$48,133	$31,455
Consolidated margin percentage	26.2%	26.9%	26.0%	23.2%	22.0%
Homes delivered	1,451	619	1,011	740	597
Backlog of homes (units)	2,175	1,972	2,053	824	584
Backlog of homes (value)	$528,281	$429,997	$458,771	$167,526	$125,041
Land division acres sold(j)	471	1,268	1,337	1,473	253
Capital Ratios for BankAtlantic:
Total risk based capital	11.47%	11.91%	12.06%	11.89%	12.90%
Tier I risk based capital	9.71%	10.07%	10.22%	10.01%	11.65%
Leverage	7.55%	8.20%	8.52%	7.26%	8.02%

(a)	Since its inception, BFC has not paid any cash dividends.

(b)	While the Company has two classes of common stock outstanding, the two-class method is not presented because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes.

(c)	I.R.E. Realty Advisory Group, Inc. (“RAG”) owns 3,711,000 shares of our Class A Common Stock and 500,000 shares of our Class B Common Stock. Because the Company owns 45.5% of the outstanding common stock of RAG, 1,687,000 shares of Class A Common Stock and 227,000 shares of Class B

Common Stock are eliminated from the number of shares outstanding for purposes of computing earnings per share and book value per share.

(d)	All share and per share data has been adjusted for a five for four common stock split effected in the form of a 25% stock dividend payable in shares of the Company’s Class A Common Stock to the holders of Class A and Class B Common Stock of record on May 17, 2004.

(e)	The operations, fixed charges and dividends of BankAtlantic Bancorp and Levitt are not included in this calculation because each of those subsidiaries are separate, publicly traded companies whose Board of Directors are composed of individuals, a majority of whom are independent. Accordingly, decisions made by those Boards, including with respect to the payment of dividends, are not within our control.

(f)	Includes $233,000, $0, and $5,000 and $1.3 million of bankers acceptances in 2003, 2002, 2001 and 2000, respectively.

(g)	Other borrowings consist of FHLB advances, subordinated debentures, mortgage notes payable and bonds payable, guaranteed preferred beneficial interests in BankAtlantic Bancorp’s junior subordinated debentures and junior subordinated debentures.

(h)	Preferred stock redemption price is eliminated from shareholders’ equity for purposes of computing book value per share.

(i)	Ratios were computed using quarterly averages.

(j)	Land sales between Levitt’s subsidiaries were eliminated in consolidation.

SUMMARY PARENT COMPANY ONLY FINANCIAL DATA
      The following table sets forth summary parent company only financial data for BFC as of and for the years ended December 31, 2001 through 2003. Certain summary financial data presented below as of December 31, 2001, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003, are derived from our consolidated financial statements. Our consolidated financial statements were audited by KPMG LLP, an independent registered public accounting firm, with respect to the years ended December 31, 2001 and 2002, and by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, with respect to the year ended December 31, 2003. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Current Report on Form 8-K dated February 11, 2005, which is incorporated in this prospectus by reference.

	As of or For the Year Ended
	December 31,

	2003	2002	2001

	(In thousands)
Balance Sheet Data:
Assets
Cash and cash equivalents	$1,536	$797	$2,706
Securities available for sale, at market value	1,218	1,269	859
Investment in venture partnerships	626	2,782	4,691
Investment in BankAtlantic Bancorp, Inc.	91,869	106,017	98,815
Investment in Levitt Corporation	27,885	—	—
Investment in other subsidiaries	13,680	13,620	13,887
Loans receivable	4,175	4,175	1,184
Other assets	484	768	831

Total assets	$141,473	$129,428	$122,973

Liabilities and Shareholders’ Equity
Mortgages payable and other borrowings	$6,015	$6,015	$4,515
Other liabilities	23,234	22,805	22,491
Deferred income taxes	26,549	23,197	21,795

Total liabilities	55,798	52,017	48,801

Total shareholders’ equity	85,675	77,411	74,172

Total liabilities and shareholders’ equity	141,473	129,428	122,973
Statements of Operations Data:
Revenues	1,051	763	1,010
Expenses	3,954	3,898	4,022

(Loss) before undistributed earnings from subsidiaries	(2,903)	(3,135)	(3,012)
Equity from earnings in BankAtlantic Bancorp	15,222	11,380	10,551
Equity from earnings in Levitt	—	—	—
Equity from earnings (loss) in other subsidiaries	(1,583)	(633)	595

Income before income taxes	10,736	7,612	8,134
Provision for income taxes	3,714	2,420	2,660

Net income	$7,022	$5,192	$5,474

	As of or For the Year Ended
	December 31,

	2003	2002	2001

	(In thousands)
Statements of Cash Flow Data:
Operating Activities:
Income (loss) from continuing operations	$5,879	$(5,986)	$4,336
Income from discontinued operations, net of tax	1,143	2,536	—
Income from extraordinary item, net of tax	—	23,749	—
Cumulative effect of a change in accounting principle, net of tax	—	(15,107)	1,138
Net cash (used in) provided by operating activities	(2,358)	(4,702)	677
Net cash (used in) provided by investing activities	2,815	1,408	1,368
Net cash provided by financing activities	282	1,385	489

Increase (decrease) in cash and cash equivalents	739	(1,909)	2,534
Cash at beginning of period	797	2,706	172

Cash at end of period	$1,536	$797	$2,706

RISK FACTORS
      You should carefully consider the following risks before purchasing our stock. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. In such case, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus.
Risks Associated With Us
We depend on dividends from our subsidiaries for a significant portion of our cash flow. Regulatory restrictions and the terms of indebtedness limit the ability of some of our subsidiaries to pay dividends.
      At September 30, 2004, we held approximately 22.1% of the outstanding common stock of BankAtlantic Bancorp and 16.6% of the outstanding common stock of Levitt, representing in the aggregate approximately 84.0% of our total assets. Dividends by each of BankAtlantic Bancorp and Levitt are subject to a number of conditions, including the cash flow and profitability of each company, declaration by each company’s Board of Directors, compliance with the terms of each company’s outstanding indebtedness, and in the case of BankAtlantic Bancorp, regulatory restrictions applicable to BankAtlantic.
      BankAtlantic Bancorp and Levitt are separate publicly traded companies whose Boards of Directors are comprised of individuals, a majority of whom are independent as required by the listing standards of the New York Stock Exchange. Decisions made by these Boards are not within our control and may not be made in our best interests.
      BankAtlantic Bancorp is the holding company for BankAtlantic and owns 100% of BankAtlantic’s outstanding capital stock. We depend upon dividends from BankAtlantic Bancorp for a significant portion of our cash flow. In turn, BankAtlantic Bancorp depends upon dividends from BankAtlantic for a significant portion of its cash flow. BankAtlantic’s ability to pay dividends or make other capital distributions to BankAtlantic Bancorp is subject to the regulatory authority of the Office of Thrift Supervision, or the OTS, and the Federal Deposit Insurance Corporation, or the FDIC. BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that BankAtlantic does not become under-capitalized as a result of the distribution. BankAtlantic’s ability to make such distributions depends on maintaining eligibility for “expedited treatment” under applicable OTS regulations. Expedited treatment is available as long as BankAtlantic, among other things, maintains specified minimum levels of regulatory ratings and capital. BankAtlantic currently qualifies for expedited treatment, but there can be no assurance that it will maintain its current status. Although no prior OTS approval may be necessary, BankAtlantic is required to give the OTS thirty days notice before making any capital distribution to BankAtlantic Bancorp. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. While additional capital distributions above the limit for an expedited status institution are possible, such distributions would require the prior approval of the OTS. The OTS is not likely to approve any distribution that would cause BankAtlantic to fail its capital requirements on a pro forma basis after giving effect to the proposed distribution. Further, the FDIC has authority to take enforcement action if it believes that a dividend or capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, even if the OTS has cleared the distribution.
      We also depend on dividends from Levitt. Levitt commenced paying a quarterly dividend in August 2004. Levitt’s subsidiaries have outstanding indebtedness, and may in the future incur additional indebtedness, the terms of which limit the payment of dividends by the subsidiaries to Levitt.
We have in the past incurred operating cash flow deficits that may continue in the future.
      We have in the past incurred operating cash flow deficits at the BFC parent company level. We have financed this operating cash flow deficit with the proceeds of equity or debt financings. Since our acquisition strategy involves long-term investments in growth oriented businesses, the investments made with proceeds of this offering are not likely to generate cash flow to BFC in the near term. As a result, if cash flow from our subsidiaries is not sufficient to fund parent company operating expenses in the future, we may be forced to reduce operating expenses, to liquidate some of our investments or to use the proceeds of equity or debt financing, including the proceeds of this offering. There is no assurance that any such financing would be available on commercially reasonable terms, if at all, or that we would not be forced to liquidate our investments at depressed prices.
Adverse events in Florida, where our investments are concentrated, could adversely impact our results and future growth.
      BankAtlantic’s business, the location of its branches and the real estate collateralizing its commercial real estate loans are concentrated in Florida. Further, Levitt develops and sells its properties primarily in Florida. As a result, we are exposed to geographic risks and any economic downturn in Florida or adverse changes in laws and regulations in Florida would have a negative impact on our revenues and business. Further, the State of Florida is subject to the risks of natural disasters such as tropical storms and hurricanes. The occurrence of an economic downturn in Florida, adverse changes in laws or regulations in Florida or natural disasters could impact the credit quality of BankAtlantic’s assets, the desirability of Levitt’s properties, the business of Levitt’s and BankAtlantic’s customers and Levitt’s and BankAtlantic’s ability to expand their businesses.
Our future acquisitions may reduce our earnings, require us to obtain additional financing and expose us to additional risks.
      Our business strategy includes investing in and acquiring companies, and some of these investments and acquisitions may be material. While we seek investments and acquisitions in companies with seasoned, quality management teams that provide opportunities for growth, we may not be successful in identifying these opportunities. Further, investments or acquisitions that we do complete may not prove to be successful. Acquisitions may expose us to additional risks and may have a material adverse effect on our results of operations. Any acquisitions we make may:

•	fail to accomplish our strategic objectives;

•	not perform as expected; and

•	expose us to the risks of the business that we acquire.
      In addition, we will likely face competition in making investments or acquisitions which could increase the costs associated with the investment or acquisition. Our investments or acquisitions could initially reduce our per share earnings and add significant amortization expense or intangible assets charges. Since our acquisition strategy involves holding investments for the foreseeable future and because we do not expect to generate significant excess cash flow from operations, we may rely on additional debt or equity financing to implement our acquisition strategy. The issuance of debt will result in additional leverage which could limit our operating flexibility, and the issuance of equity could result in additional dilution to our then current shareholders. In addition, such financing could consist of equity securities which have rights, preferences or privileges senior to our Class A Common Stock. If we do require additional financing in the future, we cannot assure you that it will be available on favorable terms, if at all. If we fail to obtain the required financing, we would be required to curtail or delay our acquisition plans or to liquidate certain of our assets. Additionally, we do not intend to seek shareholder approval of any investments or acquisitions unless required by law or regulation.
Our activities and our subsidiaries’ activities are subject to a wide range of bank regulatory requirements that could have a material adverse effect on our business.
      The Company and BankAtlantic Bancorp are each grandfathered unitary savings and loan holding companies and have broad authority to engage in various types of business activities. The OTS can stop either of us from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of BankAtlantic. The OTS may also:

•	limit the payment of dividends by BankAtlantic to BankAtlantic Bancorp;

•	limit transactions between us, BankAtlantic, BankAtlantic Bancorp and the subsidiaries or affiliates of either;

•	limit the activities of BankAtlantic, BankAtlantic Bancorp or us; or

•	impose capital requirements on us or BankAtlantic Bancorp or us.
      Unlike bank holding companies, as a unitary savings and loan holding company, we and BankAtlantic Bancorp are not subject to capital requirements. However, the OTS has indicated that it may in the future impose capital requirements on savings and loan holding companies. The OTS may in the future adopt regulations that would affect our operations or those of BankAtlantic Bancorp, either of our ability to pay dividends or to engage in certain transactions or activities.
      Further, the Bank’s activities are highly regulated. Failure to comply with applicable regulations could result in regulatory action and the imposition of penalties on the Bank, which could include monetary fines and limitations on its growth and activities.
We and our subsidiaries have many competitors who may have greater financial resources or operate under fewer regulatory constraints.
      BFC will face competition in identifying and completing investments, including from business development companies and private equity funds. Many of these competitors will have substantially greater financial resources than us. This competition may make acquisitions more costly and may make it more difficult for us to identify attractive investments and successfully complete any desired transaction.
      BankAtlantic Bancorp’s and BankAtlantic’s competitors include other savings institutions, investment firms, commercial banks, finance companies, mortgage banking companies, money market funds, financial consultants and credit unions. Many of these competitors have substantially greater financial resources than we have and, in some cases, operate under fewer regulatory constraints. BankAtlantic Bancorp and BankAtlantic compete not only with financial institutions headquartered in Florida but also with a growing number of financial institutions headquartered outside of Florida who are active in the state.
      Levitt is also subject to competition from other homebuilders, real estate developers and land speculators. The real estate development industry is highly competitive and fragmented. Overbuilding in certain local markets, among other competitive factors, may materially adversely affect real estate values in that market. Developers compete for financing, raw materials and skilled labor, as well as for the sale of homes. Levitt competes with other local, regional and national real estate companies, some of which have greater financial, marketing, sales and other resources than it does. In addition, there are relatively low barriers to entry into Levitt’s business. There are no required technologies that would preclude or inhibit competitors from entering Levitt’s markets. Levitt’s competitors may independently develop land and construct products that are superior or substantially similar to Levitt’s products. Levitt currently builds primarily in Florida, which contains some of the top markets in the nation, and therefore we expect Levitt to continue to face additional competition from new entrants into its markets.
Our success depends on key management, the loss of which could disrupt our business operations.
      Our future success depends largely upon the continued efforts and abilities of key management employees, including Alan B. Levan, our Chairman and Chief Executive Officer, John E. Abdo, our Vice Chairman, Glen R. Gilbert, our Executive Vice President and Chief Financial Officer, and Phil Bakes, our Managing Director and Executive Vice President. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

Certain members of our Board of Directors and certain of our executive officers are also directors and executive officers of our affiliates.
      Alan B. Levan, our Chairman and Chief Executive Officer, and John E. Abdo, our Vice Chairman, are also members of the Board of Directors and/or executive officers of BankAtlantic Bancorp, BankAtlantic, Levitt Corporation and Bluegreen Corporation. In addition, Glen R. Gilbert, our Chief Financial Officer, is also the Senior Executive Vice President of Levitt Corporation. None of these shared management personnel are obligated to allocate a specific amount of time to the management of the Company, and they may devote more time and attention to the operations of our affiliates than they devote to our operations.
Our control position may adversely affect the market price of BankAtlantic Bancorp’s and Levitt’s Class A Common Stock.
      As of September 30, 2004, we owned all of BankAtlantic Bancorp’s issued and outstanding Class B Common Stock and 8,296,978 shares, or approximately 15.1%, of BankAtlantic Bancorp’s issued and outstanding Class A Common Stock. As of September 30, 2004, we owned all of Levitt’s issued and outstanding Class B Common Stock and 2,074,240 shares, or approximately 11.2%, of Levitt’s issued and outstanding Class A Common Stock. Our share holdings in BankAtlantic Bancorp represent approximately 55.0% of its total voting power, and our share holdings in Levitt represent approximately 52.9% of its total voting power. Since the Class A Common Stock and Class B Common Stock of each of BankAtlantic Bancorp and Levitt vote as a single group on most matters, we are in a position to control BankAtlantic Bancorp and Levitt and elect BankAtlantic Bancorp’s and Levitt’s Board of Directors. As a consequence, we have the voting power to significantly influence the outcome of any shareholder vote of BankAtlantic Bancorp and Levitt, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. Our control position may have an adverse effect on the market prices of BankAtlantic Bancorp’s and Levitt’s Class A Common Stock. Additionally, Alan B. Levan, our Chief Executive Officer and Chairman of the Board of Directors, and John E. Abdo, our Vice Chairman of the Board of Directors, may be deemed under SEC Rules to have an aggregate beneficial ownership of shares of our outstanding common stock representing in the aggregate 75.8% of the total voting power of all of our common stock at December 31, 2004. See also “— Risks Associated with Our Class A Common Stock- Alan B. Levan and John E. Abdo’s control position may adversely affect the market price of our common stock.”
Recent changes in accounting standards could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.
      The Financial Accounting Standards Board is requiring all companies to treat the fair value of stock options granted to employees as an expense effective for the first interim reporting period that begins after June 15, 2005. When this change becomes effective, we and other companies will be required to record a compensation expense equal to the fair value of each stock option granted. Currently, we are generally not required to record compensation expense in connection with stock option grants. When we are required to expense the fair value of stock option grants, it may reduce the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. For example, had BFC, BankAtlantic Bancorp and Levitt been required to expense stock option grants by applying the measurement provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” our recorded net income for the year ended December 31, 2003 and the nine months ended September 30, 2004 of approximately $7.0 million and $11.0 million, respectively, would have been reduced to approximately $6.4 million and $10.7 million, respectively. Stock options are an important employee recruitment and retention tool, and BFC, BankAtlantic Bancorp and Levitt may not be able to attract and retain key personnel if the scope of our employee stock option programs is reduced. Accordingly, when BFC, BankAtlantic Bancorp and Levitt are required to expense stock option grants, our future results of operations will be negatively impacted.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
      We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. This Act requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. Assurance cannot be provided that the work necessary for management to issue its management report, or for the auditors to issue their attestation due to management delays, will be completed in a timely manner, or that management or the auditors will be able to report that internal control over financial reporting is effective. Assurance also cannot be provided that testing will reveal all material weaknesses or significant deficiencies in internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, since BankAtlantic Bancorp and Levitt are entities consolidated in our financial statements, our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act will be dependent, in part, on the ability of each of BankAtlantic Bancorp and Levitt to satisfy those requirements. Further, we may acquire privately-held businesses that are not then subject to the same stringent requirements for internal controls as public companies. While we intend to address any material weaknesses at acquired consolidated companies, there is no assurance that this will be accomplished. If we fail to strengthen the effectiveness of acquired companies’ internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.
Risks Associated With the Banking Industry and Our Investment in BankAtlantic Bancorp
BankAtlantic has identified deficiencies in its compliance with the USA Patriot Act, anti-money laundering laws and the Bank Secrecy Act and has and will incur increased costs as a result of its correction of such deficiencies. Any penalties imposed by BankAtlantic’s regulators or other federal agencies as a result of such deficiencies may have an adverse effect on our earnings.
      BankAtlantic is taking steps to correct identified deficiencies in its compliance with the USA Patriot Act, anti-money laundering laws and the Bank Secrecy Act, and is fully cooperating with its regulators and other federal agencies concerning those deficiencies. BankAtlantic has incurred substantial costs to improve its compliance systems and procedures, including costs associated with engaging attorneys and compliance consultants, acquiring new software and hiring additional compliance staff. Compliance costs in 2004 were approximately $5.0 million, with $2.0 million and $3.0 million incurred in the third and fourth quarters, respectively. These compliance-related costs were primarily one-time and are not expected to recur at these levels in 2005. However, on-going costs will be higher than BankAtlantic’s previous general compliance costs by an estimated $2.5 million annually. We cannot predict whether or to what extent monetary or other penalties will be imposed upon BankAtlantic by its regulators or other federal agencies relating to these compliance deficiencies, or whether these compliance issues will impact BankAtlantic’s ability to obtain regulatory approvals necessary to proceed with certain aspects of its business plan, including its branch expansion or other acquisition plans.
Changes in interest rates could adversely affect our net interest income and profitability.
      The majority of BankAtlantic’s assets and liabilities are monetary in nature. As a result, the earnings and growth of BankAtlantic are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any changes in such policies or general economic conditions and their effect on BankAtlantic cannot be controlled and are extremely difficult to predict. Changes in interest rates can impact BankAtlantic’s net interest income as well as the valuation of its assets and liabilities.

      Banking is an industry that depends to a large extent on its net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans; and

•	interest expense on interest-bearing liabilities, such as deposits.
      Changes in interest rates can have differing effects on BankAtlantic’s net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce BankAtlantic’s net interest income. While BankAtlantic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, we cannot assure you that BankAtlantic will be successful in doing so.
      Loan prepayment decisions are also affected by interest rates. Loan prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce BankAtlantic’s net interest income and adversely affect its earnings because:

•	it amortizes premiums on acquired loans, and if loans are prepaid, the unamortized premium will be charged off; and

•	the yields it earns on the investment of funds that it receives from prepaid loans are generally less than the yields that it earned on the prepaid loans.
      Significant loan prepayments in BankAtlantic’s mortgage portfolio and mortgage servicing rights portfolio in the future could have an adverse effect on BankAtlantic’s earnings. Prepayments of the underlying loans also would have an adverse effect on BankAtlantic’s ability to sell mortgage servicing rights at the value estimated at September 30, 2004. Additionally, increased prepayments associated with purchased residential loans may result in increased amortization of premiums on acquired loans, which would reduce BankAtlantic’s interest income.
      BankAtlantic Bancorp has developed a computer model using standard industry software to quantify its interest rate risk. This model measures the impact of increases or decreases of interest rates of 100 and 200 basis points on the fair value of all assets and liabilities of BankAtlantic Bancorp that would be affected by interest rate changes. As of September 30, 2004, this model showed that an increase or decrease in interest rates of 100 basis points would have a negative impact on its net portfolio values of between approximately $9.0 million and $12.9 million, and that an increase or decrease of 200 basis points in either direction would have a more significant negative impact of between $40.4 million and $65.7 million. While management would attempt to respond to the projected impact on its assets and liabilities of fluctuations in interest rates, there is no assurance that any management efforts to ameliorate negative changes would be successful.
BankAtlantic’s “Florida’s Most Convenient Bank” initiative has created increased operating expenses, which may have an adverse impact on our earnings.
      BankAtlantic’s “Florida’s Most Convenient Bank” initiative and its associated expanded operations have required it to provide additional management resources, hire additional personnel and take steps to enhance and expand its operational and management information systems. Employee compensation and benefits at BankAtlantic increased 22% from $65.1 million during the year ended December 31, 2002 to $79.5 million during the year ended December 31, 2003 and to $68 million during the nine months ended September 30, 2004 compared to $59.3 million for the same period in 2003. In addition, BankAtlantic has recently undertaken a branch remodeling program to remodel 68 branches that will result in increased occupancy expenses.

      As a result of these growth initiatives, BankAtlantic has incurred and will continue to incur increased operating expenses. In the event that the “Florida’s Most Convenient Bank” initiative does not produce the results anticipated, BankAtlantic’s increased operating expenses may have an adverse impact on its earnings.
BankAtlantic’s loan portfolio subjects it to high levels of credit risk.
      BankAtlantic is exposed to the risk that borrowers or counter-parties may default on their obligations to it. Credit risk arises through the extension of loans and leases, certain securities, letters of credit, financial guarantees and through counter-party exposure on trading and wholesale loan transactions. In an attempt to manage this risk, BankAtlantic establishes policies and procedures to manage both on and off-balance sheet (primarily loan commitments) credit risk.
      BankAtlantic attempts to manage credit exposure to individual borrowers and counter-parties on an aggregate basis including loans, securities, letters of credit, derivatives and unfunded commitments. Credit personnel analyze the creditworthiness of individual borrowers or counter-parties, and limits are established for the total credit exposure to any one borrower or counter-party. Credit limits are subject to varying levels of approval by senior line and credit risk management.
      BankAtlantic’s loan portfolio included $1.7 billion of loans secured by residential real estate and $2.4 billion of commercial real estate, construction and development loans at September 30, 2004, and accordingly declines in real estate values could have a material adverse impact on the credit quality of BankAtlantic’s loan portfolio and on its results. Real estate values are affected by various factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as hurricanes. From December 31, 1999 through September 30, 2004, BankAtlantic’s construction and development loans increased from approximately $634.4 million to approximately $1.5 billion, increasing as a percentage of its loan and lease portfolio from approximately 23.7% to 36.7%.
      BankAtlantic’s commercial real estate loan portfolio includes large lending relationships, including 22 relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. These relationships represented an aggregate outstanding balance of $573 million as of September 30, 2004. Defaults by any of these borrowers could have a material adverse effect on BankAtlantic’s results.
An inadequate allowance for loan losses would result in reduced earnings.
      As a lender, BankAtlantic is exposed to the risk that its customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. Recent volatility and deterioration in domestic and foreign economies may also increase BankAtlantic’s risk for credit losses. BankAtlantic evaluates the collectibility of its loan portfolio and provides an allowance for loan losses that it believes is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific loans that have loss potential;

•	delinquency trends;

•	estimated fair value of the collateral;

•	current economic conditions;

•	the views of its regulators; and

•	geographic and industry loan concentrations.
      If BankAtlantic’s evaluation is incorrect and borrower defaults cause losses exceeding its allowance for loan losses, our earnings could be significantly and adversely affected. BankAtlantic may experience losses in its loan portfolios or perceive adverse trends that require it to significantly increase its allowance for loan losses in the future, which would reduce future earnings. In addition, BankAtlantic’s regulators may require it to increase or decrease its allowance for loan losses even if BankAtlantic thinks such change is unjustified.
Risks Associated with the Brokerage Industry
We engage in the securities business through BankAtlantic Bancorp’s investment banking and brokerage subsidiary, Ryan Beck, which subjects us to the specific risks of Ryan Beck’s business.
      The securities business is by its nature subject to risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting and ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Ryan Beck’s business and its profitability are affected by many factors including:

•	the volatility and price levels of the securities markets;

•	the volume, size and timing of securities transactions generally and of equity and debt securities in inventory;

•	the demand for investment banking services;

•	the level and volatility of interest rates;

•	the availability of credit;

•	legislation, regulations and/or rules issued by self-regulatory organizations affecting the business and financial communities;

•	the economy in general; and

•	potential liability to customers.
      Markets characterized by low trading volumes and depressed prices generally result in reduced commissions and investment banking revenues as well as losses from declines in the market value of securities positions. Moreover, Ryan Beck is likely to be adversely affected by negative developments in New Jersey, New York, the mid-Atlantic region and the financial services industry in general.
      Further, Ryan Beck’s performance is largely dependent on the talents and efforts of its key employees. Competition in the securities industry for qualified employees is intense. If Ryan Beck is unable to encourage the continued service of its key employees or to hire additional personnel, its results will be adversely affected.
Volatility in either the stock or fixed-income markets could have an adverse impact on Ryan Beck’s operations.
      The majority of Ryan Beck’s assets and liabilities are securities owned or securities sold, but not yet purchased. Securities owned and securities sold, but not yet purchased, are associated with trading activities conducted both as principal and as agent on behalf of individual and institutional investor clients of Ryan Beck and are accounted for at fair value in Ryan Beck’s financial statements. The fair value of these trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price quotations for similar instruments traded in different markets or management’s estimates of amounts to be realized on settlement. As a consequence, volatility in either the stock or fixed-income markets could result in an adverse change in Ryan Beck’s financial statements. Trading transactions as principal involve making markets in securities, which are held in inventory to facilitate sales to and purchases from customers. As a result of this activity, Ryan Beck may be required to hold securities during declining markets.

Risks Associated with the Real Estate Industry and Our Investment in Levitt
Levitt engages in real estate activities which are speculative and involve a high degree of risk.
      The real estate industry is highly cyclical by nature and future market conditions are uncertain. Factors which adversely affect the real estate and homebuilding industries, many of which are beyond our control, include:

•	the availability and cost of financing;

•	unfavorable interest rates and increases in inflation;

•	overbuilding or decreases in demand;

•	changes in national, regional and local economic conditions;

•	cost overruns, inclement weather, and labor and material shortages;

•	the impact of present or future environmental legislation, zoning laws and other regulations;

•	availability, delays and costs associated with obtaining permits, approvals or licenses necessary to develop property; and

•	increases in real estate taxes and other local government fees.
If Levitt experiences shortages of labor or supplies or other circumstances beyond its control, there could be delays or increased costs in developing its projects, which would adversely affect its operating results.
      Levitt’s ability to develop its projects may be affected by circumstances beyond its control, including:

•	work stoppages, labor disputes and shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers;

•	lack of availability of adequate utility infrastructure and services;

•	Levitt’s need to rely on local subcontractors who may not be adequately capitalized or insured; and

•	shortages or increases in prices of construction materials.
      Any of these circumstances could give rise to delays in the start or completion of, or increase the cost of, developing one or more of Levitt’s projects. Recently, supply and delivery issues have resulted in higher prices of some building materials. The costs of lumber, steel, concrete, asphalt and other building materials all rose significantly in 2004. Levitt competes with other real estate developers — regionally and nationally — for raw materials, and the competition has recently become global. Chinese demand for cement combined with supply bottlenecks and rising prices in global shipping have contributed to regional shortages in cement. Historically, Levitt has managed its costs, in part, by entering into short-term, fixed-price materials contracts with its subcontractors and its material suppliers. Levitt may be unable to achieve cost containment in the future by using fixed-price contracts. Without corresponding increases in the sales prices of its real estate inventories (both land and finished homes), increasing materials costs associated with land development and home building could negatively affect its margins. Levitt may not be able to recover these increased costs by raising its home prices because, typically, the price for each home is set months prior to delivery in a home sale contract with the customer. If Levitt is unable to increase its home prices to offset these increased costs, its operating results could be adversely affected.
Levitt has experienced significant growth in its homebuilding operations during the past two years which may not be maintained.
      Levitt and Sons experienced dramatic growth over the last two years with many of its communities selling out faster than originally anticipated. Since new communities will become available for sales over the next 6-15 months, Levitt and Sons has experienced a short-term decline in saleable inventory. If Levitt and Sons is not able to open new communities in a timely fashion, its saleable inventory will remain below historical levels and its results of operations will be adversely impacted.
Natural disasters in Florida could have an adverse effect on Levitt’s real estate operations.
      Levitt currently develops and sells a significant portion of its properties in Florida. The Florida markets in which Levitt operates are subject to the risks of natural disasters such as hurricanes and tropical storms. These natural disasters could have a material adverse effect on Levitt’s business by causing the incurrence of uninsured losses, the incurrence of delays in construction, and shortages and increased costs of labor and building materials.
      In the months of August and September 2004, five named storms made landfall in the State of Florida — Tropical Storm Bonnie and Hurricanes Charley, Frances, Ivan and Jeanne. Hurricane Charley passed through the southwestern and central areas of Florida, including areas where Levitt has significant homebuilding operations (Ft. Myers, Sarasota and Orlando). Hurricanes Frances and Jeanne both made landfall on the east coast of the State near Levitt’s St. Lucie County homebuilding and land development operations before passing to the northwest over Orlando. These three hurricanes caused property damage in several of the communities Levitt is currently developing, however Levitt’s losses were primarily related to landscaping, fences, lake beds and building materials. Some homeowners who purchased homes from Levitt have made claims based on water intrusion associated with the hurricanes, and Levitt has attempted to address those issues. Levitt’s consolidated statements of operations for the three and nine months ended September 30, 2004 included charges, recorded as other expenses, related to hurricane damage of approximately $2.9 million, net of projected insurance recoveries. See “Product liability litigation and claims that arise in the ordinary course of Levitt’s business may be costly or negatively impact sales, which could adversely affect Levitt’s business.”
      In addition to property damage, hurricanes may cause disruptions to Levitt’s business operations. New home buyers cannot obtain insurance until after named storms have passed, creating delays in new home deliveries. Approaching storms require that sales, development and construction operations be suspended in favor of storm preparation activities such as securing construction materials and equipment. After a storm has passed, construction-related resources such as sub-contracted labor and building materials are likely to be redeployed to hurricane recovery efforts around the State. Governmental permitting and inspection activities may similarly be focused primarily on returning displaced residents to homes damaged by the storms, rather than on new construction activity. Depending on the severity of the damage caused by the storms, disruptions such as these could last for several months. Levitt experienced a number of these disruptions following the unprecedented series of hurricanes which struck Florida in 2004. Although the disruptions are not expected to have a material impact on the profitability of Levitt’s operations over the long term, Levitt does expect the delays in new home deliveries and governmental permitting and inspection activities resulting from the hurricanes to continue through the first quarter of 2005.
Because Levitt’s business depends on the acquisition of new land, the unavailability of land could reduce Levitt’s revenues or negatively impact its results of operations.
      Levitt’s operations and revenues are highly dependent on its ability to acquire land for development at reasonable prices. Levitt may compete for available land with other homebuilders or developers that possess significantly greater financial, marketing and other resources. This competition may ultimately reduce the amount of land available as well as increase the bargaining position of property owners seeking to sell. Changes in the general availability of land, competition for available land, availability of financing to acquire land, zoning regulations that limit density and other market conditions may hurt Levitt’s ability to obtain land for new communities. If land appropriate for development becomes less available, the cost of land could increase, and Levitt’s business, financial condition and results of operations would be adversely affected.

Because real estate investments are illiquid, a decline in the real estate market or in the economy in general could adversely impact Levitt’s business.
      Real estate investments are generally illiquid. Companies that invest in real estate have a limited ability to vary their portfolio of real estate investments in response to changes in economic and other conditions. In addition, the market value of any or all of Levitt’s properties or investments may decrease in the future. Moreover, Levitt may not be able to dispose of an investment in a timely manner when it finds dispositions advantageous or necessary, and any such dispositions may not result in proceeds in excess of the amount of Levitt’s investment in such properties or even in excess of the amount of any indebtedness incurred to acquire such property. Declines in real estate values or in the economy generally could have a material adverse impact on Levitt’s results of operations.
Levitt’s ability to successfully develop communities could affect its financial condition.
      It may take several years for a community development to achieve positive cash flow. Before a community development generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. If Levitt is unable to develop and market its communities successfully and to generate positive cash flows from these operations in a timely manner, it would have a material adverse effect on Levitt’s ability to meet its working capital requirements.
Levitt’s ability to sell lots and homes, and, accordingly, its operating results, will be affected by the availability of financing to potential purchasers.
      Most purchasers of real estate finance their acquisitions through third-party mortgage financing. Real estate demand is generally adversely affected by:

•	increases in interest rates;

•	decreases in the availability of mortgage financing;

•	increasing housing costs;

•	unemployment; and

•	changes in federally sponsored financing programs.
      Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs or the unavailability of financing to potential homebuyers. Even if potential customers do not need financing, increases in interest rates and decreased mortgage availability could make it harder for them to sell their homes. If demand for housing declines, land may remain in Levitt’s inventory longer and its corresponding borrowing costs would increase. This could adversely affect Levitt’s operating results and financial condition.
Product liability litigation and claims that arise in the ordinary course of Levitt’s business may be costly or negatively impact sales, which could adversely affect Levitt’s business.
      Levitt’s homebuilding and commercial development business is subject to construction defect and product liability claims arising in the ordinary course of business. These claims are common in the homebuilding and commercial real estate industries and can be costly. Among the claims for which developers and builders have financial exposure are mold-related property damage and bodily injury claims. Damages awarded under these suits may include the costs of remediation, loss of property and health-related bodily injury. In response to increased litigation, insurance underwriters have attempted to limit their risk by excluding coverage for certain claims associated with pollution and product and workmanship defects. As a developer and a homebuilder, Levitt may be at risk of loss for mold-related property and bodily injury claims in amounts that exceed available limits on its comprehensive general liability policies. In addition, the costs of insuring against construction defect and product liability claims, if applicable, are high and the amount of coverage offered by insurance companies is limited. There can be no assurance that this coverage will not be further restricted and become more costly. If Levitt is not able to obtain adequate insurance against these claims, it would be forced to bear all of the financial risk associated with such claims and may experience losses that could negatively impact its operating results.
      Further, as a community developer, Levitt may be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation or development of its communities. Any efforts made by Levitt in resolving these issues or disputes may not satisfy the affected residents and any subsequent action by these residents could negatively impact its sales and results of operations. In addition, Levitt could be required to make material expenditures related to the settlement of such issues or disputes or to modify its community development plans.
Levitt is subject to governmental regulations that may limit its operations, increase its expenses or subject it to liability.
      Levitt is subject to laws, ordinances and regulations of various federal, state and local governmental entities and agencies concerning, among other things:

•	environmental matters;

•	wetland preservation;

•	health and safety;

•	zoning, land use and other entitlements;

•	building design; and

•	density levels.
      In developing a project and building homes or apartments, Levitt may be required to obtain the approval of numerous governmental authorities regulating matters such as:

•	installation of utility services such as gas, electric, water and waste disposal;

•	the dedication of acreage for open space, parks and schools;

•	permitted land uses; and

•	the construction design, methods and materials used.
      These laws or regulations could, among other things:

•	limit the number of homes, apartments or commercial properties that may be built;

•	change building codes and construction requirements affecting property under construction;

•	increase the cost of development and construction;

•	delay development and construction; and

•	otherwise have a material adverse effect on the real estate industry in general and on Levitt’s business, financial condition and results of operations, specifically.
      Levitt may also at times not be in compliance with all regulatory requirements. If Levitt is not in compliance with regulatory requirements, it may be subject to penalties or it may be forced to incur significant expenses to cure any noncompliance. In addition, some of Levitt’s land and some of the land that it may acquire has not yet received planning approvals or entitlements necessary for planned development or future development. Failure to obtain entitlements necessary for further development of this land on a timely basis or to the extent desired may adversely affect Levitt’s future results and prospects.
      Several governmental authorities have also imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas, and many of these fees have increased significantly during recent years.

Building moratoriums and changes in governmental regulations may subject Levitt to delays or increased costs of construction or prohibit development of its properties.
      Levitt may be subject to delays or may be precluded from developing in certain communities because of building moratoriums or changes in statutes or rules that could be imposed in the future. The State of Florida and various counties have in the past and may in the future continue to declare moratoriums on the issuance of building permits and impose restrictions in areas where the infrastructure, such as roads, schools, parks, water and sewage treatment facilities and other public facilities, does not reach minimum standards. Additionally, certain counties including Miami-Dade, Broward, Palm Beach and Martin Counties have enacted more stringent building codes, which have resulted in increased costs of construction. As a consequence, Levitt may incur significant expenses in connection with complying with new regulatory requirements that it may not be able to pass on to buyers.
Levitt is subject to certain environmental laws and the cost of compliance could adversely affect its business.
      As a current or previous owner or operator of real property, Levitt may be liable under federal, state, and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not Levitt knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial. The presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect Levitt’s ability to sell or lease the property, to use the property for its intended purpose, or to borrow using the property as collateral.
Increased insurance risk could negatively affect Levitt’s business.
      Insurance and surety companies have reassessed many aspects of their business and, as a result, may take actions that could negatively affect Levitt’s business. These actions could include increasing insurance premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business. Any of these actions may adversely affect Levitt’s ability to obtain appropriate insurance coverage at reasonable costs, which could have a material adverse effect on its business.
Risks Associated with Our Class A Common Stock and the Offering
Our management has broad discretion over the use of the proceeds from this offering.
      We have not identified any specific investments to be made with the proceeds of this offering and otherwise have not specifically allocated the use of those proceeds as of the date of this prospectus. Additionally, we may not identify and complete investments for a significant period of time after completion of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. A portion of the proceeds may be used for working capital or to pay operating expenses rather than for investments.
We have never paid cash dividends on our common stock and there is no assurance that we will pay cash dividends in the future.
      We have never paid regular cash dividends on our common stock, and we do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Further, our ability to pay cash dividends is dependent on the ability of our subsidiaries to pay sufficient dividends to us. Our subsidiaries are subject to limitations that restrict their ability to pay dividends. See “Risks Associated With Us — We depend on dividends from our subsidiaries for a significant portion of our cash flow. Regulatory restrictions and indebtedness limit the ability of some of our subsidiaries to pay dividends.”

Alan B. Levan and John E. Abdo’s control position may adversely affect the market price of our Common Stock.
      Alan B. Levan, our Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, our Vice Chairman of the Board of Directors, may be deemed to have beneficially owned at December 31, 2004 approximately 61.8% of our Class A Common Stock and 79.7% of our Class B Common Stock. These shares represented approximately 75.8% of our total voting power at December 31, 2004 and will represent approximately 73.5% of our total voting power after the completion of this offering. Since our Class A Common Stock and Class B Common Stock vote as a single class on most matters, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote and elect the members of our Board of Directors. Alan B. Levan and John E. Abdo’s control position may have an adverse effect on the market price of our common stock.
We may issue additional securities in the future.
      There is generally no restriction on our ability to issue debt or equity securities which are pari passu or have a preference over our Class A Common Stock. Likewise, there is also no restriction on the ability of BankAtlantic Bancorp or Levitt to issue additional capital stock or incur additional indebtedness. Authorized but unissued shares of our capital stock are available for issuance from time to time in the discretion of our Board of Directors, including issuances in connection with acquisitions. Any such issuances may be dilutive to our earnings per share or to our shareholders’ ownership position.
      We do not anticipate that we will seek shareholder approval in connection with any future issuances of our stock unless we are required by law or the rules of any stock exchange on which our securities are listed. There are no limitations on our ability to incur additional debt or issue additional notes or debentures.
The terms of our articles of incorporation, which establish fixed relative voting percentages between our Class A Common Stock and Class B Common Stock, may not be well accepted by the market.
      Our Class A Common Stock and Class B Common Stock generally vote together as a single class. The Class A Common Stock possesses in the aggregate 22% of the total voting power of all our common stock and the Class B Common Stock possess in the aggregate the remaining 78% of the total voting power. These relative voting percentages will remain fixed until such time when the number of shares of Class B Common Stock outstanding decreases to 1,800,000 shares, in which case the Class A Common Stock aggregate voting power will increase to 40% and the Class B Common Stock will have the remaining 60%. When the number of shares of Class B Common Stock outstanding decreases to 1,400,000 shares, the Class A Common Stock aggregate voting power will increase to a fixed 53% and the Class B Common Stock will have the remaining 47%. These relative voting percentages will remain fixed until such time as the number of shares of Class B Common Stock outstanding decreases to 500,000 shares, at which time the fixed voting percentages will be eliminated. These changes in the relative voting power represented by each class of our common stock are based only on the number of shares of Class B Common Stock outstanding, thus issuances of Class A Common Stock will have no effect on these provisions. Therefore, as additional shares of Class A Common Stock are issued, it is likely that the disparity between the equity interest represented by the Class B Common Stock and its voting power would widen. While the amendment creating this capital structure was approved by our shareholders, the fixed voting percentage provisions are somewhat unique. If the market does not sufficiently accept this structure, the trading price and market for our Class A Common Stock would be adversely affected.
Our Class A Common Stock is not actively traded and the stock price may be volatile.
      Our Class A Common Stock has traded on the Nasdaq National Market since May 5, 2003. However, the average daily trading volume of our Class A Common Stock for the last twelve months has been approximately 14,000 shares. Accordingly, there is currently a limited trading market for our Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained.

If you purchase our Class A Common Stock in this offering, you will experience immediate and substantial dilution in the book value of your shares.
      Investors purchasing Class A Common Stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Based upon an assumed purchase price per share of $13.20, the closing price of our Class A Common Stock on the Nasdaq National Market on February 15, 2005, pro forma book value per share after the offering would be $6.47 as of September 30, 2004. This represents an immediate dilution of $6.73 per share to new investors purchasing shares of Class A Common Stock in this offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation.
FORWARD LOOKING STATEMENTS
      Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seeks” or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus or other documents incorporated by reference. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. This prospectus also contains information regarding the past performance of our investments and you should note that prior performance of investments and acquisitions is not a guarantee or indication of future performance. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services, investment banking, real estate development or homebuilding industries, while other factors apply directly to us. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements, and many of these factors are beyond our control. These include, but are not limited to: the impact of economic, competitive and other factors affecting the Company and its operations, markets, products and services and the operations, products and services of its controlled entities and entities in which it has non-control investments, that our internal controls or the internal controls of our subsidiaries over financial reporting are found not to be effective as required under Section 404 of the Sarbanes-Oxley Act of 2002, that BFC will not have sufficient available cash to make investments, that BFC shareholders’ interests will be diluted in transactions utilizing BFC stock for consideration, that appropriate investment opportunities on reasonable terms and at reasonable prices will not be available, the performance of those entities in which investments are made may not be as anticipated, and that BFC will be subject to the unique business and industry risks and characteristics of each entity in which an investment is made; with respect to BankAtlantic Bancorp and BankAtlantic: the risks and uncertainties associated with its operations, products and services, changes in economic or regulatory policies, the success of any new lines of business in which it may engage, credit risks and loan losses, and the related sufficiency of the allowance for loan losses, changes in interest rates and the effects of, and changes in, trade, monetary and fiscal policies and laws, increases in costs associated with regulatory compliance, adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on our activities and the value of our assets, BankAtlantic’s seven-day banking initiative, extended midnight branch banking hours initiative, branch expansion and other growth initiatives not producing results consistent with historic growth rates or results which justify their costs, the impact of regulatory or accounting issues, including the impact of and compliance with the USA Patriot Act, Bank Secrecy Act and anti-money laundering laws, periodic testing of goodwill and other intangible assets for impairment, and BankAtlantic’s achieving the benefits of its prepayment of certain Federal Home Loan Bank advances; with respect to Ryan Beck: risks and uncertainties associated with its operations, products and services, changes in economic or regulatory policies, the volatility of the stock market and fixed income markets, announced or anticipated transactions, including mergers and acquisitions, or capital financing transactions not being completed or producing results which justify their costs, the success or profitability of Ryan Beck’s newly launched products, and the effectiveness of Ryan Beck’s advertising and brand awareness campaigns; with respect to Levitt: the risks and uncertainties relating to the market for real estate generally and in the areas where Levitt has developments, the impact of economic, competitive and other factors affecting Levitt and its operations, including the impact of hurricanes and tropical storms in the areas in which Levitt operates, and that the recent hurricanes may have a greater impact on operations than currently anticipated or that damage to Levitt homes and property may be greater than currently anticipated, the market for real estate generally and in the areas where Levitt has developments, including the impact of market conditions on Levitt’s margins, the availability and price of land suitable for development, shortages and increased costs of construction materials and labor, the effects of increases in interest rates, environmental factors, the impact of governmental regulations and requirements (including delays in obtaining necessary permits and approvals as a result of the reallocation of government resources based on hurricane related issues in the areas in which Levitt operates), Levitt’s ability to successfully integrate the operations of its acquisitions, Levitt’s ability to timely deliver homes from backlog and successfully manage growth, and Levitt’s success at managing the risks involved in the foregoing. For a discussion of material risks known to us that could cause actual results to differ, please see the discussion in the section of this prospectus above entitled “Risk Factors” on page 13 and the risk factors and other information contained in our publicly available SEC filings.
USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the 3,600,000 shares of Class A Common Stock we are offering will be approximately $43,543,600 after deducting estimated offering expenses and underwriting discounts. For purposes of this calculation we have assumed a public offering price of $13.20 per share, which was the closing price of our Class A Common Stock on the Nasdaq National Market on February 15, 2005.
      We currently intend to use the net proceeds to support our growth, primarily through new investments and acquisitions, and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to pay down a line of credit with an independent financial institution, which is due May 2, 2005 and bears interest at LIBOR plus 280 basis points. At September 30, 2004, approximately $7.2 million was outstanding under the line of credit. Funds drawn on the line of credit were primarily utilized to fund the first tranche of our investment in Benihana, to pay the dividend on our 5% Preferred Stock, to reduce mortgage payables and other borrowings and to fund operating and general and administrative expenses. From time to time in the ordinary course of our business, we evaluate potential business investment or acquisition opportunities, some of which may be material. At the present time, we have not reached any agreements in principle relating to any material business investment or acquisition.
      The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

PRICE RANGE OF COMMON STOCK
      Our Class A Common Stock is listed on the Nasdaq National Market under the symbol “BFCF.” Our Class A Common Stock began trading on the Nasdaq National Market on May 5, 2003. Our Class B Common Stock is quoted on the OTC Bulletin Board under the symbol “BFCFB.OB.” The following table sets forth, for the indicated periods, the high and low sale prices for our Class A Common Stock as reported by the Nasdaq National Market and for our Class B Common Stock as reported by the National Association of Securities Dealers Automated Quotation System. The stock prices do not include retail mark-ups, mark-downs or commissions.

	High	Low

Class A Common Stock:
2002
First Quarter	$3.78	$2.27
Second Quarter	3.96	3.18
Third Quarter	3.23	2.25
Fourth Quarter	2.67	2.14
2003
First Quarter	$2.89	$2.23
Second Quarter	4.86	2.34
Third Quarter	6.63	4.28
Fourth Quarter	9.50	6.34
2004
First Quarter	$13.80	$8.58
Second Quarter	13.74	10.08
Third Quarter	11.69	9.21
Fourth Quarter	13.31	10.15
2005
First Quarter (through February 15, 2005)	$14.18	$11.30

	High	Low

Class B Common Stock:
2002
First Quarter	$3.87	$2.29
Second Quarter	3.87	3.27
Third Quarter	3.34	2.22
Fourth Quarter	2.67	2.25
2003
First Quarter	$2.67	$2.27
Second Quarter	4.86	2.67
Third Quarter	6.09	4.30
Fourth Quarter	10.24	6.14
2004
First Quarter	$13.60	8.32
Second Quarter	13.60	9.20
Third Quarter	11.30	9.10
Fourth Quarter	13.00	10.25
2005
First Quarter (through February 15, 2005)	$13.50	$11.50
      On February 15, 2005, the closing sale price of our Class A Common Stock as reported on the Nasdaq National Market was $13.20 per share and the closing sale price of our Class B Common Stock as reported by the National Association of Securities Dealers Automated Quotation System was $13.00 per share.
      As of February 9, 2005, there were 2,078 holders of record of our Class A Common Stock and 1,064 holders of record of our Class B Common Stock.

DIVIDEND POLICY
      We have not declared or distributed cash dividends to the holders of either our Class A Common Stock or our Class B Common Stock since our inception in 1980, and it is not likely that any cash dividends on our common stock will be declared in the foreseeable future. Our Board of Directors intends, for the foreseeable future, to follow a policy of retaining all of our earnings to finance the operations and expansion of our business.
      We issued a 25% stock dividend on March 1 and on May 25, 2004, and a 15% stock dividend on June 17 and a 25% stock dividend on December 1, 2003, each of which was payable in shares of Class A Common Stock. On February 7, 2005, we amended our articles of incorporation to increase our authorized shares of Class A Common Stock from 20,000,000 to 70,000,000. Subject to market conditions and other factors, we expect to issue additional shares of Class A Common Stock as stock dividends since the Board of Directors believes that these stock dividends contribute to a broader and enhanced trading market for the Class A Common Stock.

CAPITALIZATION
      The following table sets forth the parent company only capitalization of BFC on an actual basis at September 30, 2004 and on an as adjusted basis to reflect the sale of the 3,600,000 shares of Class A Common Stock to be sold by us in this offering at a price of $13.20 per share, the closing price of our Class A Common Stock on the Nasdaq National Market on February 15, 2005 (after deducting underwriting discounts and estimated offering expenses), and the application of the estimated net proceeds from the offering as described in the section of this prospectus entitled “Use of Proceeds,” on page 28. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Current Report on Form 8-K dated February 11, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, which are incorporated in this prospectus by reference.

	September 30,
	2004	As Adjusted

	(Dollars in thousands)
Note payable	$7,183	$—

Shareholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; 5% Cumulative Convertible Preferred Stock, 15,000 shares issued and outstanding, 15,000 shares issued and outstanding, as adjusted	—	—
Class A Common Stock, $.01 par value, 20,000,000 shares authorized; 18,188,460 shares issued and outstanding, 21,788,460 shares issued and outstanding, as adjusted	165	201
Class B Common Stock, $.01 par value, 20,000,000 shares authorized; 3,104,427 shares issued and outstanding, 3,104,427 issued and outstanding, as adjusted(1)	29	29
Additional paid-in capital	48,691	92,199
Retained earnings	70,392	70,392

Total shareholders’ equity before accumulated other comprehensive income	119,277	162,821
Accumulated other comprehensive income	1,576	1,576

Total shareholders’ equity	120,853	164,397

Total capitalization	$128,036	$164,397

(1)	Does not include 4,192,085 shares of Class B Common Stock issuable upon the exercise of outstanding options at February 7, 2005 with a weighted average exercise price of $3.29 per share.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following table sets forth selected consolidated financial data for BFC as of and for the years ended December 31, 1999 through 2003 and as of and for the nine months ended September 30, 2003 and 2004. Certain selected financial data presented below as of December 31, 1999, 2000, 2001, 2002 and 2003 and for each of the years in the five-year period ended December 31, 2003, are derived from our consolidated financial statements. Our consolidated financial statements were audited by KPMG LLP, an independent registered public accounting firm, with respect to the years ended December 31, 1999 through 2002, and by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, with respect to the year ended December 31, 2003. The selected financial data presented below as of and for the nine-month periods ended September 30, 2004 and 2003 are derived from our unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data. Results for the nine-month period ended September 30, 2004 are not necessarily indicative of results that may be expected for the entire year or any future period. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Current Report on Form 8-K dated February 11, 2005 and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, which are incorporated in this prospectus by reference.

	For the Nine Months Ended
	September 30,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999 (k)

	(Dollars in thousands, except per share data)
Income Statement
Revenue
Financial Services	$448,302	$409,075	$541,910	$492,344	$412,091	$425,538	$—
Homebuilding and Real Estate Development	380,588	188,451	288,686	212,081	147,977	109,126	—
Other Operations	5,650	1,389	1,708	1,336	3,261	9,217	15,924

	834,540	598,915	832,304	705,761	563,329	543,881	15,924

Costs and Expenses
Financial Services	365,943	361,379	480,314	467,181	372,505	396,940	—
Homebuilding and Real Estate Development	328,976	165,297	253,169	191,662	136,885	98,933	—
Other Operations	5,304	3,382	7,809	5,944	8,852	13,886	4,205

	700,223	530,058	741,292	664,787	518,242	509,759	4,205

Income before income taxes and equity in earnings from unconsolidated subsidiaries	134,317	68,857	91,012	40,974	45,087	34,122	11,719
Equity in earnings from unconsolidated subsidiaries	16,722	6,659	10,126	9,327	2,888	1,141	—

Income before income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	151,039	75,516	101,138	50,301	47,975	35,263	11,719
Provision for income taxes	63,258	31,773	44,166	17,993	25,260	17,642	4,293
Minority interest in income of consolidated subsidiaries	76,488	38,855	51,093	38,294	18,379	14,655	—

	For the Nine Months Ended
	September 30,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999 (k)

	(Dollars in thousands, except per share data)
Income (loss) from continuing operations	11,293	4,888	5,879	(5,986)	4,336	2,966	7,426
Income from discontinued operations, net of taxes		1,143	1,143	2,536	—	669	—
Income from extraordinary items, net of taxes	—	—	—	23,749	—	—	—
Income (loss) from cumulative effect of a change in accounting principle, net of taxes	—	—	—	(15,107)	1,138	—	—

Net income	$11,293	$6,031	$7,022	$5,192	$5,474	$3,635	$7,426

Amortization of goodwill, net of tax	—	—	—	—	735	791	748
Net income adjusted to exclude goodwill amortization	11,293	6,031	7,022	5,192	6,209	4,426	8,174
5% Preferred Stock dividends	204	—	—	—	—	—	—

Net income available to common shareholders	$11,089	$6,031	$7,022	$5,192	$6,209	$4,426	$8,174

Common Share Data(a),(b),(c),(d):
Basic earnings (loss) per share from continuing operations	$0.58	$0.27	$0.32	$(0.34)	$0.24	$0.17	$0.42
Discontinued operations	—	0.06	0.06	0.14	—	0.04	—
Extraordinary items	—	—	—	1.32	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	(0.84)	0.06	—	—

Basic earnings per share of common stock	0.58	0.33	0.38	0.29	0.30	0.21	0.42
Basic earnings per share from amortization of goodwill					0.04	0.05	0.04

Basic earnings per share adjusted to exclude goodwill amortization	$0.58	$0.33	$0.38	$0.29	$0.34	$0.26	$0.46

Diluted earnings (loss) per share from continuing operations	$0.47	$0.22	$0.26	$(0.34)	$0.17	$0.13	$0.30
Discontinued operations	—	0.05	0.06	0.14	—	0.03	—
Extraordinary items	—	—	—	1.30	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	(0.82)	0.06	—	—

Diluted earnings per share of common stock	0.47	0.27	0.31	0.26	0.22	0.15	0.30
Diluted earnings per share from amortization of goodwill	—	—	—	—	0.03	0.03	0.03

Diluted earnings per share adjusted to exclude goodwill amortization	$0.47	$0.27	$0.31	$0.26	$0.26	$0.18	$0.34

Basic weighted average number of common shares outstanding	19,263,000	18,200,000	18,255,000	17,963,000	17,873,000	17,873,000	17,873.000
Diluted weighted average number of common shares outstanding	22,226,000	20,495,000	20,825,000	17,963,000	19,705,000	19,140,000	19,806,000
Ratio of earnings to fixed charges(e)	(2.07)	0.10	0.15	(0.23)	0.95	(0.14)	2.34
Dollar deficiency of earnings to fixed charges(e)	2,60	787	987	1,421	68	1,586	—

	For the Nine Months Ended
	September 30,		As of or For the Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999 (k)

	(Dollars in thousands, except per share data)
Balance Sheet (at period end)
Loans and leases, net(f)	$4,138,174	$3,744,771	$3,611,612	$3,377,870	$2,776,624	$2,855,015	$1,325
Securities	963,808	602,382	677,713	1,111,825	1,356,497	1,315,122	8,663
Total assets	6,264,338	5,189,071	5,135,444	5,415,933	4,665,359	4,654,954	96,745
Deposits	3,242,291	2,982,203	3,058,142	2,920,555	2,276,567	2,234,485	—
Securities sold under agreements to repurchase and federal funds purchased	257,250	143,230	120,874	116,279	467,070	669,202	—
Other borrowings(g)	1,776,396	1,381,819	1,209,571	1,686,613	1,326,264	1,351,881	18,253
Shareholders’ equity	120,853	83,622	85,675	77,411	74,172	72,615	58,965
Book value per share(c)(h)	5.42	4.55	4.60	4.31	4.14	4.06	3.30
Return on average equity(i)	10.87%	7.51%	8.63%	6.85%	7.44%	5.77%	12.61
Asset Quality Ratios
Non-performing assets, net of reserves as a percent of total loans, tax certificates and real estate owned	0.30%	0.55%	0.33%	0.79%	1.11%	0.89%	—
Loan loss allowance as a percent of non-performing loans	401.66%	232.22%	490.46%	259.52%	122.60%	254.00%	—
Loan loss allowance as a percent of total loans	1.19%	1.30%	1.28%	1.43%	1.62%	1.66%	—
Levitt Corporation
Consolidated margin on sales of real estate	$98,092	$49,771	$73,627	$48,133	$31,455	$21,293	$—
Consolidated margin percentage	26.2%	26.9%	26.0%	23.2%	22.0%	21.2%	—
Homes delivered	1,451	619	1,011	740	597	441	—
Backlog of homes (units)	2,175	1,972	2,053	824	584	487	—
Backlog of homes (value)	$528,281	$429,997	$458,771	$167,526	$125,041	$94,751	$—
Land division acres sold(j)	471	1,268	1,337	1,473	253	145	—
Capital Ratios for BankAtlantic:
Total risk based capital	11.47%	11.91%	12.06%	11.89%	12.90%	11.00%	13.30
Tier I risk based capital	9.71%	10.07%	10.22%	10.01%	11.65%	9.74%	12.04
Leverage	7.55%	8.20%	8.52%	7.26%	8.02%	6.66%	7.71

(a)	Since its inception, BFC has not paid any cash dividends.

(b)	While the Company has two classes of common stock outstanding, the two-class method is not presented because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes.

(c)	I.R.E. Realty Advisory Group, Inc. (“RAG”) owns 3,711,000 shares of our Class A Common Stock and 500,000 shares of our Class B Common Stock. Because the Company owns 45.5% of the outstanding common stock of RAG, 1,687,000 shares of Class A Common Stock and 227,000 shares of Class B Common Stock are eliminated from the number of shares outstanding for purposes of computing earnings per share and book value per share.

(d)	All share and per share data has been adjusted for a five for four common stock split effected in the form of a 25% stock dividend payable in shares of the Company’s Class A Common Stock to the holders of Class A and Class B Common Stock of record on May 17, 2004.

(e)	The operations, fixed charges and dividends of BankAtlantic Bancorp and Levitt are not included in this calculation because each of those subsidiaries are separate, publicly traded companies whose Board of

Directors are composed of individuals, a majority of whom are independent. Accordingly, decisions made by those Boards, including with respect to the payment of dividends, are not within our control.

(f)	Includes $233,000, $0, and $5,000 and $1.3 million of bankers acceptances in 2003, 2002, 2001 and 2000, respectively.

(g)	Other borrowings consist of FHLB advances, subordinated debentures, mortgage notes payable and bonds payable, guaranteed preferred beneficial interests in BankAtlantic Bancorp’s junior subordinated debentures and junior subordinated debentures.

(h)	Preferred stock redemption price is eliminated from shareholders’ equity for purposes of computing book value per share.

(i)	Ratios were computed using quarterly averages.

(j)	Land sales between Levitt’s subsidiaries were eliminated in consolidation.

(k)	Since 2000 the Company has controlled more than 50% of the vote of BankAtlantic Bancorp, and BankAtlantic Bancorp has been consolidated in the Company’s financial statements instead of carried on the equity basis.

SELECTED PARENT COMPANY ONLY FINANCIAL DATA
      The following table sets forth selected parent company only financial data for BFC as of and for the years ended December 31, 1999 through 2003. Certain selected financial data presented below as of December 31, 1999, 2000, 2001, 2002 and 2003 and for each of the years in the five-year period ended December 31, 2003, are derived from our consolidated financial statements. Our consolidated financial statements were audited by KPMG LLP, an independent registered public accounting firm, with respect to the years ended December 31, 1999 through 2002, and by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, with respect to the year ended December 31, 2003. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Current Report on Form 8-K dated February 11, 2005, which is incorporated in this prospectus by reference.

	As of or For the Year Ended December 31

	2003	2002	2001	2000	1999

	(In thousands)
Balance Sheet Data:
Assets
Cash and cash equivalents	$1,536	$797	$2,706	$172	$1,193
Securities available for sale, at market value	1,218	1,269	859	827	203
Investment in venture partnerships	626	2,782	4,691	8,483	—
Investment in BankAtlantic Bancorp, Inc.	91,869	106,017	98,815	89,603	73,764
Investment in Levitt Corporation	27,885	—	—	—	—
Investment in other subsidiaries	13,680	13,620	13,887	13,380	18,162
Loans receivable	4,175	4,175	1,184	—	—
Other assets	484	768	831	6,369	3,196

Total assets	$141,473	$129,428	$122,973	$118,834	$96,518

Liabilities and Shareholders’ Equity
Mortgages payable and other borrowings	$6,015	$6,015	$4,515	$4,080	$8,080
Other liabilities	23,234	22,805	22,491	20,511	15,879
Deferred income taxes	26,549	23,197	21,795	21,628	13,594

Total liabilities	55,798	52,017	48,801	46,219	37,553

Total shareholders’ equity	85,675	77,411	74,172	72,615	58,965

Total liabilities and shareholders’ equity	141,473	129,428	122,973	118,834	96,518
Statements of Operations Data:
Revenues	1,051	763	1,010	479	1,708
Expenses	3,954	3,898	4,022	4,541	2,958

(Loss) before undistributed earnings from subsidiaries	(2,903)	(3,135)	(3,012)	(4,062)	(1,250)
Equity from earnings in BankAtlantic Bancorp	15,222	11,380	10,551	8,264	10,501
Equity from earnings in Levitt	—	—	—	—	—
Equity from earnings (loss) in other subsidiaries	(1,583)	(633)	595	1,188	2,468

Income before income taxes	10,736	7,612	8,134	5,390	11,719
Provision for income taxes	3,714	2,420	2,660	1,755	4,293

Net income	$7,022	$5,192	$5,474	$3,635	$7,426

	As of or For the Year Ended December 31

	2003	2002	2001	2000	1999

	(In thousands)
Statements of Cash Flow Data:
Operating Activities:
Income (loss) from continuing operations	$5,879	$(5,986)	$4,336	$2,966	$7,426
Income from discontinued operations, net of tax	1,143	2,536	—	669	—
Income from extraordinary item, net of tax	—	23,749	—	—	—
Cumulative effect of a change in accounting principle, net of tax	—	(15,107)	1,138	—	—
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity from earnings in BankAtlantic Bancorp	(15,222)	(11,380)	(10,551)	(8,264)	(10,501)
Equity from earnings in Levitt	—	—	—	—	—
Equity from (earnings) loss in other subsidiaries	1,583	633	(595)	(1,188)	(2,468)
Depreciation	10	24	25	5	17
Provision for deferred income taxes	3,646	2,556	2,660	1,745	4,103
Loss on investment securities	—	499	920	1,776	—
Gain from securities activities, net	(270)	—	—	—	—
Proceeds from escrow for called debenture liability	—	—	—	2,455	—
Advances (to) from other subsidiaries	444	503	1,538	4,837	(5,405)
Increase in loans receivable	—	(2,991)	(1,184)	—	—
(Increase) decrease in other assets	274	49	1,671	(529)	(330)
Increase (decrease) in other liabilities	155	213	719	(144)	555

Net cash (used in) provided by operating activities	(2,358)	(4,702)	677	4,328	(6,603)

Investing Activities:
Common stock dividends received from BankAtlantic Bancorp	1,686	1,581	1,468	1,288	1,236
Capital contribution to subsidiaries	—	—	—	—	—
Dividends from other subsidiaries	—	—	—	—	—
Distributions from venture partnerships	344	—	—	—	—
Decrease (increase) in securities available for sale	785	(173)	(100)	(2,637)	343

Net cash (used in) provided by investing activities	2,815	1,408	1,368	(1,349)	1,579

	As of or For the Year Ended December 31

	2003	2002	2001	2000	1999

	(In thousands)
Financing Activities:
Borrowings	—	1,500	4,515	—	8,079
Repayment of borrowings	—	—	(4,080)	(4,000)	(4,074)
Issuance of preferred stock	—	—	—	—	—
Retirement of common stock	—	(319)	—	—	—
Issuance of common stock	282	204	54	—	—
Preferred stock dividends paid	—	—	—	—	—

Net cash provided by (used in) financing activities	282	1,385	489	(4,000)	4,005

Increase (decrease) in cash and cash equivalents	739	(1,909)	2,534	(1,021)	(1,019)
Cash at beginning of period	797	2,706	172	1,193	2,212

Cash at end of period	$1,536	$797	$2,706	$172	$1,193

BUSINESS
The Company
      We are a diversified holding company that invests in and acquires businesses in diverse industries. Our ownership interests include direct and indirect interests in businesses in a variety of sectors, including consumer and commercial banking, brokerage and investment banking, home building and master-planned community development, time-share and vacation ownership. We also hold interests in an Asian themed restaurant chain and various real estate and venture capital investments. Our principal holdings consist of direct controlling interests in BankAtlantic Bancorp and Levitt and our primary activities currently relate to the operations of BankAtlantic Bancorp and Levitt. On July 1, 2004 we made a direct investment in the convertible preferred stock of Benihana, one of the largest Asian restaurant chains in the United States.
      Through December 31, 2003, Levitt was a wholly-owned subsidiary of BankAtlantic Bancorp. On December 2, 2003, the BankAtlantic Bancorp Board of Directors authorized the spin-off of Levitt to the shareholders of BankAtlantic Bancorp by declaring a stock dividend of all of BankAtlantic Bancorp’s shares of Levitt. BankAtlantic Bancorp’s shareholders, including the Company, each received one share of Levitt Class A Common Stock for every four shares of BankAtlantic Bancorp Class A Common Stock owned, and one share of Levitt Class B Common Stock for every four shares of BankAtlantic Bancorp Class B Common Stock owned. The shares were distributed on December 31, 2003 to shareholders of record on December 18, 2003. As a consequence of the spin-off, our ownership position in Levitt on December 31, 2003 was initially identical to our ownership position in BankAtlantic Bancorp, including our control of more than 50% of the vote of these companies. In April 2004, Levitt completed a public offering of 5,000,000 shares of its Class A Common Stock, resulting in net proceeds to Levitt of approximately $114.8 million. As a result of this offering, our ownership position in Levitt was reduced to 16.6% of its total equity and a 52.9% voting interest at September 30, 2004. Accordingly, Levitt continues to be consolidated in the Company’s financial statements.
      We have controlled more than 50% of the vote of BankAtlantic Bancorp since 2000, and BankAtlantic Bancorp is consolidated in our financial statements instead of carried on the equity basis. We own 8,347,400 shares of BankAtlantic Bancorp Class A Common Stock and 4,876,124 shares of BankAtlantic Bancorp Class B Common Stock. BankAtlantic Bancorp’s Class A shareholders are entitled to one vote per share, which in the aggregate represent 53% of the combined voting power of BankAtlantic Bancorp’s Class A Common Stock and BankAtlantic Bancorp’s Class B Common Stock. BankAtlantic Bancorp’s Class B Common Stock, all of which is owned by the Company, represents the remaining 47% of the combined vote.
      BFC’s ownership in BankAtlantic Bancorp and Levitt as of September 30, 2004 was as follows:

		Percent of
	Shares	Total	Percent
	Owned	Outstanding	of Vote

BankAtlantic Bancorp
Class A Common Stock(a)	8,347,400	15.1%	8.0%
Class B Common Stock	4,876,124	100.0%	47.0%
Total	13,223,524	22.1%	55.0%
Levitt
Class A Common Stock	2,074,240	11.2%	5.9%
Class B Common Stock	1,219,031	100.0%	47.0%
Total	3,293,271	16.6%	52.9%

(a)	Includes 50,422 shares directly held by a limited partnership in which BFC has a controlling interest of 56.5%.
      We report our results of operations through three segments: Financial Services, Homebuilding and Real Estate Development and Other Operations.

Financial Services
      BankAtlantic Bancorp is a Florida-based financial services holding company and owns BankAtlantic and Ryan Beck. Through these subsidiaries, BankAtlantic Bancorp provides a full line of products and services encompassing consumer and commercial banking, brokerage services and investment banking. As of September 30, 2004, BankAtlantic Bancorp had total consolidated assets of approximately $5.7 billion, deposits of approximately $3.2 billion and stockholders’ equity of approximately $459 million.

BankAtlantic
      BankAtlantic, a federally-chartered, federally-insured savings bank organized in 1952, is one of the largest financial institutions headquartered in Florida. It provides traditional retail banking services and a wide range of commercial banking products and related financial services through 74 branch offices located primarily in Miami-Dade, Broward, Palm Beach and Hillsborough Counties in the State of Florida. At September 30, 2004, BankAtlantic had over 270,000 customers and 400,000 accounts. BankAtlantic’s primary activities include:

•	attracting checking and savings deposits from individuals and business customers;

•	originating commercial real estate and business loans, and consumer and small business loans;

•	purchasing wholesale residential loans from third parties; and

•	making other investments in mortgage-backed securities, tax certificates and other securities.
      BankAtlantic is a community-oriented bank that is engaged in commercial and consumer banking. Its operations are focused primarily on retail deposit-taking, commercial lending and commercial real estate lending. BankAtlantic’s primary source of revenue is interest income from its lending activities. It also receives revenue from interest and dividends on its investment securities. BankAtlantic’s primary sources of funds are deposits, principal and interest payments and principal prepayments on loans and investment securities, interest and dividends from its investment securities and borrowings in the form of Federal Home Loan Bank, or FHLB, advances.
      BankAtlantic is regulated and examined by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.
      The Bank’s strategy includes:

•	Continuing The “Florida’s Most Convenient Bank” Initiative. BankAtlantic began its “Florida’s Most Convenient Bank” initiative in 2002. This initiative, which includes offering free checking, seven-day branch banking, extended lobby hours, a 24-hour customer service center and new products and customer service initiatives is an integral part of BankAtlantic’s strategy to position itself as a customer-oriented bank and increase its low cost deposit accounts. BankAtlantic has instituted marketing programs in the branches which include sales training programs, outbound telemarketing requirements and incentive compensation programs enabling its branch banking personnel to earn additional income for production of profitable business.

•	Increasing Low Cost Deposits. From December 31, 2001 to September 30, 2004, BankAtlantic’s low cost deposits, comprised of demand deposit, NOW checking accounts and savings accounts, increased 167% from approximately $600 million to approximately $1.6 billion. These low cost deposits represented 50% of BankAtlantic’s total deposits at September 30, 2004, compared to 26% of total deposits at December 31, 2001. BankAtlantic intends to continue to increase its low cost deposits through strong sales and marketing efforts, new products, commitment to customer service and the “Florida’s Most Convenient Bank” initiative.

•	Growing BankAtlantic’s Loan Portfolio And Concentrating On Core Competencies. BankAtlantic intends to grow its core commercial and retail banking business with an emphasis on commercial real estate loans, conforming one to four family residential loans, and small business and consumer loans. BankAtlantic attributes its success in these lending areas to several key factors, including disciplined underwriting and significant expertise in its markets. Further, BankAtlantic intends to limit activities in non-core lending areas, such as credit card, international, syndication and indirect lending.

•	Expanding BankAtlantic’s Branch Network. BankAtlantic intends to grow its branch network both internally through de novo expansion and, to the extent available, externally through acquisitions. BankAtlantic intends to acquire branches through acquisition where attractive opportunities are presented which are consistent with BankAtlantic’s growth strategy. BankAtlantic generally seeks to expand into relatively faster growing and higher deposit level markets within the market area.

•	Maintaining BankAtlantic’s Strong Credit Culture. Continued growth and profitability will depend on maintaining a strong credit culture. BankAtlantic has put in place stringent underwriting standards and has developed and instituted credit training programs for its banking officers which emphasize underwriting and credit analysis. It has also developed systems and programs which it believes will enable it to offer sophisticated products and services without exposing the Bank to unnecessary credit risks. Non-performing assets, net of reserves, declined to $12.9 million at September 30, 2004 from $28.6 million at December 31, 2002, and the ratio of non-performing assets to total loans, tax certificates and real estate owned improved from 0.79% at December 31, 2002 to 0.30% at September 30, 2004.

      BankAtlantic’s primary products and activities are as follows:
      Deposits. Deposits include commercial demand deposit accounts, retail demand deposit accounts, savings accounts, money market accounts, certificates of deposit, various NOW accounts, IRA and Keogh retirement accounts, brokered certificates of deposit and public funds. Deposits are solicited in BankAtlantic’s market areas through advertising and relationship banking activities primarily conducted through BankAtlantic’s sales force and branch network. Products such as Totally Free Checking and Totally Free Savings are the lead programs of BankAtlantic’s marketing strategy to obtain new customers.
      Commercial Real Estate Lending. BankAtlantic provides commercial real estate loans for the acquisition, development and construction of various property types, as well as the refinancing and acquisition of existing income-producing properties. These loans are generally secured by property primarily located within Florida. Commercial real estate loans typically are based on a maximum of 80% of the collateral’s appraised value and, for term loans, in most cases, require the borrower to maintain escrow accounts for real estate taxes and insurance. Prior to making a loan, BankAtlantic considers the value of the collateral, the equity being contributed, the quality of the loan, the credit worthiness of the borrowers and guarantors, the location of the real estate, the projected income stream of the property, the reputation and quality of management constructing or administering the property and the interest rate and fees. Generally one or more of the principals of the borrowing entity will be required to guarantee these loans. Most of these loans have variable interest rates and are indexed to either the prime or LIBOR rates.
      Additionally, BankAtlantic purchases participations in commercial real estate loans that are originated by third party financial institutions, known as “lead” banks. These transactions are typically underwritten as if BankAtlantic were originating the loan, applying all normal underwriting standards. The lead bank is responsible for the administration of the loan, but major decisions regarding the loan are generally made by the participants on either a majority or unanimous basis. As a result, the lead bank cannot significantly modify the loan without either the majority or unanimous consent of the participants.
      BankAtlantic also often sells participations in loans that BankAtlantic originates to other banks. This reduces BankAtlantic’s exposure on the project and may be required in order to stay within the regulatory “loans to one borrower” limitations. BankAtlantic sells participations in the same manner as participations are sold to BankAtlantic. Generally BankAtlantic retains the servicing fee and is responsible for administration of the loan.
      Commercial Business Lending. BankAtlantic makes commercial business loans generally to medium size companies located throughout Florida, but primarily in Miami-Dade, Broward, Palm Beach and

Hillsborough Counties. BankAtlantic makes both secured and unsecured loans, although the majority of these loans are secured. Commercial business loans are typically secured by the accounts receivable, inventory, equipment, real estate, and/or general corporate assets of the borrowers. Commercial business loans generally have variable interest rates that are prime or LIBOR-based. These loans generally are originated for terms ranging from one to five years.
      Standby Letters Of Credit And Commitments. Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is the same as extending loans to customers. BankAtlantic may hold certificates of deposit, liens on corporate assets or liens on residential or commercial property as collateral for letters of credit. BankAtlantic issues commitments for commercial real estate and commercial business loans.
      Consumer Lending. Consumer loans are primarily loans to individuals originated through BankAtlantic’s branch network and sales force. The majority of these originations are home equity lines of credit secured by a second mortgage on the primary residence of the borrower. BankAtlantic does not currently use brokers to originate loans. In the past, BankAtlantic originated automobile loans through automobile dealers, but this activity was discontinued during the fourth quarter of 1998. Home equity lines of credit have prime-based interest rates and generally mature in 15 years. All other consumer loans generally have fixed interest rates with terms ranging from one to five years.
      Small Business Lending. BankAtlantic makes small business loans to companies located primarily in South Florida, along the Treasure Coast of East Florida and in the Tampa Bay area. Small business loans are primarily originated on a secured basis and do not exceed $1.0 million for non-real estate secured loans and $1.5 million for real estate secured loans. These loans are originated with maturities primarily ranging from one to three years or upon demand by BankAtlantic; however, loans collateralized by real estate could have terms of up to fifteen years. Lines of credit extended to small businesses are due upon demand by BankAtlantic. Small business loans typically have either fixed or variable prime-based interest rates.
      Small business loans generally have a higher degree of risk than other loans in BankAtlantic’s portfolio because they are more likely to be adversely impacted by unfavorable economic conditions. In addition, these loans typically are highly dependent on the success of the business and the credit worthiness of the principals.
      ATM Network Operations. BankAtlantic’s ATM network operations are located in retail outlets, cruise ships, Native American reservation gaming facilities and BankAtlantic branch locations.
      Retail Brokerage Services. During 2002, BA Financial Services, LLC, a wholly owned subsidiary of BankAtlantic, began offering retail brokerage products and services to customers through BankAtlantic’s branch network. These products and services include mutual funds, bonds, stocks and variable annuities.
      Residential Loans. Residential loans are generally purchased in the secondary markets. These loans are secured by property located throughout the United States. For residential loan purchases, BankAtlantic reviews the seller’s underwriting policies and, for certain individual loans, perform additional credit analysis. Residential loans are typically purchased in bulk and are generally non-conforming loans due to the size and characteristics of the individual loans. BankAtlantic sets guidelines for loan purchases related to loan amount, type of property, state of residence, loan-to-value ratios, and the borrower’s sources of funds, appraisal, and loan documentation. In 2003, BankAtlantic began a program in which BankAtlantic originates residential loans that are pre-sold to a correspondent. BankAtlantic also originates certain residential loans, which are primarily made to “low to moderate income” borrowers in order to comply with standards under the Community Reinvestment Act. The underwriting of these loans generally follows government agency guidelines with independent appraisers generally performing on-site inspections and valuations of the collateral.
      Securities Available For Sale. Securities available for sale consist principally of investments in obligations of the U.S. government or its agencies. These consist of mortgage-backed securities and real estate mortgage investment conduits, or REMICs. The mortgage-backed securities and REMICs as of December 31, 2003 consisted of approximately $31 million of fixed rate securities and approximately $308 million of adjustable rate securities. BankAtlantic’s securities portfolio serves as a source of liquidity while at the same time providing a means to moderate the effects of interest rate changes. The decision to purchase and sell securities is based upon a current assessment of the economy, the interest rate environment and our liquidity requirements. The fair value of BankAtlantic’s securities available for sale as of September 30, 2004 was approximately $359 million.
      Investment Securities And Tax Certificates. Investment securities primarily consisted of tax certificates at September 30, 2004. Tax certificates are evidences of tax obligations that are sold through auctions or bulk sales by various state taxing authorities on an annual basis. The tax obligation arises when the property owner fails to timely pay the real estate taxes on the property. Tax certificates represent a priority lien against the real property for the delinquent real estate taxes. Interest accrues at the rate established at the auction or by statute. The minimum repayment, in order to satisfy the lien, is the certificate amount plus the interest accrued through the redemption date and applicable penalties, fees and costs. Tax certificates have no payment schedule or stated maturity. If the certificate holder does not file for the deed within established time frames, the certificate may become null and void. BankAtlantic’s experience with this type of investment has been favorable as rates earned are generally higher than many alternative investments and substantial repayments generally occur over a two-year period.
      Federal Home Loan Bank (“FHLB”) Advances. BankAtlantic is a member of the FHLB and can obtain secured advances from the FHLB of Atlanta. Advances are collateralized by a security lien against BankAtlantic’s residential loans, certain commercial loans and securities. In addition, certain levels of FHLB stock must be maintained for outstanding advances. BankAtlantic primarily uses FHLB advances to fund its purchased residential loan portfolio.
      Securities Sold Under Agreements To Repurchase And Other Short-Term Borrowings. Short-term borrowings consist of securities sold under agreements to repurchase and federal funds borrowings. Securities sold under agreements to repurchase include a sale of a portion of current investment portfolio (usually mortgage-backed securities and REMICs) at a negotiated rate and an agreement to repurchase the same assets on a specified future date. Repurchase agreements are issued to institutions and BankAtlantic’s customers. These transactions are collateralized by securities in BankAtlantic’s investment portfolio but are not insured by the FDIC. Federal funds borrowings occur under established facilities with various federally-insured banking institutions to purchase federal funds. The facilities are used on an overnight basis to assist in managing BankAtlantic’s cash flow requirements. These federal fund lines are subject to periodic review, may be terminated at any time by the issuer institution and are unsecured. BankAtlantic also has a facility with the Federal Reserve Bank of Atlanta for secured advances. These advances are collateralized by a security lien against consumer loans.

Ryan Beck
      Ryan Beck, founded in 1946 and acquired by BankAtlantic Bancorp in 1998, is a full service broker-dealer headquartered in Florham Park, New Jersey. Ryan Beck operates on a nationwide basis through a network of 39 locations, with over 400 financial consultants and approximately $18 billion of customer assets. Ryan Beck is primarily engaged in underwriting, merger advisory assistance, market making, distribution and trading of equity and fixed income securities, securities brokerage and equity research.
      As a registered broker-dealer with the SEC, Ryan Beck operates on a fully-disclosed basis through its clearing firm, Pershing LLC. Clients consist primarily of:

•	high net worth individuals;

•	institutional clients (including mutual funds, pension funds, hedge funds, registered investment advisors, corporations, trust companies, insurance companies, LBO funds, private equity sponsors, merchant banks and other long-term investors); and

•	financial institutions.
      Ryan Beck’s Private Client Group provides a full range of financial products and services for individual investors, including annuities, equities, financial planning, fixed income, investment advisory, insurance, mutual funds, options, retirement planning, trust services and unit investment trusts. More than 400 experienced financial consultants provide guidance to approximately 130,000 accounts representing approximately $18 billion held at the firm. Their primary goal is to create an effective strategy that will help clients realize their long-term goals while meeting their short-term needs.
      Ryan Beck’s Investment Banking Group operates in three markets: Financial Institutions, Middle Market and Emerging Growth and Municipal Finance. The Investment Banking Group primarily focuses on managing underwritten public offerings and mutual to stock conversions, serving as placement agent on institutional private financings and acting as an advisor on mergers and acquisitions.
      Ryan Beck’s Capital Markets Group includes trading, institutional sales and research. The Trading Department makes markets in approximately 700 equity and fixed income securities. The Research Department consists of 15 professionals covering approximately 35 closed end funds and 120 companies in four industry sectors. Additionally, Ryan Beck employs a Chief Market Strategist providing economic and global market commentary. The Institutional Equity and Fixed Income Sales Departments bring investment ideas and proprietary investment banking products to nearly 1,000 accounts across the United States.
Homebuilding and Real Estate Development
      Levitt is a homebuilding and real estate development company with activities throughout Florida and in the Memphis, Tennessee area. Until December 31, 2003, Levitt was a wholly owned subsidiary of BankAtlantic Bancorp.
      Levitt primarily develops single-family home and master-planned communities, but also develops, on a limited basis, commercial and industrial properties and multi-family complexes. Levitt’s principal real estate activities are conducted through: Levitt and Sons, LLC, and Bowden Homes, its two wholly owned homebuilding subsidiaries, and Core Communities, LLC, a wholly owned master-planned community development subsidiary. In addition, at September 30, 2004, Levitt owned approximately 36% of publicly traded Bluegreen Corporation (NYSE: BXG), which acquires, develops, markets and sells vacation ownership interests in “drive-to” vacation resorts, golf communities and residential land. Levitt also engages in commercial real estate activities through Levitt Commercial, LLC, a wholly owned commercial development subsidiary, and invests with third parties in joint ventures which develop rental and single-family residential properties.
      Levitt’s strategy includes:

•	Building And Selling Homes Profitably In Strong Growth Markets Throughout Florida. Levitt’s markets are expected to remain strong due to favorable demographic and economic trends, such as retiring “Baby Boomers” and continuing new employment opportunities. As existing developments in these markets are completed, Levitt plans to acquire new land that will not only replenish but also increase Levitt’s inventory.

•	Exploring Joint Ventures And/Or Acquisitions To Expand Its Penetration Throughout The United States. Levitt believes that its brand and core competence as a homebuilder and real estate developer can be extended to new markets both inside and outside of Florida. An example is the April 2004 acquisition of Bowden Homes. Levitt also believes that its strength in developing active adult communities and brand awareness position it to pursue joint venture opportunities in other new markets.

•	Continuing To Acquire Land And Develop Master-Planned Communities In Desirable Markets. Levitt intends to acquire land parcels in desirable markets that are suited for developing large master-planned communities. Generally, land sale revenues tend to be sporadic and fluctuate more than home sale revenues, but land sale transactions result in higher margins, which typically exceed 40%. Levitt’s land development activities in its master-planned communities complement its homebuilding activities by offering a potential source of land for future homebuilding. At the same time, it’s homebuilding activities complement the master-planned community development activities since it is believed that the strong merchandising and quality developments associated with its homebuilding activities will support future land sales in its master-planned communities.

•	Maintaining A Conservative Risk Profile. Levitt attempts to apply a disciplined risk management approach to its business activities. Other than its model homes, substantially all of Levitt homes are pre-sold before construction begins. Customer deposits of at least 5% to 10% of the base sales price of the homes are required, and a higher percentage deposit is required for design customizations and upgrades. As a result, Levitt believes it has strengthened its backlog and lowered its cancellation rates. Levitt seeks to maintain land inventory for its homebuilding activities at levels that can be absorbed within three years. While Levitt’s land inventory in Tradition, Levitt’s newest master-planned community, can support eight to ten years of development, Levitt believes it can mitigate the risk associated with this investment by selling parcels to other developers throughout the development period. Alternatively, early sales can provide funds that will allow Levitt to assemble substantially more acreage with less required additional capital investment. Levitt can also utilize early sales to improve the attractiveness of the development. For instance, 1,000 acres adjacent to Tradition were sold which Levitt expects to be developed with one or more golf courses, thereby adding an attractive amenity to the area near the development.

•	Utilizing Community Development Districts To Fund Development Costs. Levitt establishes community development or improvement districts to access bond financing to fund infrastructure and other projects. The ultimate owners of the property within the district are responsible for amounts owed on these bonds as part of an assessment on their tax bills. Generally, no payments under the bonds are required from property owners during the first two years after issuance. While Levitt is responsible for these amounts until the affected property is sold, this strategy allows it to more effectively manage the cash required to fund development of the project.

•	Pursuing Other Strategic Real Estate Opportunities. Levitt owns approximately 36% of the outstanding common stock of Bluegreen. Bluegreen is an independently operated company that primarily acquires, develops, markets and sells vacation ownership interests in “drive-to” vacation resorts, golf communities and residential land. In the future, Levitt may seek to pursue strategic investments in other real estate related businesses.

Homebuilding Division
      Levitt’s Homebuilding Division is currently comprised of Levitt and Sons and Bowden Homes. Levitt acquired Levitt and Sons in December 1999 and Bowden Homes in April 2004. Levitt and Sons is a real estate developer and residential homebuilder specializing in single-family home communities and condominiums. Levitt and Sons and its predecessors have built more than 200,000 homes since 1929. It has strong brand awareness as America’s oldest homebuilder and is recognized nationally for having built the Levittown communities in New York, New Jersey and Pennsylvania. Bowden Homes, one of the largest homebuilders in Memphis, Tennessee and the surrounding metropolitan area, focuses on building distinctively featured family housing.
      Levitt’s Homebuilding Division develops planned communities featuring homes with average closing prices for 2003 ranging from $167,000 to $273,000. While in prior years Levitt and Sons focused on active adult communities, it recently expanded into developing communities for the primary family-oriented market. At September 30, 2004, the Homebuilding Division’s backlog was 2,175 homes, or $528.3 million. Backlog represents the number of units subject to pending sales contracts. Homes included in the backlog include homes that have been completed, but on which title has not been transferred, homes not yet completed and homes on which construction has not begun.

Real Estate Development Division
      Levitt’s real estate development activities are conducted through its Core Communities subsidiary. Core Communities develops master-planned communities and has two existing communities in South Florida. Core Communities’ original and best-known community, St. Lucie West, has been the fastest growing community on Florida’s Treasure Coast since it was acquired in October 1997 and was ranked by Robert Charles Lesser & Co. as the 6th fastest selling master-planned community in the United States for 2003. St. Lucie West is a 4,600-acre community with approximately 5,000 built and occupied homes, numerous businesses, a university campus and the New York Mets’ spring training facility. Core Communities’ second master-planned community, Tradition, is planned to include a total of approximately five miles of frontage along Interstate-95, a major north/south interstate highway, and over 15,000 residences, a corporate park, a K-12 charter/ lab school, commercial properties and mixed-use parcels. Core Communities owns approximately 9,000 total acres in Tradition, including more than 6,500 net saleable acres.
Other Operations
      Other Operations includes all of the operations and all of the assets owned by BFC other than BankAtlantic Bancorp and its subsidiaries and Levitt and its subsidiaries. BFC owns and manages real estate, which includes the ownership of Burlington Manufacturers Outlet Center, a shopping center in North Carolina and the unsold land at Center Port, an industrial office park developed in Florida. BFC also holds mortgage notes receivable that were received in connection with the sale of properties previously owned. The Other Operations segment also includes overhead and interest expense. The interest expense relates to debts and other borrowings, primarily utilized for the acquisition of real estate. Equity investments include the investment in Series B Convertible Preferred Stock of Benihana and also include equity securities in the technology sector owned by partnerships that are included in the consolidated financial statements of BFC because of BFC’s general partner interest in those partnerships.

Benihana
      On June 8, 2004, we entered into an agreement with Benihana Inc. to purchase an aggregate of 800,000 shares of Benihana’s Series B Convertible Preferred Stock for $25.00 per share. Benihana is a NASDAQ-listed Asian-themed national restaurant chain with two listed classes of common shares: Common Stock (BNHN) and Class A Common Stock (BNHNA). On July 1, 2004, the Company funded the first tranche of convertible preferred stock in the amount of $10.0 million for the purchase of 400,000 shares. The purchase of the remaining 400,000 shares of convertible preferred stock will be funded from time to time at the election of Benihana during the two-year period commencing on July 1, 2005. The shares of convertible preferred stock are convertible into Benihana Common Stock at a conversion price of $19.00 per share, subject to adjustment from time to time upon certain defined events. We are entitled to receive cumulative quarterly dividends on the convertible preferred stock at an annual rate equal to $1.25 per share, payable on the last day of each calendar quarter commencing September 30, 2004. Based upon Benihana’s currently outstanding capital stock, our 400,000 shares of convertible preferred stock currently represents approximately a 13% voting interest and a 5% economic interest in Benihana.
      Benihana has operated teppanyaki-style dinnerhouse restaurants in the United States for 40 years. Benihana has exclusive rights to own, develop and license Benihana and Benihana Grill restaurants in the United States, Central and South America and the islands of the Caribbean.
Employees
      Management believes that its relations with its employees are satisfactory. The Company currently maintains comprehensive employee benefit programs that are considered by management to be generally competitive with programs provided by other major employers in its markets.

      The number of employees at the indicated dates was:

	September 30, 2004		December 31, 2003		December 31, 2002

	Full-time	Part-time	Full-time	Part-time	Full-time	Part-time

BFC	16	1	7	1	7	1
BankAtlantic Bancorp	2,424	282	2,312	235	2349	259
Levitt	479	35	353	34	221	28

Total	2,919	318	2,672	270	2,577	288

Competition
      BankAtlantic is engaged in the banking and financial services industry, which is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated entities to compete with BankAtlantic. Consolidation among financial service providers has resulted in fewer very large national and regional banking and financial institutions holding a large accumulation of assets. These institutions may have significantly greater resources, a wider geographic presence or greater accessibility. As consolidation continues among large banks, BankAtlantic expects additional smaller institutions to try to exploit our market. BankAtlantic faces substantial competition for both loans and deposits. Competition for loans comes principally from other banks, savings institutions and other lenders. This competition could decrease the number and size of loans that BankAtlantic makes and the interest rates and fees that it is receive on these loans.
      BankAtlantic competes for deposits with banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds. These competitors may offer higher interest rates than BankAtlantic, which could decrease the deposits that BankAtlantic attracts or require BankAtlantic to increase its rates to attract new deposits. Increased competition for deposits could increase cost of funds and adversely affect BankAtlantic’s ability to generate the funds necessary for its lending operations.
      Ryan Beck is engaged in investment banking, securities brokerage, capital markets and asset management activities, all of which are extremely competitive businesses. Competitors include the member organizations of the New York Stock Exchange and NASD, banks, insurance companies, investment companies, registered investment advisors and financial planners.
      We are engaged in real estate activities both directly and through Levitt. The business of developing and selling residential properties and planned communities is highly competitive and fragmented. Levitt competes with numerous large and small builders on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price. Some competing builders have nationwide operations and substantially greater financial resources. Levitt’s products must also compete with sales of existing homes and available rental housing. In connection with its leasing activities, the Company competes with other shopping centers and outlet centers for tenants.
Legal Proceedings
      The following is a description of certain lawsuits other than ordinary routine litigation incidental to our business to which we or one of our subsidiaries is a party:
      On July 2, 2004, Benihana of Tokyo, Inc., a major shareholder of Benihana filed suit against Benihana, Inc., the members of the Benihana Board of Directors and us, seeking to rescind our $20,000,000 purchase of convertible preferred stock of Benihana. Benihana of Tokyo claims the transaction was created for the sole or primary purpose of diluting the stock interest of Benihana of Tokyo. It further claims that, in light of the relationship of certain members of the Benihana Board with us, the Benihana Board breached the fiduciary duties owed to the Benihana shareholders. The complaint also alleges that through John Abdo, as a member of the Benihana Board and our Vice Chairman, and Darwin Dornbush, as a member of the Benihana Board and a member of Levitt’s Board, BFC has aided and abetted in the Benihana Board’s breaches of fiduciary duty. Under the terms of our purchase of the convertible preferred stock, Benihana is required to indemnify us for our costs and expenses relating to this action.
      We and our subsidiaries may be parties to other lawsuits as plaintiff or defendant involving its securities sales, brokerage and underwriting, acquisitions, bank operations, lending, tax certificates and real estate development activities. Although we believe we have meritorious defenses, the outcome of pending legal actions is uncertain.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
General
      We are a diversified holding company whose principal holdings consist of direct controlling interests in BankAtlantic Bancorp and Levitt. As a consequence of our direct controlling interests, we have indirect controlling interests through BankAtlantic Bancorp in BankAtlantic and Ryan Beck and through our control of Levitt, we have an interest in Bluegreen, Levitt and Sons and Core Communities. We also hold a direct non-controlling minority investment in Benihana. As a result of our position as the controlling shareholder of BankAtlantic Bancorp, we are a “unitary savings bank holding company” regulated by the Office of Thrift Supervision. Our primary activities currently relate to managing our investments and identifying and making new investments.
      As a holding company with control positions in BankAtlantic Bancorp and Levitt, generally accepted accounting principles (GAAP) require the consolidation of the financial results of both BankAtlantic Bancorp and Levitt. As a consequence, the assets and liabilities of both entities are presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of the consolidated entities are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent a dividend or distribution from the entity. The recognition by BFC of income from controlled entities is determined based on the percentage of its economic ownership in those entities. As shown below, BFC’s economic ownership in BankAtlantic Bancorp and Levitt is 22.1% and 16.6%, respectively, which results in BFC recognizing only 22.1% and 16.6% of BankAtlantic Bancorp’s and Levitt’s income, respectively.
      BankAtlantic Bancorp (NYSE:BBX) is a Florida-based diversified financial services holding company. BankAtlantic Bancorp’s principal assets include the capital stock of BankAtlantic and Ryan Beck. BankAtlantic is a federal savings bank headquartered in Fort Lauderdale, Florida, which provides traditional retail banking services and a wide range of commercial banking products and related financial services. Ryan Beck is a full service broker-dealer headquartered in Florham Park, New Jersey. Ryan Beck offers a wide range of investment products and financial services for individual and institutional clients.
      Levitt (NYSE:LEV) engages in homebuilding, land development and other real estate activities through Levitt and Sons, LLC, Core Communities, LLC, Levitt Commercial, LLC, Bowden Building Corporation and investments in real estate projects. At September 30, 2004 Levitt also owned approximately 36% of the outstanding common stock of Bluegreen, a New York Stock Exchange-listed (NYSE:BXG) company that acquires, develops, markets and sells vacation ownership interests in primarily “drive-to” resorts and develops and sells residential home sites around golf courses or other amenities. Levitt acquired Bowden on April 28, 2004 for approximately $7.4 million. Bowden is a builder of single family homes based in Memphis, Tennessee.

      BFC’s ownership in BankAtlantic Bancorp and Levitt as of September 30, 2004 was as follows:

		Percent of
	Shares	Total	Percent of
	Owned	Outstanding	Vote

BankAtlantic Bancorp
Class A Common Stock(a)	8,347,400	15.1%	8.0%
Class B Common Stock	4,876,124	100.0%	47.0%
Total	13,223,524	22.1%	55.0%
Levitt
Class A Common Stock	2,074,240	11.2%	5.9%
Class B Common Stock	1,219,031	100.0%	47.0%
Total	3,293,271	16.6%	52.9%

(a)	Includes 50,422 shares directly held by a limited partnership in which BFC has a controlling interest of 56.5%.
      The percentage of votes controlled by the Company (55.0% and 52.9%, respectively) requires its consolidation of BankAtlantic Bancorp and Levitt, whereas the percentage of ownership (22.1% and 16.6%, respectively) of total outstanding common stock determines the amount of BankAtlantic Bancorp and Levitt net income recognized by the Company.
      The following events have occurred during the past three years that have had a significant impact on the Company and upon its past and future results of operations:

•	In March 2002, BankAtlantic acquired Community Savings Bancshares, Inc., the parent company of Community Savings, F.A. (“Community”) and immediately merged Community into BankAtlantic. Community had its headquarters and branches in BankAtlantic’s South Florida market. Community had approximately $909 million in assets and $637 million in deposits on the date of the acquisition.

•	In April 2002, Levitt acquired 8.3 million shares of the outstanding common stock of Bluegreen for approximately $53.8 million. BankAtlantic Bancorp previously had acquired approximately 1.2 million shares of Bluegreen which Levitt acquired from BankAtlantic Bancorp in connection with the spin-off of Levitt in exchange for a $5.5 million promissory note and additional shares of Levitt (which were distributed in the spin-off). The investment in Bluegreen was recorded at cost and the carrying amount of the investment is adjusted to recognize Levitt’s interest in the earnings or losses of Bluegreen after the acquisition date. At December 31, 2003 and 2002 and September 30, 2004, Levitt’s investment in Bluegreen was approximately $70.9 million, $57.3 and $80.8 million, respectively. The 9.5 million shares of Bluegreen common stock that Levitt owns represented approximately 36% of Bluegreen’s outstanding common stock as of September 30, 2004.

•	In April 2002, Ryan Beck acquired certain of the assets and assumed certain liabilities of the broker-dealer formerly known as Gruntal & Co., LLC. Before this acquisition, Ryan Beck had 80 account executives located in 9 offices, principally in the New Jersey/ New York metropolitan area and southeast Florida. This transaction added over 400 additional consultants and 25 new offices to Ryan Beck’s operations.

•	In April 2002, BankAtlantic embarked upon its “Florida’s Most Convenient Bank” initiative to attract retail customers. This campaign includes seven-day branch banking and extended weekday hours, along with a 24/7 live customer service center, Totally Free Checking, free online banking, Totally Free Change Exchange coin counters, and dozens of additional product and service initiatives. While the initiatives have resulted in increased expenses, BankAtlantic believes the marketing campaign has contributed to significant new deposit account openings and growth in low cost deposits at BankAtlantic.

•	On December 2, 2003, BankAtlantic Bancorp’s Board of Directors authorized the spin-off of Levitt to the shareholders of BankAtlantic Bancorp by declaring a dividend of all of BankAtlantic Bancorp’s shares of Levitt. Pursuant to the terms of the spin-off, BankAtlantic Bancorp’s shareholders each received one share of Levitt Corporation Class A Common Stock for every four shares of BankAtlantic Bancorp Class A Common Stock owned, and one share of Levitt Corporation Class B Common Stock for every four shares of BankAtlantic Bancorp Class B Common Stock owned. The shares were distributed on December 31, 2003 to shareholders of record on December 18, 2003.

•	In April 2004, Levitt sold 5,000,000 shares of its Class A Common Stock in an underwritten public offering, which decreased BFC’s combined ownership of Levitt’s outstanding common stock by approximately 5.6% to 16.6% and decreased BFC’s voting interest in Levitt by 2.2% to 52.9%.
Critical Accounting Policies
      Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and assumptions that affect the recognition of income and expenses on the statement of operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in subsequent periods relate to the determination of the allowance for loan losses, evaluation of goodwill for impairment, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, the valuation of the fair value of assets and liabilities in the application of the purchase method of accounting, the amount of the deferred tax asset valuation allowance, the valuation of real estate held for development and equity method investments and accounting for contingencies. The seven accounting policies that we have identified as critical accounting policies are: (i) allowance for loan losses; (ii) valuation of securities; (iii) impairment of goodwill and other intangible assets; (iv) impairment of long-lived assets; (v) real estate held for development and sale and equity method investments; (vi) accounting for business combinations; and (vii) accounting for contingencies.

Allowance for loan losses
      The allowance for loan losses consists of three components. The first component requires the identification of impaired loans based on management’s classification and, if necessary, assignment of a valuation allowance to the impaired loans. A loan is deemed impaired when collection of principal and interest based on the contractual terms of the loan is not likely to occur. Most loans do not have an observable market price and an estimate of the collection of contractual cash flows is based on the judgment of management. Valuation allowances are established on loans that are collateral-dependent based on management’s estimated fair value of the collateral less the cost to dispose of the collateral. Valuation allowances are established on unsecured loans based on the present value of expected future cash flows, discounted at the loan’s effective rate. These valuations are based on available information and require estimates and subjective judgments about fair values of the collateral or expected future cash flows. It is likely that materially different results would be obtained if different assumptions or conditions were to prevail. This would include updated information that came to management’s attention about the loans or a change in the current economic environment. As a consequence of the estimates and assumptions required to calculate the first component of the allowance for loan losses, a change in these highly uncertain estimates could have a materially favorable or unfavorable impact on our financial position and results of operations.
      The second component of the allowance requires the grouping of loans and leases that have similar credit risk characteristics so as to form a basis for predicting losses based on historical data and delinquency trends as it relates to the group. Management assigns an allowance to these groups of loans by utilizing observable data such as historical loss experiences, trends in the industry, static pool analysis, delinquency trends and credit scores. These loss experiences assigned to loan groups are primarily based on historical data and current delinquency trends. As a consequence, there may be a lag in the adjustment to historical loss experiences when there is a significant change in observable data in subsequent periods. A subsequent change in observable data trends may result in material changes in this component of the allowance from period to period.
      The third component of the allowance is the unassigned portion of the allowance. This component addresses certain industry and geographic concentrations, the view of regulators, and changes in the composition of the loan portfolio. This component requires substantial management judgment in adjusting the allowance for the changes in the current economic climate compared to the economic environment that existed historically. Due to the subjectivity involved in the determination of the unassigned portion of the allowance, the relationship of the unassigned component to the total allowance may fluctuate substantially from period to period.
      Management believes that the allowance for loan losses reflects management’s best estimate of incurred credit losses as of the balance sheet date. As of September 30, 2004, the allowance for loan losses was $50 million. The estimated allowance derived from the above methodology may be significantly different from actual realized losses. Actual losses incurred in the future are highly dependent upon future events, including the economies of geographic areas where loans are located. These uncertainties are beyond management’s control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments and information available to them at the time of their examination.
      On an on-going basis, the loan portfolio is monitored based on the loan mix, credit quality, historical trends and economic conditions. As a consequence, the allowance for loan losses estimates will change from period to period. A measure of this change is the ratio of the allowance for loan losses to total loans. This ratio has declined from 1.66% at December 31, 2000 to 1.19% at September 30, 2004. If the historical loss experience in the assigned portion of the allowance for loan losses was increased or decreased by 25 basis points at September 30, 2004, pre-tax earnings before minority interest for the nine months ended September 30, 2004 are estimated to increase or decrease by approximately $8 million.

Valuation of securities and trading activities
      We record securities available for sale, securities owned and derivative instruments in our statement of financial condition at fair value. The following three methods are used for valuation: obtaining market price quotes, using a price matrix, and applying a management valuation model.
      The following table provides the sources of fair value for securities available for sale, securities owned and derivative instruments at December 31, 2003 (in thousands):

	National
	Market Price	Price	Valuation
	Quotes	Matrix	Model	Total

Securities available for sale
Mortgage-backed securities	$—	$338,751	$—	$338,751
Other securities	—	—	1,335	1,335
Equity securities	20,356	—	—	20,356

Total securities available for sale	20,356	338,751	1,335	360,442

Brokerage industry securities
Securities owned	124,565	—	—	124,565
Securities sold not yet purchased	(37,813)	—	—	(37,813)

Total Brokerage industry securities	86,752	—	—	86,752

Interest rate swap contracts	—	—	13	13

Total	$107,108	$338,751	$1,348	$447,207

      Equity securities available for sale trade daily on various stock exchanges and are primarily exchange-traded mutual funds. The fair value of these securities in our statement of financial condition was based on the closing price quotations at period end. The closing quotation represents inter-dealer quotations without retail markups, markdowns or commissions and do not necessarily represent actual transactions. Equity securities available for sale are adjusted to fair value monthly with a corresponding increase or decrease, net of income taxes, to other comprehensive income. Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value.
      A third-party service provides a price matrix fair value of debt securities available for sale. The pricing matrix computes a fair value of debt securities based on inputting the securities’ coupon rate, maturity date and estimates of future prepayment rates. The valuations obtained from the pricing matrix are not actual transactions and will not be the actual amount realized upon sale. It is likely that results would vary materially if different interest rate and prepayment assumptions were used in the valuation. Debt securities available for sale are adjusted to fair value monthly with a corresponding increase or decrease, net of income taxes, to other comprehensive income.
      Securities and future contracts to purchase residential loans that are not listed on an exchange, and broker quotes that cannot be obtained are valued based on a valuation model. Management estimates the valuation of these securities and contracts based on market information available, principally reviewing the issuer’s financial statements and obtaining recent trades of similar securities. This evaluation requires a significant amount of judgment in assessing the estimated fair value. These estimates would be significantly different if the assumptions concerning credit quality and projected cash flows were changed.
      At December 31, 2003, the fair value and net unrealized gain associated with securities available for sale was $360.4 million and $10.3 million, respectively. If interest rates were to decline by 200 basis points, the fair value of the securities available for sale portfolio is estimated to increase by $8 million. In contrast, if interest rates were to increase by 200 basis points, the fair value of securities is estimated to decline by $9.1 million. The above changes in value are based on various assumptions concerning prepayment rates and shifts in the interest rate yield curve. Significantly different results are likely if these assumptions were changed. At December 31, 2002 and 2001, securities available for sale had a fair value of $713.1 million and $857.9 million, respectively, and unrealized gains were $22.9 million and $30.4 million, respectively.
      Securities owned and securities sold but not yet purchased are accounted for at fair value with changes in fair value included in earnings. The fair value of these securities is determined by obtaining security values from various sources, including dealer price quotations and price quotations for similar instruments traded and management estimates. The majority of the securities owned are listed on national markets or quoted through brokers. The fair values of securities owned and securities sold but not yet purchased are highly volatile and are largely driven by general market conditions and changes in the market environment. The most significant factors affecting the valuation of securities owned and securities sold but not yet purchased is the lack of liquidity and credit quality of the issuer. Lack of liquidity results when trading in a position or a market sector has slowed significantly or ceased and quotes may not be available.

Goodwill and Other Intangible Assets
      Goodwill and other intangible assets are tested for impairment annually. The test consists of determining the fair value of the reporting units and compares the reporting units’ fair value to its carrying value. The fair values of the reporting units are estimated using discounted cash flow present value techniques and management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods would yield different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management’s valuation of its reporting units may affect future earnings through the recognition of a goodwill impairment charge. At September 30, 2003 (the goodwill impairment testing date) the fair value of the reporting units was greater than their carrying value; therefore, goodwill was not impaired. If the fair value of the reporting units declines below the carrying amount, the second step of the impairment test would be performed. This step requires us to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. This allocation would include core deposit intangible assets that are currently not recognized on our financial statements. These unrecognized assets might result in a significant impairment of goodwill. At December 31, 2003, total goodwill and other intangible assets were $88.7 million. The fair value of assigned goodwill exceeds the carrying value by $375 million.

Impairment of Long-Lived Assets
      Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When testing a long-lived asset for recoverability, it may be necessary to review estimated lives and adjust the depreciation period. Changes in circumstances and the estimates of future cash flows as well as evaluating estimated lives of long-lived assets are subjective and involve a significant amount of judgment. A change in the estimated life of a long-lived asset may substantially increase depreciation expense in subsequent periods. For purposes of recognition and measurement of an impairment loss, we are required to group long-lived assets at the lowest level for which identifiable cash flows are independent of other assets. These cash flows are based on projections from management reports which are based on subjective interdepartmental allocations. Fair values are not available for many of our long-lived assets, and estimates must be based on available information, including prices of similar assets and present value valuation techniques. At September 30, 2004, total property and equipment was $115.9 million.
      Near the end of 2005, BankAtlantic expects to relocate its new corporate headquarters. It is the intention of BankAtlantic’s management to sell the land and building that comprise its current headquarters, and the facility is considered “held and used” with a book value of $3.9 million at December 31, 2003. Based upon property values indicated by the property’s latest tax assessments, management believes the carrying value of the facility is recoverable.

Real Estate Held for Development and Sale and Equity Method Investments
      Real estate held for development and sale consists of the combined activities of Levitt and its subsidiaries as well as the activities of a 50% owned real estate joint venture in which BankAtlantic Bancorp is the primary beneficiary as defined by FIN 46. As a consequence of the implementation of FIN 46 on July 1, 2003, the Company consolidated Riverclub in its financial statements effective January 1, 2003. In periods prior to 2003, Riverclub was accounted for on the equity method. Also included in real estate held for development and sale is the Company’s real estate, which includes Burlington Manufacturers Outlet Center, a shopping center in North Carolina and the unsold land at the commercial development known as Center Port in Pompano Beach, Florida. At September 30, 2004, December 31, 2003 and December 31, 2002, real estate held for development and sale was $457.4 million, $283.3 million and $204.5 million, respectively.
      Real estate held for development and sale includes land acquisition costs, land development costs, interest and other construction costs, all of which are accounted for in our financial statements at accumulated cost or when circumstances indicate that the inventory is impaired at estimated fair value. Estimated fair value is based on disposition of real estate in the normal course of business under existing and anticipated market conditions. The evaluation takes into consideration the current status of the property, various restrictions, carrying costs, costs of disposition and any other circumstances that may affect fair value, including management’s plans for the property. Due to the large acreage of land holdings, disposition in the normal course of business is expected to extend over a number of years. Uncertainties associated with the economy, interest rates and the real estate market in general may significantly change the valuation of our real estate investments.
      Land and indirect land development costs are accumulated and allocated to various parcels or housing units using specific identification and allocation based upon the relative sales value, unit or area methods. Direct construction costs are assigned to housing units based on specific identification. Other capitalized costs consist of capitalized interest, real estate taxes, tangible selling costs, local government fees and field overhead incurred during the development and construction period. Start-up costs and selling expenses are expensed as incurred. Interest is capitalized as a component of inventory at the effective rates paid on borrowings during the pre-construction and planning stage and the periods that projects are under development. Capitalization of interest is discontinued if development ceases at a project. Interest is amortized to cost of sale as related homes, land and units are sold.
      Revenue and all related costs and expenses from home and land sales are recognized at the time that closing has occurred, when title and possession of the property and the risks and rewards of ownership transfer to the buyer, and when other sale and profit recognition criteria are satisfied as required under accounting principles generally accepted in the United States of America for real estate transactions. In order to properly match revenues with expenses, we estimate construction and land development costs incurred but not paid at the time of closing. Estimated costs to complete are determined for each closed home and land sale based upon historical data with respect to similar product types and geographical areas. The accuracy of estimates are monitored by comparing actual costs incurred subsequent to closing to the estimate made at the time of closing and making modifications to the estimates based on these comparisons. We do not expect the estimation process to change in the future nor do we expect actual results to materially differ from such estimates.
      We account for joint ventures in which we have a 50% or less ownership interest or a less than controlling interest using the equity method of accounting. Under the equity method, the initial investment in a joint venture is recorded at cost and is subsequently adjusted to recognize the Company’s share of the joint venture’s earnings or losses. Joint venture investments and Levitt’s investment in Bluegreen are evaluated annually for other than temporary declines in value. Evidence of other than temporary declines in value includes the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment and consistent joint venture operating losses. The evaluation is based on available information including condition of the property and current and anticipated real estate market conditions. At September 30, 2004, December 31, 2003 and December 31, 2002, investments and advances to unconsolidated subsidiaries was $90.2 million, $106 million and $112.6 million, respectively. At September 30, 2004 and December 31, 2003, investments and advances to unconsolidated subsidiaries includes Levitt’s investment in Bluegreen of $80.8 million and $70.9 million, respectively. Also included in investments and advances to unconsolidated subsidiaries at December 31, 2003 was $23.2 million in loans due to BankAtlantic from Levitt’s joint ventures and none at September 30, 2004.

Accounting for Business Combinations
      The Company accounts for business combinations, such as the Community acquisition, the Bluegreen equity investment, the Gruntal transaction and the Bowden transaction, based on the purchase method of accounting. The purchase method of accounting requires us to fair value the tangible net assets and identifiable intangible assets acquired. The fair values are based on available information and current economic conditions at the date of acquisition. The fair values may be obtained from independent appraisers, discounted cash flow present value techniques, management valuation models, quoted prices on national markets or quoted market prices from brokers. These fair values estimates will affect future earnings through the disposition or amortization of the underlying assets and liabilities. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. Such different fair value estimates could affect future earnings through different values being utilized for the disposition or amortization of the underlying assets and liabilities acquired.
      In connection with the acquisition of Community Savings and shares of Bluegreen, net fair value adjustments excluding goodwill and other intangible assets were recorded of $21.9 million and $2.1 million, respectively. This amount will affect future earnings through the disposition and amortization of the underlying assets and liabilities.

Contingent Liabilities
      Contingent liabilities consist of Ryan Beck arbitration proceedings, litigation and tax reserves and other claims arising from the conduct of our business activities. The Company is also subject to the customary obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of its business. We have established reserves for legal and other claims when it becomes probable that we will incur a loss and the loss is reasonably estimated. We have attorneys, consultants and other professionals assessing the probability of the estimated amounts. Changes in these assessments can lead to changes in the recorded reserves and the actual costs of resolving the claims may be substantially higher or lower than the amounts reserved for the claim. The reserving for contingencies is based on management’s judgment on uncertain events in which changes in circumstances could significantly affect the amounts recorded in the Company’s financial statements. At December 31, 2003, total reserves for contingent liabilities included in other liabilities were $6.7 million.

For the Nine Months Ended September 30, 2004 Compared to the Same 2003 Period
Impact of Florida Hurricanes in 2004

Levitt Corporation
      The majority of our business operations are located in the State of Florida, which is subject to hurricanes and other tropical weather systems. In the months of August and September 2004, five named storms made landfall in the State of Florida — Tropical Storm Bonnie and Hurricanes Charley, Frances, Ivan and Jeanne. Hurricane Charley passed through the southwestern and central areas of Florida, including areas where Levitt has significant homebuilding operations (Ft. Myers, Sarasota and Orlando). Hurricanes Frances and Jeanne both made landfall on the east coast of the state near Levitt’s St. Lucie County homebuilding and land development operations before passing to the northwest over Orlando. These three hurricanes caused property damage in several of the communities Levitt is currently developing. Levitt’s losses were primarily related to landscaping, fences, lake beds and building materials. Some homeowners who purchased homes from Levitt have made claims based on water intrusion associated with the hurricanes, and Levitt has attempted to address those issues. The Company’s and Levitt’s results of operations for the three and nine months ended September 30, 2004 include charges recorded as other expenses, related to hurricane damage of approximately $2.9 million, net of projected insurance recoveries.
      However, in addition to property damage, hurricanes cause disruptions to our business operations. New home buyers cannot obtain insurance until after named storms have passed, creating delays in new home deliveries. Approaching storms require that sales, development and construction operations be suspended in favor of storm preparation activities such as securing construction materials and equipment. After a storm has passed, construction-related resources such as sub-contracted labor and building materials are likely to be redeployed to hurricane recovery efforts around the state. Governmental permitting and inspection activities may similarly be focused primarily on returning displaced residents to homes damaged by the storms, rather than on new construction activity. Depending on the severity of the damage caused by the storms, disruptions such as these could last for several months. Levitt has experienced a number of these disruptions following the unprecedented series of hurricanes which struck Florida in 2004. Although the disruptions are not expected to have a material impact on the profitability of our operations over the long term, delays in new home deliveries and governmental permitting and inspection activities resulting from the hurricanes are expected to continue through the first quarter of 2005.

BankAtlantic Bancorp
      Three of the above named storms affected BankAtlantic’s markets but physical damage to BankAtlantic’s branches was minimal. The branch network remained fully operational, including weekend and late evening operations subsequent to the storms other than closures of branches located in evacuation zones or where utilities became temporarily unavailable. BankAtlantic has reviewed its loan portfolio for a possible adverse impact on credit quality resulting from the storms and has not identified any commercial or real estate customers or projects with any significant uninsured damage. Additionally, BankAtlantic’s review of delinquency and other data relating to the consumer and small business portfolios also does not indicate that the storms had any significant impact. However, BankAtlantic established an unallocated provision of the allowance for loan losses of approximately $500,000 to cover probable losses arising from the consumer and small business portfolios which may have occurred during the third quarter as a consequence of hurricane activity which might not become known until the fourth quarter.
Summary Consolidated Results of Operations

	For the Nine Months
	Ended September 30,

	2004	2003

	(In thousands)
Financial Services	$53,475	$30,771
Homebuilding and Real Estate Development	40,402	17,321
Other Operations	(6,096)	(5,189)
Eliminations	—	840

	87,781	43,743
Minority interest	76,488	38,855

Income from continuing operations	11,293	4,888
Income from discontinued operations, net of income tax	—	1,143

Net income	$11,293	$6,031

      Income from continuing operations increased 131% from the same 2003 period, to $11.3 million for the nine months ended September 30, 2004, up from $4.9 million in the corresponding period in 2003. The increase in income from continuing operations primarily resulted from increases in earnings of approximately 74% in our Financial Services division and 133% in our Homebuilding and Real Estate Development division.
      Minority interest in income of consolidated subsidiaries during the nine months ended September 30, 2004 was $76.5 million as compared to $38.9 million during the same 2003 period. The 2004 increase in minority interest as compared to the 2003 period resulted from increases in net income at BankAtlantic Bancorp of $22.7 million and at Levitt of $23.1 million.

Financial Services Results of Operations

	For the Nine Months
	Ended September 30,

	2004	2003	Change

	(In thousands)
Revenues
Interest and dividend income	$186,109	$200,997	$(14,888)
Investment banking	176,162	152,222	23,940
Other income	88,363	55,944	32,419

	450,634	409,163	41,471

Cost and Expenses
Interest expense, net	62,652	88,670	(26,018)
(Recovery) provision for loan losses	(1,105)	1,264	(2,369)
Employee compensation and benefits	189,710	170,145	19,565
Occupancy and equipment	33,393	29,514	3,879
Advertising and promotion	15,081	9,614	5,467
Amortization of intangible assets	1,289	1,332	(43)
Cost associated with debt redemption	11,741	3,688	8,053
Other expenses	53,319	57,240	(3,921)

	366,080	361,467	4,613

	84,554	47,696	36,858
Equity in earnings from unconsolidated subsidiaries	359	306	53

Income before income taxes	84,913	48,002	36,911
Provision for income taxes	31,438	17,231	14,207

Income from continuing operations	$53,475	$30,771	$22,704

      The decrease in interest income for the nine months ended September 30, 2004 as compared to the same 2003 period was primarily due to a decline in average interest earning assets. The decline was primarily due to falling interest rates during 2003 and the first quarter of 2004, that resulted in increased refinancing and prepayment of many residential loans originated or purchased by BankAtlantic. This reduced the balances in both BankAtlantic’s residential mortgage loan portfolio and BankAtlantic’s taxable investment securities portfolio. As of September 30, 2004, approximately 65% of BankAtlantic’s interest earning assets were anticipated to reprice within one year in response to changes in interest rates. Similarly, approximately 51% of BankAtlantic’s interest bearing liabilities were anticipated to reprice during the same period.
      The increase in our investment banking revenues, which consists of investment banking revenue, principal transactions revenue and commissions revenue at Ryan Beck, was primarily attributable to Ryan Beck’s increased merger and acquisition-related business. The higher investment banking revenues at Ryan Beck were partially offset by lower revenues from commissions and principal transactions reflecting decreased activity by individual customers due to market conditions during the period. Investment banking revenue at Ryan Beck increased 118% for the nine months ended September 30, 2004, as compared to the same 2003 period. Through the third quarter of 2004, Ryan Beck’s Financial Institutions Group completed thirteen merger and acquisition transactions versus six through September 30, 2003. Additionally, this group participated in raising over $1.2 billion in capital financing transactions for clients through the third quarter of 2004, versus $0.8 billion through September 30, 2003. Also, Ryan Beck’s Middle Market Group contributed to revenue growth by completing thirteen transactions through the third quarter of 2004, versus four through September 30, 2003. Principal transaction revenue decreased 7% for the nine months ended September 30, 2004, as compared to the same 2003 periods. The primary reason for the decrease was the decreased activity on the part of individual investors due to current market conditions. Additionally, the mark to market adjustment of Ryan Beck’s deferred compensation plan assets decreased 75% for the nine months ended September 30, 2004. Commission revenue increased 6% for the nine months ended September 30, 2004, as compared to the same 2003 period. Commission revenue increased significantly during the first quarter of 2004 as compared to the prior year, but deteriorated during the two subsequent quarters of 2004, primarily due to decreased activity on the part of individual investors as a result of market conditions.
      The increase in other income over the comparable nine month 2003 period was primarily due to service charges and fees, service charges on deposits associated with a substantial increase in deposit balances, securities activities and other income which consisted in part of increases in gains on loans held for sale and fee income received for banking services provided by BankAtlantic to its deposit customers. Additionally, other income includes income from real estate operations associated with a joint venture acquired as part of the Community Savings acquisition. In addition, during the first quarter of 2004, BankAtlantic Bancorp recognized a $22.8 million gain in connection with a settlement of litigation with a technology company in which BankAtlantic Bancorp was an investor.
      The increase in low cost deposit balances was primarily the result of BankAtlantic’s “Florida’s Most Convenient Bank” initiatives. Since launching these initiatives, BankAtlantic’s low cost deposit balances have increased from $894.6 million at March 31, 2002 to $1,625 million at September 30, 2004. The “Florida’s Most Convenient Bank” initiatives include seven-day branch banking, extended weekday branch hours, 24/7 live customer service, Totally Free Checking, free online banking, and various other products and services not offered by BankAtlantic prior to January 2002. The increase in other service charges and fees resulted from a 23% increase in fees received from check card and ATM usage for the nine months ended September 30, 2004 compared to the same 2003 period. This increase was chiefly due to the higher number of deposit accounts, which resulted in increased usage of check cards and ATMs, and an increase in debit card interchange fees during 2004. Revenues from deposit service charges were up 30% over the comparable nine month 2003 period. The increase was primarily the result of overdraft fees on transaction accounts. Overdraft fee income increased from $26.1 million during the nine months ended September 30, 2003 to $34.2 million during the same 2004 period. The higher overdraft fees were due to both an increase in the number of accounts and higher fees assessed on overdrafts.
      The significant factors resulting in the decline in interest expense were a substantial reduction in BankAtlantic’s deposit interest expense due to low cost deposit growth and the repayment of certain FHLB advances during prior periods. These factors were partially offset by higher short term borrowing rates during the current quarter. Low cost deposits comprised approximately 50% of all deposits at September 30, 2004, versus 42% at September 30, 2003. Higher rate certificate of deposit accounts declined from 28% of total deposits at September 30, 2003 to 22% at September 30, 2004. Growth in BankAtlantic’s low cost deposit accounts is primarily attributable to its Florida’s Most Convenient Bank initiatives. The rate of low cost deposit account openings slowed in September, with deposit balances up 27% from the previous September’s closing levels, compared to growth rates of 30% or more for each of the eight previous quarters. BankAtlantic attributes this slower growth to the four hurricanes in August and September. Other borrowing costs were slightly higher during the quarter reflecting three increases in the prime interest rate beginning in June 2004. Each increase was 0.25%, and the prime interest rate increased from 4.0% to 4.75%.

      Changes in the allowance for loan losses for BankAtlantic were as follows (in thousands):

	For Nine Months
	Ended September 30,

	2004	2003

Balance, beginning of period	$45,595	$48,022

Total charge-offs	(2,289)	(8,691)
Total recoveries	6,577	8,341

Net (charge-offs) recoveries	4,288	(350)
Provision for loan losses	(1,105)	1,264
Adjustments to acquired loan losses	—	(734)

Balance, end of period	$48,778	$48,202

      BankAtlantic’s credit quality continued to improve as BankAtlantic’s allowance for loan losses to total loans declined from 1.26% at September 30, 2003 to 1.17% at September 30, 2004. Continuing loan products charge-offs and recoveries were nominal for the three months ended September 30, 2004 and 2003. The decline in discontinued loan products charge-offs and recoveries resulted from lower portfolio balances. The remaining balance of these discontinued loan products declined to $17.1 million from $38.0 million a year earlier. Discontinued loan products are lease financing, indirect consumer lending, non-real estate syndication lending, and certain types of small business lending. The increase in the provision for loan losses during the current quarter resulted from additional reserves allocated to a $17.7 million hotel loan in which the financial condition of the borrower deteriorated during the quarter as well as additional reserves allocated to consumer loans in areas affected by the four hurricanes which impacted Florida during August and September 2004. The negative provision for loan losses during the 2004 period was due to a $2.1 million residential construction loan recovery and discontinued operation recoveries, partially offset by $2.1 million of specific reserves relating to two commercial business loans and one aviation lease having an aggregate outstanding balance of $4.7 million. The reserves were established due to the weakened financial conditions of the borrowers.
      Adjustments in the 2003 allowance for loan losses were associated with loans acquired in connection with the 2002 purchase of Community Savings. BankAtlantic reduced its allowance for loan losses and reduced goodwill by $734,000 during the 2003 first quarter for those acquired loans which had been assigned a valuation allowance at the acquisition date and which had either matured or were prepaid.

      At the indicated dates, BankAtlantic’s non-performing assets and potential problem loans were (in thousands):

	September 30,	December 31,
	2004	2003

NONPERFORMING ASSETS
Total nonaccrual	$11,800	$11,697
Total repossessed assets	1,059	2,422

Total nonperforming assets	12,859	14,119
Specific valuation allowances	(2,095)	—

Total nonperforming assets, net	$10,764	$14,119

Allowances
Allowance for loan losses	$48,778	$45,595
Allowance for tax certificate losses	3,781	2,870

Total Allowances	$52,559	$48,465

POTENTIAL PROBLEM LOANS
Contractually past due 90 days or more	$—	$135
Performing impaired loans	167	180
Restructured loans	28	1,387

TOTAL POTENTIAL PROBLEM LOANS	$195	$1,702

      The ratio of non-performing assets to total loans, tax certificates and repossessed assets declined from 0.36% at December 31, 2003 to 0.30% at September 30, 2004. During the 2004 period, non-performing assets were unfavorably impacted by two loans and one aviation lease transferring to non-accrual status as a result of the weakened financial conditions of the borrowers. The aviation lease was included in restructured loans at December 31, 2003. Non-performing assets were favorably impacted by fewer residential non-performing loans, partly due to increased efforts on the collection of residential loans serviced by others. Non-accrual residential loans declined from $8.5 million at December 31, 2003 to $5.4 million at September 30, 2004. The decline in repossessed assets was primarily due to the runoff of discontinued loan products, sale of real estate owned and strengthened credit standards.
      Compensation and benefit expenses in the division increased 11% in the nine months ended September 30, 2004, compared to the same 2003 period. The increase in compensation and benefits expense primarily resulted from annual employee salary increases, bonus accruals primarily associated with additional investment banking revenue, as well as an increase in the number of BankAtlantic employees, higher employee benefit costs and training expenses. The “Florida’s Most Convenient Bank” initiatives, which include extended branch business hours and services, and the resulting substantial increase in deposit customers, required BankAtlantic to hire additional employees to staff its branches and operations. The number of full time equivalent BankAtlantic employees increased to 1,571 at September 30, 2004, versus 1,377 at September 30, 2003. Ryan Beck’s compensation expense increased during the nine month period by approximately $8.7 million or 8% primarily attributable to bonus accruals necessitated by increased investment banking revenues.
      Occupancy and equipment expenses in the division increased 13% during the nine months ended September 30, 2004 as compared to the same 2003 period. The higher expenses resulted primarily from additional depreciation expense associated with branch fixed assets and leasehold improvements. In June 2004, BankAtlantic initiated a program to renovate 68 branches. Management anticipates that the renovation plan will be completed during 2006. In connection with this program and in conjunction with this decision, BankAtlantic shortened the estimated useful lives of branch fixed assets and leasehold improvements affected by the renovation plans, causing an acceleration in depreciation expense on $2.8 million of fixed assets and leasehold improvements. The shortened asset lives increased depreciation expense by approximately $1.1 million during the nine months ended September 30, 2004. The remaining increase in occupancy and equipment expenses for the nine months ended September 30, 2004 was due to the engagement of additional guard services to increase security at BankAtlantic’s branches during extended business hours as well as higher branch facilities maintenance costs also associated with extended business hours.
      Advertising expenses during the nine months ended September 30, 2004 increased significantly as a direct result of an aggressive BankAtlantic marketing campaign that commenced in early 2004 and included television and radio advertising to promote the “Florida’s Most Convenient Bank” initiatives. The marketing campaign is ongoing, and BankAtlantic anticipates continued higher advertising and promotion expenditures during 2004 compared to those incurred during 2003.
      The cost associated with debt redemption related to a prepayment penalty of $11.7 million incurred when BankAtlantic prepaid $108 million of FHLB advances with an average interest rate of 5.55% originally maturing in 2007-2008. BankAtlantic expects to recover this expense in future periods through the savings realized from lower borrowing costs. During September 2003 BankAtlantic prepaid $185 million of FHLB advances and incurred a prepayment penalty of $2.0 million. Additionally, costs associated with debt redemption during 2003 related to the redemption by BankAtlantic Bancorp of its 5.625% convertible debentures at a redemption price of 102% of the principal amount. The loss on the redemption reflects a $732,000 write-off of deferred offering costs and a $917,000 call premium.
      The decrease in other expenses in the division for the nine months ended September 30, 2004, compared to the same 2003 period, primarily resulted from decreases in professional fees, communication costs at Ryan Beck, as well as other expenses resulting from a $750,000 write-down of an REO property, a $257,000 impairment of a branch facility and $635,000 of bankcard conversion expenses during 2003.
      Professional fees in the division increased $1.4 million for the nine months ended September 30, 2004, as compared to the same 2003 period. The increase for the nine month period is primarily due to fees incurred during 2004 in connection with regulatory compliance. During the third quarter of 2004, BankAtlantic spent approximately $2.0 million in connection with its efforts to fully comply with the USA Patriot Act, Anti-Money Laundering laws and the Bank Secrecy Act, which have imposed far-reaching and substantial requirements on financial institutions. It is expected these expenses, which were primarily paid to outside professionals, will continue at approximately this level during the fourth quarter. Although BankAtlantic added significant staff in the compliance area that will be an on-going expense, much of the increased level of expenditures for compliance in the 2004 third quarter and the anticipated expenditures during the 2004 fourth quarter resulted from the identification of deficiencies, requiring a thorough review of previous compliance under these laws. We are cooperating with federal agencies in connection with the past deficiencies. BankAtlantic cannot provide assurance that monetary penalties will not be imposed or that these compliance issues will not delay BankAtlantic’s ability to obtain required regulatory approvals in connection with its business plan, including its previously announced branch expansion strategy. Partially offsetting the above increases in professional fees was a decrease in professional fees at Ryan Beck of $3.3 million for the nine months ended September 30, 2004 as compared to the same 2003 period. The decrease in professional fees was primarily due to reduction in legal costs associated with the Gruntal transaction. During the first quarter of 2004, the bankruptcy court presiding over the Gruntal bankruptcy proceedings entered an order confirming a plan of liquidation for Gruntal that included a third party release in favor of Ryan Beck and BankAtlantic Bancorp and their respective officers, directors, employees, agents, successors and assigns. Based on the foregoing, it is expected that the majority of the pending claims will be dismissed by the arbitration panel and the courts currently hearing such matters.
      Communication costs in the division decreased $1.6 million for the nine months ended September 30, 2004, as compared to the same 2003 period. The decrease for the year to date period is primarily due to the elimination, as part of the integration of Gruntal operations into those of Ryan Beck, of duplicate services that were in place in the nine months ended September 2003.

Homebuilding and Real Estate Development Results of Operations

	For the Nine Months
	Ended September 30,

	2004	2003	Change

	(In thousands)
Revenues
Sales of real estate	$373,946	$184,933	$189,013
Interest income	886	651	235
Other income	5,893	2,867	3,026

	380,725	188,451	192,274

Cost and Expenses
Cost of sales of real estate	275,854	135,162	140,692
Interest expense, net of interest capitalized	236	249	(13)
Employee compensation and benefits	23,573	13,543	10,030
Selling, general and administrative expenses	26,660	15,169	11,491
Other expenses	4,962	1,174	3,788

	331,285	165,297	165,988

	49,440	23,154	26,286
Equity in earnings from unconsolidated subsidiaries	16,363	5,058	11,305

Income before income taxes	65,803	28,212	37,591
Provision for income taxes	25,401	10,891	14,510

Income from continuing operations	$40,402	$17,321	$23,081

Other Data (Dollars in thousands)
Homebuilding
Homes delivered	1,451	619	832
Construction starts	1,945	1,105	840
Average selling price of homes delivered	$218	$218	$—
Margin percentage on homes delivered	21.3%	22.2%	(0.9)%
New orders (units)	1,365	1,767	(402)
New orders (value)	$351,354	$397,512	$(46,158)
Backlog of homes (units)	2,175	1,972	203
Backlog of homes (value)	$528,281	$429,997	$98,284
Land Development
Land division acres sold	471	1,268	(797)
Margin percentage on land sales	53.8%	43.4%	10.4%
Unsold acres	8,384	4,937	3,447
Acres subject to sales contracts	711	871	(160)
Acres subject to sales contracts (value)	$58,657	$62,506	$(3,849)
      The value of new orders in homebuilding declined $46.2 million for the nine months ended September 30, 2004 as compared to the same 2003 period. The decline in new orders was primarily the result of the unprecedented string of four hurricanes in Florida during August and September; the absence of new community openings to offset stronger than expected order growth in prior periods; and the intentional slowing of the pace of new home orders to help assure high levels of customer satisfaction by meeting delivery schedules acceptable to our customers. Some Florida communities sold out faster than originally anticipated and new communities were not yet ready for sales. While this strengthened the backlog, we experienced a short-term decline in saleable inventory. This impacted Florida homebuilding operations in the third quarter of 2004, when new orders were placed for 232 homes, as compared with the record 739 new orders placed in the third quarter of 2003. As discussed above, our inventory of homes available for sale and new orders will improve as Levitt opens new communities to the public.
      Revenues from sales of real estate increased 102% to $373.9 million for the nine months ended September 30, 2004 from $184.9 million for the same 2003 period. This increase is attributable primarily to an increase in home deliveries from 619 homes delivered during the nine months ended September 30, 2003 to 1,451 homes delivered during the same 2004 period. Revenues from homebuilding increased approximately $181.0 million to $316.1 million for the nine months ended September 30, 2004 from $135.1 million for the same 2003 period. Revenues from land and other real estate sales increased approximately $8.0 million to $57.8 million for the nine months ended September 30, 2004 from $49.8 million for the same 2003 period. During the nine months ended September 30, 2004, 471 acres were sold with an average margin of 53.8% as compared to 1,268 acres sold with an average margin of 43.4% in the same 2003 period. Cost of sales increased 104% to $275.9 million during the nine months ended September 30, 2004 from $135.2 million during the same 2003 period. Cost of sales as a percentage of related revenue was approximately 74% and 73% for the nine months ended September 30, 2004 and 2003, respectively. Included in cost of sales for the nine months ended September 30, 2004, is approximately $1.7 million of purchase accounting adjustments relating to the Bowden acquisition.
      The increase in other income was primarily related to a $1.4 million reduction of a previously accrued litigation reserve as a result of Levitt’s successful appeal of a 2002 judgment against a partnership in which a subsidiary of Levitt and Sons is a partner.
      Selling, general and administrative expenses increased 76% for the nine month periods ended September 30, 2004 as compared to the same 2003 period. The increase in selling, general and administrative expenses was a result of increased sales revenues and advertising cost, as well as expenses related to Levitt being a public company and fees paid to BankAtlantic Bancorp for administrative and other services, which were eliminated in consolidation for the 2003 period. The increase in employee compensation and benefits and advertising expenses was directly related to new development projects in Central and Southeast Florida, the expansion of homebuilding activities into North Florida and Georgia, the addition of Bowden, and the increase in home deliveries. The number of full time employees within our homebuilding and real estate development division increased to 479 at September 30, 2004 from 316 at September 30, 2003, and the number of part time employees increased to 35 at September 30, 2004 from 33 at September 30, 2003.
      Income from unconsolidated subsidiaries in the division represents Levitt’s share of the net income or loss generated by joint ventures and investments in which Levitt has a 50% or less ownership position, each of which are accounted for under the equity method of accounting. Levitt currently owns approximately 9.5 million shares of Bluegreen’s common stock, which represented approximately 36% of Bluegreen’s outstanding shares as of September 30, 2004. For the nine months ended September 30, 2004, Levitt’s pro-rata share of Bluegreen’s net income, net of purchase accounting adjustments, was $10.7 million as compared to $5.2 million for the for the nine months ended September 30, 2003. Bluegreen’s reported net income for the nine months ended September 30, 2004 and 2003 was $30.1 million and $18.6 million, respectively. Levitt’s earnings from real estate joint ventures were $5.7 million during the nine months ended September 30, 2004 as compared to a loss of $98,000 during the 2003 period. This increase in earnings in Levitt’s real estate joint venture activities primarily resulted from gains recognized upon the sale of a joint venture’s property in Vero Beach, Florida, earnings associated with the delivery of condominium units by a joint venture project in Boca Raton, Florida and earnings associated with the delivery of homes by a joint venture project in West Palm Beach, Florida. The level of earnings from real estate joint ventures recognized in the first nine months of 2004 is not indicative of the results expected for the remainder of the year because all three joint venture projects are almost sold out and their operations are essentially completed.
      The increase in other expenses for the nine month period ended September 30, 2004 as compared to the same 2003 period was primarily attributable to a $2.9 million estimated charge, net of projected insurance recoveries, recorded to account for the estimated costs of remediating hurricane related damage in Levitt’s Florida Homebuilding and Land operations.
Other Operations Results of Operations
      The “Other Operations” that follow report on the operations and related matters of BFC itself, on a stand-alone basis, without consolidating the financial results of BankAtlantic Bancorp and Levitt and their respective subsidiaries.

	For the Nine Months Ended
	September 30,

	2004	2003	Change

	(In thousands)
Revenues
Interest income	$436	$294	$142
Other income, net	5,447	1,255	4,192

	5,883	1,549	4,334

Cost and Expenses
Interest expense	866	873	(7)
Employee compensation and benefits	2,549	1,822	727
Other expenses, net	2,145	847	1,298

	5,560	3,542	2,018

Income (loss) before income taxes	323	(1,993)	2,316
Provision for income taxes	6,419	3,196	3,223

Loss from continuing operations	$(6,096)	$(5,189)	$(907)

      Interest and dividend income increased during the nine month periods ended September 30, 2004 as compared to the same 2003 period primarily due to dividend income of approximately $126,000 received on our Benihana investment.
      In September 2004, a limited partnership in which the Company has a 57% controlling interest sold its shares of common stock in a technology company for approximately $3.5 million in cash pursuant to a merger agreement entered into by the technology company with a third party. The limited partnership had written off its investment in the technology company and accordingly a $3.5 million gain was recognized in September 2004, which is included in other income. Additionally, in March 2004 BankAtlantic Bancorp and the limited partnership settled litigation with this technology company. In connection with that settlement, a $1.1 million gain was recognized which is included in other income.
      The increase in employee compensation and benefits during the nine months ended September 30, 2004 compared to the same period in 2003 was due to an increase in bonus accrual, payroll taxes related to the exercise of stock options during the first quarter of 2004 and an increase in the number of employees.
      The increase in other expenses during the nine month period ended September 30, 2004 as compared to the same period in 2003 was primarily associated with an increase in professional and legal fees, as well as an increase in investor relations expenses including Nasdaq fees and the cost of directors and officers insurance.
      Provision for income taxes reflects the tax effect of the Company’s interest in earnings of BankAtlantic Bancorp and Levitt. BankAtlantic Bancorp and Levitt are consolidated in our financial statements.

For the Three Years Ended December 31, 2003
Consolidated Results of Operations
      Net income increased to $7.0 million in 2003 from $5.2 million in 2002 and $5.5 million in 2001. Included in these totals is income from discontinued operations attributable to the GMS sale of $1.1 million and $2.5 million for the years 2003 and 2002, respectively. Additionally, in 2002, the Company realized an extraordinary gain of $23.7 million associated with the Gruntal transaction because the fair value of the assets acquired exceeded the purchase price. Also in 2002, the Company realized a loss of $15.1 million due to BankAtlantic Bancorp’s initial implementation of FAS No. 142 concerning goodwill impairment. BankAtlantic Bancorp performed the required goodwill impairment test and determined that the goodwill assigned to the Ryan Beck subsidiary was impaired. BankAtlantic Bancorp performed its annual goodwill impairment test again in 2003 and concluded that no further goodwill impairment existed. In 2001, the Company realized a gain of $1.1 million due to the initial implementation of FAS No. 133 concerning BankAtlantic Bancorp’s derivative instruments and hedging activities. BankAtlantic Bancorp had interest rate swap contracts for which it recorded a cumulative effect adjustment gain.
      Income from continuing operations increased to $5.9 million in 2003 from a loss of $6.0 million in 2002 and income of $4.3 million in 2001. A reconciliation of the results of operations from each of the Company’s primary business segments follows (in thousands):

	For the Years Ended December 31,

	2003	2002	2001

Financial Services	$38,597	$19,150	$22,530
Homebuilding and Real Estate Development	26,820	19,512	7,522
Other Operations	(9,601)	(6,849)	(8,307)
Eliminations	1,156	495	970

	56,972	32,308	22,715
Minority interest	51,093	38,294	18,379

Income from continuing operations	5,879	(5,986)	4,336
Income from discontinued operations, less income taxes	1,143	2,536	—
Income from extraordinary item, less income taxes	—	23,749	—
Cumulative effect of a change in accounting principle less income taxes	—	(15,107)	1,138

Net income	$7,022	$5,192	$5,474

      A detailed discussion of the result of operations of each of these business segments follows.
Financial Services Results of Operations

	For the Ended Years December 31,			Change	Change
				2003 vs.	2002 vs.
	2003	2002	2001	2002	2001

	(In thousands)
Revenues
Interest and dividend income	$261,849	$303,387	$324,026	$(41,538)	$(20,639)
Investment banking	207,788	130,738	43,436	77,050	87,302
Other income	73,501	58,519	45,026	14,982	13,493

	543,138	492,644	412,488	50,494	80,156

	For the Ended Years December 31,			Change	Change
				2003 vs.	2002 vs.
	2003	2002	2001	2002	2001

	(In thousands)
Cost and Expenses
Interest expense, net	113,217	148,891	186,912	(35,674)	(38,021)
(Recovery) provision for loan losses	(547)	14,077	16,905	(14,624)	(2,828)
Employee compensation and benefits	226,940	166,979	84,720	59,961	82,259
Occupancy and equipment	40,036	39,196	29,139	840	10,057
Advertising and promotion	12,724	10,447	5,286	2,277	5,161
Impairment of securities		18,801	3,527	(18,801)	15,274
Amortization of intangible assets	1,772	1,360	4,073	412	(2,713)
Impairment of goodwill	—	—	6,624	—	(6,624)
Cost associated with debt redemption	12,543	3,125	389	9,418	2,736
Acquisition-related charges and impairments	—	4,925	—	(4,925)	4,925
Other expenses	74,857	57,935	34,423	16,922	23,512

	481,542	465,736	371,998	15,806	93,738

Equity in earnings from unconsolidated subsidiaries	425	1,293	—	(868)	1,293

Income before income taxes	62,021	28,201	40,490	33,820	(12,289)
Provision for income taxes	23,424	9,051	17,960	14,373	(8,909)

Income from continuing operations	$38,597	$19,150	$22,530	$19,447	$(3,380)

Summary
      From the beginning of 2002 to December 31, 2003, BankAtlantic opened 244,000 new checking and savings accounts, including over 34,000 in the fourth quarter of 2003. The fourth quarter of 2003 marked the eighth consecutive quarter of double-digit growth in new low cost checking and savings account openings. In 2003, new checking (DDA/ NOW) and savings account openings were approximately 145,000, compared to 99,000 in 2002, an increase of 46%. From January 1, 2002 to December 31, 2003, total low cost deposits increased from approximately $600 million to approximately $1.4 billion, an increase of 133%. Non-interest bearing demand deposits constituted 21% of deposit funding at December 31, 2003, up from 16% at December 31, 2002.
      During 2003, the net interest margin was negatively impacted by lower interest rates, resulting in prepayments and rapid premium amortization on mortgage-related assets. BankAtlantic was also impacted by fixed rate FHLB advances that prevented its cost of funds from decreasing as rapidly as its yield on assets. Late in 2003, BankAtlantic prepaid a portion of these fixed rate FHLB advances and incurred a prepayment penalty. Although this penalty decreased earnings in 2003, BankAtlantic prepaid these fixed rate advances with the expectation that it will lower its funding costs and improve net interest margin in future years.
      BankAtlantic’s credit quality improved during the period. The ratio of non-performing loans to total loans declined to 0.25% at year-end. Net charge-offs for 2003 were only $1.1 million as compared to $19.8 million for 2002, and the associated ratio of net charge-offs to average outstanding loans declined to 0.03% as compared to 0.57% for these respective years. In addition to lower loan charge-offs, in 2003, BankAtlantic was successful in recovering and collecting upon past charge-offs in its syndication loan and leasing portfolios.

However, there is no assurance that BankAtlantic will have similar success in future years. BankAtlantic expects to experience a higher net charge-off ratio.
      In addition, because of its emphasis on the origination and purchase of loans collateralized by real estate, BankAtlantic believes it has lower losses inherent in its loan portfolio; therefore, the ratio of the allowance for loan losses to total loans outstanding at December 31, 2003 decreased to 1.22% from 1.40% at December 31, 2002. This, combined with low net charge-offs, necessitated a negative provision for loan losses of $547,000 in 2003. BankAtlantic believes that its credit ratios reflect the improving credit quality of its loans. Although BankAtlantic does not foresee significant changes in the quality of its loan portfolio, it cautions that change in the local or national economy, or within certain industries, could have a dramatic impact on the performance of its loans.
      BankAtlantic’s other income improved substantially during 2003 due in part to increased fees associated with the additional new deposit accounts opened during the year and fee income generated on $637 million of deposits acquired as part of the March 2002 acquisition of Community. BankAtlantic believes that it will continue to experience an increase in non-interest income as BankAtlantic continues its Florida’s Most Convenient Bank initiatives and expansion and renovation of its branch network.
      BankAtlantic’s expenses increased significantly during 2003 due primarily to the costs linked to its marketing initiatives, including the hiring of new employees to service customers and advertising expenditures to promote the campaign. BankAtlantic believes that these expenses will continue to increase as BankAtlantic continues to implement the Florida’s Most Convenient Bank initiatives. BankAtlantic believes that the potential future contribution to its profitability from branch network expansion and deposit strategies will justify these additional costs. Additionally, as discussed earlier, non-interest expense increased because BankAtlantic incurred $10.9 million in expenses associated with the prepayment of FHLB advances.
      A discussion of each component of income and expense follows.

For the Year Ended December 31, 2003 Compared to the Same 2002 Period

Interest and Dividend Income
      Interest and dividend income decreased by $41.5 million, or 13.7%, from 2002. As a consequence of lower average yields on earning assets and a slight increase in average earning asset balances, interest income decreased by $45.7 million. Interest income on average loans declined as the significant decline in average loan yields was partially offset by an increase in average loan balances. The yield on the 10-year Treasury bond declined from approximately 5.5% in early 2002 to almost 3.0% in mid-2003. For most of 2002, the prime rate stood at 4.75%. The prime rate declined to 4.25% in November 2002 and declined again to 4.00% in June 2003. Short-term Libor and Treasury based indices also declined during this period, leading to less interest income earned on adjustable rate loans and investments. Additionally, this low interest rate environment resulted in accelerated prepayments of mortgage loans and mortgage-backed securities as homeowners took advantage of the refinancing opportunities. BankAtlantic experienced an accelerated amortization of premiums associated with some of these assets, and was faced with investing the proceeds from these repayments primarily in residential and commercial loans at lower yields. The growth in balances resulted from the purchase and origination of commercial real estate, residential and home equity loans. During 2003, the Bank purchased $1.1 billion of residential loans and originated over $1.0 billion of commercial loans and $317 million of home equity loans. The net loan growth was funded primarily by the reduction in the average balances of BankAtlantic’s securities portfolios. Interest income on investment securities, short-term investments and securities available for sale declined primarily due to the accelerated repayment of high yielding securities due to the historically low interest rate environment. This decrease was partially offset with an increase in interest on trading securities at Ryan Beck, which primarily resulted from the expansion of municipal bond trading and the associated spread between the interest on the municipal bonds and the financing costs incurred. Also included in interest income was Ryan Beck’s participation in interest income associated with approximately $259 million of customer margin debit balances and fees earned in connection with approximately $1.3 billion in customer money market account balances.

Investment Banking
      Our investment banking revenue increased by $77.1 million or 58.9% from 2002. Our investment banking revenue consists of investment banking revenue, principal transaction revenue and commission revenue at Ryan Beck. The improvement in investment banking revenue at Ryan Beck of approximately 45% from 2002 was largely attributable to the increased distribution capabilities primarily associated with the increase to approximately 500 financial consultants which enables the investment banking and trading lines of business to distribute their product to an increased client base of over 110,000 active clients. There is no assurance that Ryan Beck will be successful in managing the expanded operations resulting from Ryan Beck’s growth. Principal transactions revenue increased 95% from 2002. The improvement in principal transactions revenue was primarily the result of additional financial consultants and trading personnel hired in connection with the Gruntal transaction in April 2002. The operating environment of the U.S. securities industry also improved during the second half of fiscal 2003. Commission revenue increased 35% in 2003. The improvement was largely due to the additional financial consultants, as well as the improvement in equity and fixed income markets.

Other Income
      The increase in other income of 25.6% during the 2003 compared to the 2002 period was primarily due to service charges and fees, service charges on deposits associated with a substantial increase in deposit balances, and other income which consisted in part of fee income received for banking services provided by BankAtlantic to its deposit customers. Additionally, other income includes income from real estate operations associated with a joint venture acquired as part of the Community Savings acquisition. The increase in other income was partially offset with a decrease in the gain on sales of loans, net and securities activities.
      Other service charges and fees increased 37% during 2003 compared to 2002. The additional fee income reflected the opening of 244,000 new deposit accounts since January 2002 that was directly associated with the Florida’s Most Convenient Bank campaign and higher loan fees. New ATM and check cards are linked to the new checking and savings accounts and result in increases in interchange fees, annual fees and foreign transaction fees. Also in 2003, check card income was favorably impacted by card conversion fees received from MasterCard in consideration for converting customer check cards from Visa. The increased loan fee income in 2003 primarily resulted from higher prepayment penalties associated with commercial loans. During 2003, BankAtlantic experienced a significant increase in prepayment penalties assessed on borrowers refinancing commercial loans in response to historically low interest rates. Revenues from service charges on deposits increased by 53% in 2003 and by 62% in 2002. The increase in service charge revenues primarily resulted from a higher volume of overdrafts, which increased 74% in 2003 and 116% in 2002. This substantial increase in overdraft fee income primarily resulted from an increase in the number of checking accounts attributed to high performance checking products and the Florida’s Most Convenient Bank initiatives. The above increase in service charge income was partially offset by a 3% decline in monthly checking account fee income in 2003 as BankAtlantic discontinued the promotion of fee-based checking products. In 2002, monthly checking account fee income declined 17%. Other income during 2003 was favorably impacted by the expansion of BankAtlantic’s branch brokerage business unit which earned $1.4 million in commissions versus $342,000 in commissions in 2002. Other income was also favorably impacted by higher miscellaneous customer fees such as wire fees, research charges and cash management services associated with the substantial increase in the number of customer accounts.
      During 2002, the Bank had a gain on the sale of a commercial loan of $2.1 million. The gain was partially offset by losses on the sale of CRA loans. In 2003, the Bank had a small gain on the sale of residential loans. Securities activities losses in 2003 were primarily due to the termination of interest rate swaps. The swaps had a total notional amount of $75 million and were settled at a loss of $1.9 million as part of a strategy to prepay FHLB advances with a view to improving the net interest margin in future periods. Additionally during 2003, BankAtlantic Bancorp securities activities of approximately $404,000 include a gain on a liquidating dividend from an equity security and in 2002 include the sale of equity securities of approximately $3.8 million.

Interest Expense, net
      The significant factors resulting in the decline in interest expense were a substantial reduction in BankAtlantic’s deposit interest expense due to low cost deposit growth, interest on advances from FHLB advances and interest expense on short term borrowings.
      Rates on interest bearing liabilities did not decline as rapidly as rates on interest earning assets because 30% of average interest bearing liabilities consist of long term advances from the FHLB that, either directly or indirectly via interest rate swaps, bear fixed interest rates. These advances were originated in order to fund the purchase of fixed rate residential loans. However, in September 2003 BankAtlantic repaid $185 million of these advances and in December 2003 BankAtlantic repaid an additional $140 million of these advances. The advances repaid had an average rate of 5.57%. Expenses of $10.9 million were recognized in connection with these prepayments and a $1.9 million loss was recognized on the termination of interest rate swap contracts.
      The lower deposit rates reflect the historically low interest rate environment during 2003 as well as a change in BankAtlantic’s deposit mix from higher rate certificate of deposit accounts to low cost deposits and insured money fund accounts. Low cost deposits are comprised of checking and savings accounts. In 2003, new checking (DDA/ NOW) and savings account openings were approximately 145,000, compared to 99,000 in 2002, an increase of 46%. Balances in low cost deposits increased 35% for the year ended December 31, 2003, to $1.4 billion. Non-interest bearing demand deposits constituted 21% of deposit funding at December 31, 2003, up from 16% at December 31, 2002. BankAtlantic believes that its growth in low cost deposits was primarily the result of its Florida’s Most Convenient Bank initiatives. Interest expense on short-term borrowings was substantially lower during 2003 due to lower average balances and average rates. Interest expense on FHLB advances declined resulting from maturities and repayments of advances at higher rates than the advances outstanding. Interest expense on long-term debt represents interest expense associated with mortgage-backed bonds acquired in connection with the Community Savings acquisition and interest expense associated with $22 million of subordinated debentures issued in October 2002. Capitalized interest during 2003 represents interest capitalized on qualifying assets associated with the Riverclub real estate joint venture. Upon the implementation of FIN 46, the Riverclub joint venture was consolidated effective January 1, 2003. During 2002, the Riverclub joint venture was accounted for on the equity method of accounting.

BankAtlantic’s Allowance for Loan Losses
      Changes in the allowance for loan losses were as follows (in thousands):

	For the Year Ended December 31,

	2003	2002	2001	2000	1999

Balance, beginning of period	$48,022	$44,585	$47,000	$44,450	$37,950

Total charge-offs	(11,723)	(28,663)	(27,916)	(32,221)	(27,691)
Total recoveries	10,577	8,879	8,596	5,639	3,533

Net charge-offs	(1,146)	(19,784)	(19,320)	(26,582)	(24,158)
Provision for loan losses	(547)	14,077	16,905	29,132	30,658
Allowance for loan losses acquired	(734)	9,144	—	—	—

Balance, end of period	$45,595	$48,022	$44,585	$47,000	$44,450

      The outstanding loan balances related to BankAtlantic’s discontinued lines of business and the amount of allowance for loan losses (“ALL”) assigned to each line of business was as follows (in thousands):

	As of December 31,

	2003		2002		2001

		Allocation		Allocation		Allocation
	Amount	of ALL	Amount	of ALL	Amount	of ALL

Lease finance	$14,442	$3,425	$31,279	$7,396	$54,969	$8,639
Syndication loans	9,114	185	14,499	294	40,774	8,602
Small business(1)	9,569	873	17,297	2,143	32,123	4,105
Consumer — indirect	2,402	70	8,105	457	25,400	1,247

	$35,527	$4,553	$71,180	$10,290	$153,266	$22,593

(1)	Small business loans originated before January 1, 2000.
      During prior periods BankAtlantic discontinued the origination of syndication, lease financings and indirect consumer loans and made major modifications to the underwriting process for small business loans (collectively, “discontinued lines of business”). The loans associated with the discontinued lines of business gave rise to a significant portion of BankAtlantic’s net charge-offs in prior periods. As the portfolios of these discontinued lines of business declined, BankAtlantic’s provision for loan losses and the related allowance for loan losses also declined.
      The provision for loan losses declined in each of the years in the three-year period ended December 31, 2003. During 1999 and 2000, BankAtlantic significantly increased its allowance for loan losses and provision for loan losses to reflect losses experienced in its indirect consumer and small business lending activities. During 2001, BankAtlantic significantly increased the allowance and provision associated with losses experienced in lease financing and syndication lending activities. During 2002 and 2003, BankAtlantic’s allowance and provision were reduced due to a change in its underwriting and credit management polices that began in 2000. BankAtlantic discontinued the origination of loans with high historical loss experiences and focused its loan production on collateral based loans that have historically had lower loss experiences than its discontinued lines of business. Additionally, during 2003, BankAtlantic’s loan loss provision was favorably impacted by significant recoveries from its discontinued lines of business. The majority of these recoveries were from bankruptcy settlements associated with syndication loans charged-off in prior periods.
      The Bank experienced a significant improvement in net charge-offs during 2003 compared to the net charge-offs experienced during 2002 and 2001. This improvement resulted from lower discontinued lines of business net charge-offs during 2003 compared to prior periods. Additionally, included in commercial real estate charge-offs during 2002 was a $3.5 million partial charge-off of a commercial real estate construction loan and a $3.4 million partial charge-off of a commercial loan in the hospitality industry. The commercial real estate construction loan was transferred to real estate owned during 2002 and was sold in 2003. The commercial loan collateralized by real estate in the hospitality industry was sold at book value to an unrelated third party. During 2003, there were no commercial real estate loan charge-offs; however, the Bank recognized a $2.4 million partial charge-off of a commercial business loan.
      “Allowance for loan losses acquired” and “adjustments to the allowance for loan losses acquired” represent the loan loss allowance acquired in connection with the Community Savings acquisition.

      The table below presents the allocation of the allowance for loan losses by various loan classifications (“ALL by category”), the percent of allowance to each loan category (“ALL to gross loans in each category”) and sets forth the percentage of loans in each category to gross loans excluding banker’s acceptances (“Loans by category to gross loans”). The allowance shown in the table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages or that the allowance indicates future charge-off amounts or trends (dollars in thousands):

	December 31, 2003			December 31, 2002			December 31, 2001

		ALL to	Loans		ALL to	Loans		ALL to	Loans
		Gross	by		Gross	by		Gross	by
		Loans	Category		Loans	Category		Loans	Category
	ALL by	in Each	to Gross	ALL by	in Each	to Gross	ALL by	in Each	to Gross
	Category	Category	Loans	Category	Category	Loans	Category	Category	Loans

Commercial business	$1,715	1.87%	2.08%	$1,437	1.75%	2.09%	$1,563	2.02%	2.38%
Syndications	185	2.03	0.21	294	2.03	0.37	8,602	21.10	1.25
Commercial real estate	24,005	0.99	54.97	21,124	1.07	50.16	13,682	0.83	50.54
Small business	3,173	1.87	3.83	5,006	3.11	4.09	5,178	5.06	3.14
Lease financing	3,425	23.72	0.33	7,396	23.65	0.79	8,639	15.72	1.69
Residential real estate	2,111	0.16	30.48	2,512	0.18	35.01	1,304	0.12	34.31
Consumer — direct	3,900	1.10	8.05	3,239	1.13	7.28	2,064	1.07	5.91
Consumer — indirect	70	2.91	0.05	457	5.64	0.21	1,247	4.91	0.78

Total assigned	38,584			41,465			42,279
Unassigned	7,011	N/A	N/A	6,557	N/A	N/A	2,306	N/A	N/A

	$45,595	1.03%	100.00%	$48,022	1.22%	100.00%	$44,585	1.37%	100.00%

	December 31, 2000			December 31, 1999

		ALL to	Loans		ALL to	Loans
		Gross	by		Gross	by
		Loans	Category		Loans	Category
	ALL by	in Each	to Gross	ALL by	in Each	to Gross
	Category	Category	Loans	Category	Category	Loans

Commercial business	$1,502	1.00%	4.64%	$2,004	1.85%	3.60%
Syndications	8,480	10.60	2.46	2,651	2.01	4.41
Commercial real estate	10,072	0.77	40.25	8,118	0.86	31.44
Small business	10,750	11.01	3.01	13,278	11.48	3.84
Lease financing	2,879	3.79	2.34	2,131	4.91	1.45
Residential real estate	1,540	0.12	40.52	1,912	0.14	47.00
Consumer — direct	2,989	1.89	4.86	2,294	1.89	4.05
Consumer — indirect	5,388	8.62	1.92	7,758	6.18	4.21

Total assigned	43,600			40,146
Unassigned	3,400	N/A	N/A	4,304	N/A	N/A

	$47,000	1.45%	100.00%	$44,450	1.48%	100.00%

      The assigned portion of the allowance for loan losses primarily related to commercial real estate at December 31, 2003 and 2002 and from discontinued lines of business in prior periods. The allowance for commercial real estate loans increased from $8.1 million at December 31, 1999 to $24.0 million at December 31, 2003. This increase primarily reflects portfolio growth associated with high balance loans and additional reserves associated with loans to the hospitality industry. This industry component of BankAtlantic’s loan portfolio was significantly affected by the tourism decline in Florida during 2002 and 2003.
      At December 31, 2003, BankAtlantic’s commercial real estate portfolio included large lending relationships, including 22 relationships with unaffiliated borrowers involving individual lending commitments in excess of $30 million with an aggregate outstanding balance of $555 million. The remaining change in the assigned portion of BankAtlantic’s allowance for loan losses during the five year period ended December 31, 2003 resulted from the increase and subsequent decreases in its discontinued lines of business reserves. The decline in BankAtlantic’s discontinued line of business reserves primarily reflects lower portfolio balances.
      The key factor in the calculation of the assigned portion of the allowance for loan losses is BankAtlantic’s historical loss experience obtained through statistical analysis of charge-off trends and reserves assigned to loans individually evaluated for impairment.
      The unassigned portion of the allowance for loan losses addresses certain individual industry conditions, general economic conditions and geographic concentration. In periods prior to December 31, 2002, BankAtlantic established an unassigned allowance based on its view of near term economic conditions and their potential effect upon loan losses within select segments of the loan portfolio. Since December 31, 2002, management has included the entire loan portfolio in its analysis due to uncertainty surrounding economic conditions and a higher concentration of lending in new geographical areas in Florida. The uncertain economic conditions relate to the tourism industry and the luxury residential housing market and the potential effect of both industries on the entire loan portfolio. The tourism industry is the largest industry in Florida. Additionally, BankAtlantic expanded the geographical area in which it originates commercial real estate loans by hiring experienced lending personnel in these markets and originating loans in central and northern Florida. The loans originated outside the primary markets may have substantially different loss experiences than BankAtlantic’s loans secured by collateral in South Florida. Loans originated in commercial lending branch offices outside of South Florida amounted to $446 million at December 31, 2003.

Non-performing Assets and Potential Problem Loans (dollars in thousands):

	December 31,

	2003	2002	2001	2000	1999

NONPERFORMING ASSETS
NON-ACCRUAL	$10,409	$20,337	$38,982	$21,416	$34,902
REPOSSESSED(1)	2,422	9,611	3,921	6,241	5,204

TOTAL NON-PERFORMING ASSETS	12,831	29,948	42,903	27,657	40,106
Specific valuation allowances	—	(1,386)	(9,936)	(819)	(350)

TOTAL NON-PERFORMING ASSETS, NET	$12,831	$28,562	$32,967	$26,838	$39,756

Total nonperforming assets as a percentage of:
Total assets	0.27%	0.55%	0.92%	0.60%	0.96%

Loans, tax certificates and net real estate owned	0.33%	0.83%	1.45%	0.91%	1.42%

TOTAL ASSETS	$4,831,549	$5,421,011	$4,654,486	$4,617,300	$4,159,901

TOTAL LOANS, TAX CERTIFICATES AND NET REAL ESTATE OWNED	$3,927,946	$3,626,210	$2,968,341	$3,029,592	$2,831,189

Allowance for loan losses	$45,595	$48,022	$44,585	$47,000	$44,450

Total tax certificates	$193,776	$195,947	$145,598	$124,289	$93,080

Allowance for tax certificate losses	$2,870	$1,873	$1,521	$1,937	$1,504

OTHER POTENTIAL PROBLEM LOANS
CONTRACTUALLY PAST DUE 90 DAYS OR MORE
Commercial real estate and business(2)	$135	$100	$—	$7,086	$410

	135	100	—	7,086	410
PERFORMING IMPAIRED LOANS, NET OF SPECIFIC ALLOWANCES
Performing impaired loans	180	—	—	15,001	—
RESTRUCTURED LOANS
Commercial real estate and business	1,387	1,882	743	—	—
DELINQUENT RESIDENTIAL LOANS PURCHASED	1,288	1,464	1,705	5,389	10,447

TOTAL POTENTIAL PROBLEM LOANS	$2,990	$3,446	$2,448	$27,476	$10,857

(1)	Amounts are net of specific allowances for real estate owned.

(2)	The majority of these loans have matured and the borrower continues to make payments under the matured loan agreement. The 2000 amount represents one loan that was repaid during February 2001.
      BankAtlantic’s non-performing assets, net of reserves, decreased by $15.7 million to $12.8 million at December 31, 2003 compared to $28.6 million at December 31, 2002. Non-accrual assets decreased by $9.95 million and repossessed assets decreased by $7.2 million. The decrease in repossessed assets primarily resulted from the $6.5 million sale of a commercial construction property which was included in repossessed assets in 2002 at a value of $7.3 million. This property was written down by $0.8 million during 2003. The decrease in non-accrual assets resulted from lower non-performing leases in the lease-financing portfolio as a result of a settlement of a significant non-performing lease in the aviation industry and lower non-performing residential loans.

      Potential problem assets were $3.0 million at December 31, 2003 compared to $3.4 million at December 31, 2002.

Other Expenses
      Employee compensation and benefit expenses increased 36% in 2003 as compared to 2002. In addition to standard annual employee salary increases, the growth in this expense category primarily resulted from:

•	An increase in the number of employees resulting from Florida’s Most Convenient Bank initiatives. The number of full time equivalent Bank employees increased to 1,403 at year-end 2003 versus 1,244 at year-end 2002 and 873 at year-end 2001. In 2002, 172 employees were added as a result of the Community Savings acquisition. The remaining personnel growth during the two years ended December 31, 2003 was primarily related to the additional personnel required to implement the Bank’s commitment to provide high service levels to the increased number of Bank customers resulting from the Florida’s Most Convenient Bank campaign.

•	The higher cost of employee benefits. In addition to the increase in the number of employees in 2003, the cost of the regular benefit programs also increased. In addition, BankAtlantic experienced higher health insurance costs and higher pension expenses associated with BankAtlantic’s defined benefit plan.

•	The implementation of an employee profit sharing plan in 2003. Approximately $3.6 million in bonuses were paid in 2003 to employees of the Bank for exceeding targeted performance goals.
      Furthermore, the increase in employee compensation and benefits was also attributable to additional personnel at Ryan Beck. The increase in Ryan Beck’s revenue correlates to an increase in compensation in the form of commission expense and discretionary bonuses. Compensation expense during 2003 primarily related to the Ryan Beck retention pool established upon the acquisition of Ryan Beck in June 1998. During 2002 and 2001, BankAtlantic Bancorp accrued $1.0 million and $2.0 million, respectively, of compensation expense related to the Ryan Beck retention pool. The participants’ accounts in the Ryan Beck retention pool vested on June 28, 2002, and no further expenses will be incurred in connection with this retention pool.
      In 2003, occupancy and equipment expenses decreased 2% as compared to the year ended December 31, 2002. This decline primarily resulted from lower data processing costs and depreciation expense. Lower data processing expenses resulted from the renewal of a vendor contract by BankAtlantic at significantly lower rates than experienced during the prior period. The decrease in depreciation expense reflects $1.9 million of accelerated depreciation expense during 2002, most of which was associated with a reduction in the estimated life of BankAtlantic’s on-line banking platform as BankAtlantic upgraded the technology.
      Advertising expenses during 2003 and 2002 reflect marketing initiatives to promote BankAtlantic’s new “high performance” account products and the Florida’s Most Convenient Bank initiatives. These promotions included an expanded direct mail campaign; a check card rewards program and periodic customer gifts and events associated with seven-day banking.
      During 2002, BankAtlantic Bancorp recognized a $15 million impairment charge associated with its investment in a privately held technology company. Both Alan B. Levan and John E. Abdo became directors of the technology company in connection with BankAtlantic Bancorp’s investment and individually invested in the technology company. Additionally, during 2002 and 2001, BankAtlantic Bancorp recognized impairment charges of $3.8 million and $3.5 million, respectively, on publicly traded equity securities resulting from significant declines in value that were other than temporary. As a result of these losses, BankAtlantic Bancorp revised its policy for holding equity investments so that future equity investments will generally be more liquid and subject to concentration restrictions. BankAtlantic Bancorp did not recognize impairments on securities during 2003.
      Amortization of intangible assets consisted of the amortization of core deposit intangible assets acquired in connection with the Community acquisition. The core deposit intangible assets are being amortized over an estimated life of eight years.

      Costs associated with debt redemption of approximately $10.9 million at BankAtlantic resulted from the prepayment penalties associated with the repayment of $325 million of FHLB advances. These high rate advances were prepaid with the expectation that it would improve BankAtlantic’s net interest margin in future periods. Loss on debt redemption during 2003 resulted from BankAtlantic Bancorp redeeming its 5.625% convertible debentures at a redemption price of 102% of the principal amount. The loss on the redemption reflects a $732,000 write-off of deferred offering costs and a $916,000 call premium. During 2002, BankAtlantic Bancorp used the proceeds from the issuance of junior subordinated debentures to retire $21 million of 9% subordinated debentures and $74.8 million of 9.5% trust preferred securities. A $3.1 million loss was recognized in connection with these redemptions.
      Acquisition related charges during 2002 of approximately $4.1 million at Ryan Beck were primarily due to branch closures, professional fees, and regulatory costs incurred in connection with the Gruntal transaction. Acquisition related charges and impairments during 2002 at the Bank included various data conversion and system integration expenses as well as facilities impairment write-downs associated with the Community Savings acquisition. As a consequence of the acquisition, BankAtlantic closed two of its branches that competed directly with two of the former Community Savings branches.
      The increase in other expenses of approximately $23.5 million, or 29%, in 2003 as compared to 2002 primarily resulted from higher (i) professional fees of approximately $8.8 million, (ii) communication expense of approximately $3.6 million, (iii) floor broker and clearing fees of approximately $1.0 million and (iv) other expenses of approximately $4.2 million.
      The higher expenses in professional fees in 2003 compared to 2002 were primarily associated with legal fees associated with the ongoing successor liability issues relating to the Gruntal transaction, as well as an NASD ruling against Ryan Beck in the amount of $2.7 million which resulted in a $1.7 million increase in Ryan Beck’s professional fees, as well as higher broker registration fees as a result of the additional financial consultants added as a result of the Gruntal transaction. Also, professional fees increased at BankAtlantic primarily associated with legal fees incurred in connection with a lawsuit filed against BankAtlantic in October 2002 relating to BankAtlantic’s Florida’s Most Convenient Bank initiative, which has been settled without payments to either party.
      The increase in communications, floor broker and clearing fees and other expenses from 2002 related primarily to increased commission revenue and principal transactions revenue associated with the additional financial consultants at Ryan Beck.
      The increase in other expenses in 2003 primarily resulted from higher ATM interchange expenses, check loss charges, and higher general operating expenses. These increases in other expenses relate to a substantial increase in the number of deposit accounts and the related increase in transaction volume associated with the Florida’s Most Convenient Bank initiative. Expenses of the Riverclub joint venture as well as costs related to converting check cards from Visa to MasterCard are also reflected in 2003 results and contributed to higher other expenses. Additionally, other expenses in 2003 includes an impairment write-down which resulted from the Bank’s relocation of a branch, transferring the real estate associated with the closed branch to real estate held for sale and recognizing a $257,000 impairment loss. Restructuring charges and impairment write-downs during 2002 were the result of a plan to discontinue certain ATM relationships. These relationships were primarily with convenience stores and gas stations, which did not meet BankAtlantic’s performance expectations and were unlikely to meet future profitability goals. As a consequence, the Bank realized an $801,000 restructuring charge and a $206,000 impairment write-down. The remaining ATM machines are primarily located in BankAtlantic’s branch network, cruise ships, Native American reservation gaming facilities and other retail outlets.

For the Year Ended December 31, 2002 Compared to the Same 2001 Period

Interest and Dividend Income
      Interest and dividend income decreased by $20.6 million, or 6.4%, from 2001. The decrease in interest and dividend income reflected lower average balances related to several discontinued or curtailed lines of business, including the lease finance business, indirect consumer loans, syndication commercial business loans, international loans to correspondent banks and certain small business loans. This decrease in interest and dividend income was partially offset with the improvement in earning asset growth associated with the Community Savings acquisition and the origination and purchase of real estate loans, as well as Ryan Beck’s participation in interest income associated with approximately $255 million customer margin debt balances and fees earned in connection with approximately $1.5 billion in customer money market account balances.
      The growth in earning assets resulted from the addition of $709 million of earning assets from the Community Savings acquisition, and a significant increase in funding of commercial real estate, small business mortgage and home equity consumer loans.

Investment Banking
      Principal transaction revenue increased 159% from 2001. The improvement in principal transaction revenue was primarily the result of additional financial consultants and trading personnel. This increase was offset by losses on the sale of mutual fund securities as well as mark to market losses on those funds, which were associated with a deferred compensation plan acquired in connection with the Gruntal transaction. Investment banking revenue at Ryan Beck increased 59% from 2001. The improvement was largely attributable to the increased distribution capabilities discussed above which allowed for an increased participation in underwritings and initial public offerings. Commission revenue increased 393% from 2001. The improvement was largely due to the additional financial consultants.

Other Income
      The increase in other income of $13.5 million, or 30%, during the 2002 period compared to the 2001 period was primarily due to service charges on deposits of approximately $10.1 million, income from real estate operations of approximately $1.3 million, gains on sales of loans, net of approximately $1.8 million and securities activities of approximately $4.3 million primarily associated from the sale in 2002 of $152 million of mortgage-backed securities and $9.4 million of corporate bonds. This increase in other income was partially offset with a decline in other service charges and fees of approximately $644,000, which resulted from an 18% decrease in ATM fee income and a decline in late fee income. The decline in ATM fee income resulted from the removal of ATM machines from retail outlets, gas stations and convenience stores. The decline in late fee income was attributed to lower collections of late fees assessed in BankAtlantic’s consumer and leasing portfolios in proportion to declines in outstanding balances resulting from discontinued product lines. The above declines in fee income were partially offset by higher fees earned on check cards, which were linked to the significant increase in transaction accounts since commencing the Florida’s Most Convenient Bank initiative.
      Additionally, the decline in other income during 2002, compared to 2001, was primarily due to a $1.6 million gain realized on the sale of in-store branches during 2001, compared to a $384,000 gain during 2002. The exiting of in-store branches was part of a bank-wide program to review all lines of business with a view towards improving overall earnings. BankAtlantic also sold or disposed of branch facilities and equipment for a $328,000 loss during 2002 compared to a $386,000 gain during 2001. Additionally in 2002, a $264,000 loss was recognized from the sale of residential loan servicing acquired in connection with the Community Savings acquisition.

Interest Expense, net
      The decline in interest expense, net reflects a decline in BankAtlantic interest-bearing liabilities as a result of the historically low interest rate environment during 2002. The lower rates paid on average interest bearing liabilities decreased interest expense by $48.5 million. Contributing to the decline in deposit rates was a change in the deposit mix from time deposits to low cost savings, NOW, money funds and checking accounts. Average short-term borrowings were substantially lower during 2002. The decline was linked to an increase in deposits, FHLB advances, and subordinated debenture average balances. During October 2002,

BankAtlantic issued $22 million of subordinated debentures. The proceeds of the debentures were used for general corporate purposes.

Other Expenses
      Employee compensations and benefits increased $82.3 million during 2002 compared to 2001 associated with an increase of approximately $67.5 million in compensation expense at Ryan Beck resulting from additional personnel, as well as an increase of approximately $15.9 million at the Bank as previously discussed.
      The increase in occupancy and equipment expenses during 2002 compared to 2001 reflects the accelerated depreciation expense. The remaining increase reflects upgrades in the data processing infrastructure and increases in occupancy costs due to building maintenance, repairs, real estate taxes and security guard services associated with an expanded branch network resulting from the Community Savings acquisition and longer branch business hours due to the Florida’s Most Convenient Bank campaign. Additionally, Ryan Beck occupancy and rent expenses increased $6.1 million from 2001. The increase was primarily due to the additional offices.
      The impairment of goodwill in 2001 related to BankAtlantic Bancorp’s 1998 acquisition of Leasing Technology, Inc. (“LTI”). During the third quarter of 2001, BankAtlantic Bancorp concluded that LTI would not meet performance expectations. As a consequence, BankAtlantic Bancorp closed the offices of LTI and ceased the origination of leases.
      Goodwill amortization during 2001 represented the amortization of goodwill associated with all acquisitions. Upon the implementation of FAS No. 142 on January 1, 2002, the amortization of goodwill was discontinued. Goodwill is evaluated for impairment in accordance with FAS No. 142.
      During 2001, BankAtlantic Bancorp redeemed its subordinated investment notes and recognized a $389,000 loss on cost associated with debt redemption.
      The increase in other expenses during 2002, compared to 2001, related to several factors. During 2002, real estate owned (“REO”) properties were written down by $1.5 million compared to $120,000 during 2001. The majority of the 2002 REO write down related to a residential construction loan that was transferred to real estate owned. Additionally, REO expenses increased by $700,000 during 2002 due to the operating costs associated with this REO property. Also, during 2002, only $120,000 of gains was recognized on the sales of REO property compared to net gains of $1.2 million during 2001. The remaining increase in other expenses resulted from increased check losses and higher operating expenses in connection with BankAtlantic’s increased size. Additionally, professional fees at Ryan Beck increased from 2001, primarily as a result of the ongoing successor liability issues associated with the Gruntal transaction. Furthermore, Ryan Beck communications, floor broker and clearing fees and other expenses increased from 2001 related primarily to increased commission revenue and principal transactions revenue associated with the additional financial consultants.

Homebuilding and Real Estate Development Results of Operations

	For the Years Ended December 31,				Change	Change
					2003 vs.	2002 vs.
	2003	2002		2001	2002	2001

	(In thousands)
Revenues
Sales of real estate	$283,058	$207,808		$143,140	$75,250	$64,668
Interest and dividend income	863	1,259		1,989	(396)	(730)
Other income	4,765	3,014		3,005	1,751	9

	288,686	212,081		148,134	76,605	63,947

Cost and Expenses
Cost of sales of real estate	209,431	159,675		111,685	49,756	47,990
Interest expense, net of interest capitalized	233	389		180	(156)	209
Employee compensation and benefits	19,845	13,983		9,730	5,862	4,253
Selling, general and administrative expenses	21,949	16,083		16,009	5,866	74
Other expenses	1,924	1,604		1,778	320	(174)

	253,382	191,734		139,382	61,648	52,352

Equity in earnings from unconsolidated subsidiaries	7,916	5,419		2,888	2,497	2,531

Income before income taxes	43,220	25,766		11,640	17,454	14,126
Provision for income taxes	16,400	6,254		4,118	10,146	2,136

Income from continuing operations	$26,820	$19,512		$7,522	$7,308	$11,990

Other Data (Dollars in thousands)
Homebuilding
Homes delivered	1,011	740		597	271	143
Construction starts	1,593	796		584	797	212
Average selling price of homes delivered	$220,000	$219,000		$195,000	$1,000	$24,000
Margin percentage on homes delivered	22%	19%		19%	3%	0%
New orders (units)	2,240	980		694	1,260	286
New orders (value)	$513,436	$204,730		$146,869	$308,706	$57,861
Backlog of homes (units)	2,053	824		584	1,229	240
Backlog of homes (value)	$458,771	$167,526		$125,041	$291,245	$42,485
Land Development
Land division acres sold(a)	1,337	1,473		253	(378)	1,462
Margin percentage on land sales	43%	41	%(a)	51%	(4)%	(4)%
Unsold acres	4,868	4,242		4,131	626	111
Acres subject to sales contracts	1,433	1,845		469	(412)	1,376
Acres subject to sales contracts (value)	$103,174	$72,767		$27,234	$30,407	$45,533

(a)	Land sales to Levitt and Sons for the year ended December 31, 2002 equaled $8.5 million and the net gain recognized was $6.5 million. These inter-company transactions were eliminated in consolidation.

Summary
      At December 31, 2003, there was a delivery backlog of 2,053 homes representing $458.8 million of future sales. The number of homes in backlog at December 31, 2003 was at a five-year high and was higher than the number of units delivered in 2001 and 2002 combined. The number of homes in backlog at December 31, 2003 was 149% higher than at year-end 2002, and the average sales price of the homes under contract was approximately 10% higher than the year-end 2002 backlog. While the strong backlog is encouraging for 2004 results, potential economic trends and developments could impact home sales operations. In recent months, the costs of lumber, steel, concrete and other building materials have risen significantly. While Levitt may be able to increase selling prices to absorb these increased costs in future sales, the sales prices of homes in backlog are set. Accordingly, Levitt expects that the margins on the delivery of homes in backlog may be adversely affected by this trend.
      Operations in land development also remained strong in 2003. Development activity in St. Lucie West entered its final stages in 2003, with only 164 acres of acreage inventory available at December 31, 2003. Home sales remain strong in St. Lucie West, as homebuilders within that community sold almost 1,600 homes during 2003. Building on the success of St. Lucie West, land development was commenced in Tradition, Core Communities’ newest master-planned community project in St. Lucie County, Florida. At December 31, 2003, Tradition included more than 4,800 acres, 1,531 of which had already been contracted to homebuilders. Additionally, contracts to acquire approximately 4,500 additional acres adjacent to Tradition were in place. Notwithstanding the sustained interest and activity at both St. Lucie West and Tradition, we expect that any reduction of demand in the residential real estate market could negatively impact Core Communities’ operations.
      At December 31, 2003, Levitt owned approximately 38% of the outstanding common stock of Bluegreen. Under the equity method accounting, Levitt recognizes its pro-rata share of Bluegreen’s net income or loss (net of purchase accounting adjustments) as pre-tax earnings. Bluegreen has not paid dividends to its shareholders, and Levitt’s earnings therefore represent only its claim on the future distributions of Bluegreen’s earnings. Should Bluegreen’s financial performance deteriorate, Levitt’s earnings in Bluegreen would deteriorate concurrently and its results of operations would be adversely affected. Furthermore, a significant reduction in Bluegreen’s financial position might require that Levitt test its investment in Bluegreen for impairment, which could result in significant charges against Levitt’s results of operations or the write-off of its entire investment in Bluegreen.

For the Year Ended December 31, 2003 Compared to the Same 2002 Period
      Homebuilding and land development income from continuing operations increased $7.3 million, or 37%, to $26.8 million for the year ended December 31, 2003 from $19.5 million for the same 2002 period. The increase in net income resulted primarily from an increase in gains on sales of real estate by Levitt and Sons, Core Communities, and Levitt Commercial, as well as from increased earnings from Bluegreen. These increases in income were partially offset by a decrease in earnings in joint ventures, an increase in selling, general and administrative expenses, an increase in employee compensation and benefits, and an increase in the provision for income taxes.
      Margin on sales of real estate (defined as sales of real estate minus cost of sales of real estate) increased 53% in 2003. This increase was driven primarily by increases in real estate sales activity over 2002. Revenues from sales of real estate increased $75.3 million, or 36%, to $283.1 million for the year ended December 31, 2003 from $207.8 million for the same 2002 period. Cost of sales of real estate increased $49.8 million, or 31%, to $209.5 million for the year ended December 31, 2003 from $159.7 million for the same 2002 period. Home deliveries in 2003 increased 37% to 1,011 homes from 740 homes delivered in 2002 resulting in a $59.9 million increase in revenues from sales of homes over the corresponding periods. Land sales in 2003 declined to $46.5 million from $53.9 million in 2002. Levitt Commercial commenced deliveries of its flex warehouse units in 2003, and revenues from sales of these units in 2003 totaled $5.8 million.
      Equity in earnings from unconsolidated subsidiaries includes Levitt’s equity earnings from Bluegreen, as well as Levitt’s joint ventures’ equity earnings or losses. Earnings from Bluegreen for the year ended

December 31, 2003 were $7.4 million, as compared with $4.6 million for the period of Levitt’s ownership in 2002. Bluegreen’s net income for 2003 was $25.8 million, as compared to $9.8 million for the period of Levitt’s ownership during 2002. Earnings from joint ventures decreased $370,000 in 2003 as compared to 2002. The decrease in earnings from joint ventures resulted primarily from completion of a joint venture project during 2002.
      The increase in selling, general and administrative expenses, employee compensation and benefits, and other expenses for the year ended December 31, 2003 as compared to 2002 related primarily to Levitt’s new development projects in central and southeast Florida and to the increase in home deliveries by Levitt and Sons. As a result of these new projects and the higher number of home deliveries, Levitt’s full-time employees increased to 353 at December 31, 2003 from 221 at December 31, 2002, and the number of part-time employees increased to 34 at December 31, 2003 from 28 at December 31, 2002. Other expenses increased primarily due to professional fees relating to Levitt’s public offering of investment notes in 2003.
      Interest incurred totaled $7.9 million and $8.1 million for 2003 and 2002, respectively. The decrease in interest incurred was primarily due to a decline in average interest rates from 6.0% for 2002 to 4.8% for 2003. These decreases were partially offset by increases in borrowings associated with several new development projects, as well as interest accruing on Levitt’s $30.0 million note payable to BankAtlantic Bancorp for the full year in 2003, as compared to only nine months in 2002. Interest capitalized totaled $7.7 million for both 2003 and 2002. Cost of sales of real estate for the years ended December 31, 2003 and 2002 included previously capitalized interest of approximately $6.4 million and $6.2 million, respectively.
      The provision for income taxes increased $10.1 million, or 162%, to $16.4 million for 2003, due to increased earnings before taxes, and an increase in the effective tax rate from 24.2% in 2002 to 37.9% in 2003. The provision for income taxes for the years ended December 31, 2003 and 2002 was net of a reduction in the deferred tax asset valuation allowance of approximately $418,000 and $2.6 million, respectively. Reductions in the deferred tax asset valuation allowance reduce the provision for income taxes for the year, thereby reducing the effective tax rate.
     For the Year Ended December 31, 2002 Compared to the Same 2001 Period
      Homebuilding and land development income from continuing operations increased 159%, to $19.5 million for the year ended December 31, 2002, from $7.5 million for the same 2001 period. This increase primarily resulted from higher margin on real estate sales of $16.8 million and the equity in earnings from unconsolidated subsidiaries. These increases in income were partially offset by a decrease in interest and dividend income of $730,000 and an increase in employee compensation and benefits of $4.3 million.
      The decline in interest and dividend income of $730,000 was primarily associated with a decrease in interest income on loans and investments resulting from lower average balances and yields.
      Interest on notes and bonds payable totaled $8.1 million and $6.2 million for the years ended December 31, 2002 and 2001, respectively. The increase in interest expense was primarily due to increases in borrowings resulting from several new development projects. This increase in interest expense was partially offset by a decline in average interest rates from 7.5% for 2001 to 6.0% for 2002. Capitalized interest totaled $7.7 million and $6.0 million for 2002 and 2001, respectively. Interest is capitalized at the effective interest rates paid on borrowings for interest costs incurred on real estate inventory during the pre-construction and planning stage and the periods that projects are under development. Capitalization of interest is discontinued if development ceases at a project. Throughout 2002 and 2001, a larger portion of total interest incurred was capitalized to real estate inventory. At the time of home closings and land sales, the capitalized interest is charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2002 and 2001 includes previously capitalized interest of approximately $6.2 million and $4.8 million, respectively.
      During the year ended December 31, 2002, Core Communities’ margin on land sales was $18.7 million as compared to $11.0 million in 2001. The increase in margin was primarily attributable to an increase in commercial land sales and residential lot sales in 2002. This was primarily a result of growth in the residential home sales market. During the year ended December 31, 2002, margin from home sales was $31.1 million as compared to $22.1 million during the same 2001 period. Margin from home sales increased due to increased deliveries of homes, as well as an increase in the average selling price of homes. The increase in deliveries and average selling price was the result of communities nearing completion and the introduction of new projects and product lines. During 2002, 740 homes closed as compared to 597 homes in 2001. The average selling price of homes during 2002 was approximately $219,000, increasing 12% from $195,000 in 2001. Also included in margin on sales of real estate for 2001 is $680,000 relating to the sale of a marine rental property.
      Included in equity in earnings from unconsolidated subsidiaries during the years 2002 and 2001 is equity in earnings from real estate joint ventures of $849,000 and $2.9 million, respectively. The decrease in equity in earnings from joint ventures primarily resulted from declines in home deliveries from 282 in 2001 to 140 in 2002 because a joint venture project was nearing sell-out.
      In April 2002, Levitt acquired approximately 35% of Bluegreen’s outstanding common stock. Levitt’s income from Bluegreen for the year ended December 31, 2002 was $4.6 million. The earnings from Bluegreen included approximately $353,000 of amortization associated with purchase accounting adjustments. Bluegreen’s income before the cumulative effect of a change in accounting principle for the period of ownership in 2002 was $15.4 million.
      The increase in employee compensation and benefits was primarily associated with increases in incentive accruals and personnel resulting from the addition of several new development projects in central and southeast Florida. These new projects and an increase in home deliveries resulted in an increase in selling and general and administrative expenses, excluding the $2.6 million accrual in 2001 reflecting an adverse verdict in a jury trial against a partnership in which a subsidiary of Levitt is a 50% partner.
Other Operations Results of Operations

	For the Years Ended December 31,			Change	Change
				2003 vs.	2002 vs.
	2003	2002	2001	2002	2001

	(In thousands)
Revenues
Sales of real estate	$—	$—	$1,693	$—	$(1,693)
Interest and dividend income	390	354	383	36	(29)
Other income, net	1,532	1,161	1,129	371	32

	1,922	1,515	3,205	407	(1,690)

Cost and Expenses
Cost of sales of real estate	—	—	348	—	(348)
Interest expense	1,163	1,153	1,239	10	(86)
Employee compensation and benefits	2,553	2,332	1,902	221	430
Impairment of securities	3,071	1,583	4,379	1,488	(2,796)
Other expenses, net	1,022	876	984	146	(108)

	7,809	5,944	8,852	1,865	(2,908)

Income (loss) before income taxes	(5,887)	(4,429)	(5,647)	(1,458)	1,218
Provision for income taxes	3,714	2,420	2,660	1,294	(240)

Income (loss) from continuing operations	$(9,601)	$(6,849)	$(8,307)	$(2,752)	$1,458

      During 2003, 2002 and 2001, the Company recorded other income of $1.5 million, $1.2 million and $1.1 million, respectively. This other income reflects Burlington Manufacturers Outlet Center earnings from real estate operations and included in 2003 is $444,000 from a gain on liquidating dividends from an equity security.
      During 2003, 2002 and 2001 limited partnerships in which the Company has controlling interests recognized impairment charges of approximately $3.1 million, $1.1 million and $3.5 million, respectively, associated with investments in privately held technology companies. Also, during 2002 and 2001, we recognized impairment charges of $499,000 and $920,000, respectively, on publicly traded equity securities resulting from significant declines in value that were considered other than temporary.
      Provision for income taxes reflects the tax effect of the Company’s interest in earnings of BankAtlantic Bancorp and Levitt.
Financial Condition

September 30, 2004 versus December 31, 2003
      Total consolidated assets at September 30, 2004 were $6.3 billion, compared to $5.1 billion at December 31, 2003. The significant increases in total assets primarily resulted from:

•	A net increase in cash and cash equivalents which resulted primarily from the sale by Levitt of 5,000,000 million shares of its Class A Common Stock in an underwritten public offering, BFC’s issuance of 15,000 shares of 5% Cumulative Convertible Preferred Stock (“5% Preferred Stock”) sold in a private offering for $15.0 million, as well as other increases and decreases as described in our Consolidated Statements of Cash Flow;

•	Higher loan balances related to BankAtlantic’s purchase of residential loans as well as the origination of commercial and home equity loans;

•	Increases in securities available for sale balances associated with BankAtlantic’s purchase of mortgage-backed securities and municipal securities, as well as BFC’s investment in Benihana;

•	A net increase in real estate held for development and sale at Levitt primarily resulting from land acquisitions in Florida, the acquisition of Bowden and land acquisitions in Tennessee by Bowden, as well as increased construction activities. These increases were partially offset by sales of homes and land sales;

•	Additions to property and equipment associated with the construction of BankAtlantic’s new corporate headquarters and the renovations of its branch facilities;

•	A receivable from Ryan Beck’s clearing agent associated with Ryan Beck’s trading activities;

•	Increases in accrued interest receivable due to higher loan receivable and securities available for sale balances; and

•	Higher FHLB stock investment due to increased FHLB advance borrowings by BankAtlantic.
      The above increases in total assets were partially offset by:

•	Declines in investment securities and tax certificates primarily associated with BankAtlantic’s repayments of tax certificates; and

•	Decreases in securities owned related to the trading activities of Ryan Beck; and
      The Company’s total consolidated liabilities at September 30, 2004 were $5.5 billion, compared to $4.6 billion at December 31, 2003. The significant increases in total consolidated liabilities primarily resulted from:

•	Higher low cost deposit balances and insured money fund savings account balances;

•	Increases in short-term borrowings and FHLB advances to fund loan and securities available for sale growth;

•	Increases in notes and mortgage notes payable related to land acquisitions;

•	Increases in deferred tax liabilities, net primarily associated with BFC’s earnings in BankAtlantic Bancorp and Levitt, lower deferred tax assets at BankAtlantic Bancorp primarily due to the litigation settlement and Levitt’s increase in deferred tax liability primarily associated with Levitt’s earnings from Bluegreen; and

•	Increases in other liabilities associated with BankAtlantic’s purchases of securities available for sale awaiting settlement and higher escrow balances, as well as Levitt increases in accounts payable and accrued liabilities related to construction and development activity and accruals for the estimated costs of remediating hurricane-related damages, offset in part by Levitt’s $1.4 million reversal of a litigation reserve related to the successful appeal of a 2002 lawsuit.

      At September 30, 2004 and December 31, 2003, minority interest was approximately $593.8 million and $420 million, respectively. The following table summarizes the minority interest held by others in our subsidiaries (in thousands):

	September 30,	December 31,
	2004	2003

BankAtlantic Bancorp	$358,179	$321,583
Levitt	233,274	97,567
Joint Venture Partnerships	2,355	784

	$593,808	$419,934

      The increase in minority interest in BankAtlantic Bancorp was primarily attributable to earnings of $53.5 million and $8.0 million of proceeds and tax benefits from the issuance of BankAtlantic Bancorp common stock upon the exercise of stock options. The above increases were partially offset by the payment of dividends on BankAtlantic Bancorp common stock, a $6.1 million reduction in BankAtlantic Bancorp additional paid in capital resulting from the retirement of 378,160 shares of BankAtlantic Bancorp’s Class A Common Stock received as part of the private technology company litigation settlement, $765,000 of unrealized losses on securities available for sale (net of income tax benefits) and a $2.7 million reduction in additional paid in capital related to the acceptance of BankAtlantic Bancorp Class A common stock as consideration for the payment of withholding taxes and the exercise price upon the exercise of BankAtlantic Bancorp Class A stock options. The increase in minority interest in Levitt was partially attributable to earnings of $40.4 million and proceeds from Levitt’s issuance of its Class A Common Stock of $114.7 million, net of issuance costs. The above increases were partially offset by the payment of dividends on Levitt’s common stock.
      Shareholders’ equity at September 30, 2004 and December 31, 2003 was $120.9 million and $85.7 million, respectively. The increase was due to earnings of $11.3 million, issuance of 15,000 shares of 5% Cumulative Convertible Preferred Stock for $15.0 million, issuance of the Company’s Class B Common Stock upon the exercise of stock options of $690,000, the tax effect relating to the exercise of stock options of $3.6 million, a $46,000 increase in accumulated other comprehensive income, net of income taxes and $6.1 million in additional paid in capital relating to the net effect of our controlled subsidiaries’ capital transactions, net of income taxes. Offsetting the above increases was $1.4 million relating to the retirement of common stock received as payment of the exercise price and withholding taxes in connection with the exercise of stock options, as well as cash dividends on the 5% Preferred Stock of approximately $204,000.
     December 31, 2003 versus December 31, 2002
      Our total assets at December 31, 2003 were $5.1 billion compared to $5.4 billion at December 31, 2002. The decrease in total assets primarily resulted from:

•	Accelerated loan and mortgage-backed securities repayments due to the historically low interest rate environment;

•	A decline in securities owned associated with the sale by Ryan Beck of its subsidiary, GMS;

•	A lower accrued interest receivable resulting from a substantial decline in interest rates and lower investment and securities available for sale balances;

•	Decreased investments in and advances to unconsolidated subsidiaries of approximately $23.6 million primarily associated with the consolidation of a joint venture as a consequence of implementation FIN 46 effective January 1, 2003;

•	Declines in cash and due from depository institutions resulting from lower cash letter and Federal Reserve balances; and

•	Declines in investment in FHLB stock related to repayments of FHLB advances.
      The above decreases in total assets were partially offset by:

•	The purchase of approximately $1.1 billion of hybrid adjustable rate residential loans;

•	The origination of and participation in commercial real estate loans;

•	The origination of home equity loans;

•	Increases in real estate held for development and sale primarily related to higher levels of real estate inventory at Levitt and the consolidation of the Riverclub joint venture; and

•	Increases in investments in and advances to unconsolidated subsidiaries as a result of deconsolidation of $7.9 million of trusts formed to issue trust preferred securities and an increase in Levitt’s investment in Bluegreen of approximately $10.2 million primarily associated with Levitt’s equity in earnings of Bluegreen.
      The Company’s total liabilities at December 31, 2003 were $4.6 billion compared to $5.0 billion at December 31, 2002. The decreases in total liabilities primarily resulted from:

•	The prepayment and maturity of over $500 million of FHLB advances;

•	Redemption of BankAtlantic Bancorp’s 5.625% convertible subordinated debentures;

•	Lower certificate of deposit account balances associated with marketing initiatives focusing on the origination of low cost deposits; and

•	Lower clearing agent balances due to the sale of Ryan Beck’s subsidiary, GMS.
      The above decreases in total liabilities were partially offset by:

•	The issuance in the aggregate of $77.3 million of junior subordinated debentures;

•	Higher transaction and savings account balances resulting from BankAtlantic’s Florida’s Most Convenient Bank and totally free checking account initiatives;

•	Increases in Levitt’s notes and mortgage notes payable to fund real estate purchases and development costs; and

•	Higher short-term borrowings to fund certificate account outflows, loan originations and loan purchases.
      At December 31, 2003 and 2002, minority interest was approximately $420 million and $365.5 million, respectively. The following table summarizes the minority interest in our subsidiaries (in thousands):

	December 31,

	2003	2002

BankAtlantic Bancorp	$321,583	$363,317
Levitt	97,567	—
Joint Venture Partnerships	808	2,184

	$419,958	$365,501

      The decrease in minority interest in BankAtlantic Bancorp primarily related to a decrease in BankAtlantic Bancorp’s stockholders’ equity related to the spin-off of Levitt, the payment of dividends on its common stock and reductions in the minority interest associated with BankAtlantic Bancorp’s activity in other comprehensive income. This decrease was partially offset by earnings of $52.5 million in BankAtlantic Bancorp and the issuance of additional shares of BankAtlantic Bancorp’s common stock upon the exercise of stock options, conversion of BankAtlantic Bancorp subordinated debentures and the issuance of restricted Class A Common Stock. The minority interest in Levitt resulted from BankAtlantic Bancorp’s spin-off of Levitt to its stockholders. In connection with the spin-off, BFC received an interest in Levitt representing 22.2% of Levitt’s outstanding equity, which was identical to its ownership position in BankAtlantic Bancorp, including its control of more than 50% of the vote. Levitt’s equity prior to December 31, 2003 was included within BankAtlantic Bancorp. The decrease in minority interest associated with joint venture partnerships was primarily the result of losses from the joint venture partnerships.
      Shareholders’ equity at December 31, 2003 was $85.7 million compared to $77.4 million at December 31, 2002. The increase was due to earnings of $7.0 million, the issuance of the Company’s Class B Common Stock upon the exercise of stock options of $282,000, the tax effect relating to the exercise of stock options of $550,000 and $662,000 associated with activities in other comprehensive income. Offsetting the above increases was $252,000 reduction of additional paid-in capital relating to the net effect of BankAtlantic Bancorp’s capital transactions, net of income taxes.
      The components of other comprehensive income relate to the Company’s net unrealized gains or losses on securities available for sale, net of income taxes and the Company’s proportionate share of non-wholly owned subsidiaries’ activities in other comprehensive income. Included in the change in other comprehensive income was a $862,000 decline in unrealized gains on securities available for sale, a $1.0 million increase in BankAtlantic Bancorp’s minimum pension liability, a $385,000 unrealized gain on BankAtlantic Bancorp’s interest rate swap activity and a $121,000 unrealized gain associated with an investment in an unconsolidated real estate subsidiary.
Liquidity and Capital Resources
      The primary sources of funds to BFC for the nine months ended September 30, 2004 (without consideration of BankAtlantic Bancorp’s or Levitt’s liquidity and capital resources, which, except as noted, are not available to BFC) were its cash, proceeds from the issuance of 5% Preferred Stock of $15.0 million, dividends from BankAtlantic Bancorp and Levitt, dividends from Benihana, increase in borrowings, revenues from property operations, principal and interest payments on loans receivable, and proceeds from the exercise of stock options. In addition, BFC has an $8.0 million revolving line of credit that can be utilized for working capital as needed. In May 2004, the line of credit was extended until May 2, 2005 and the interest rate changed to LIBOR plus 280 basis points. Shares of BankAtlantic Bancorp and Levitt are pledged as collateral for the line of credit. At September 30, 2004, approximately $7.2 million was outstanding under the line of credit. Funds were primarily utilized by BFC to fund the first tranche of our investment in Benihana, the payment of dividends on the Company’s 5% Preferred Stock, to reduce mortgage payables and other borrowings and to fund operating and general and administrative expenses.
      The payment of dividends by BankAtlantic Bancorp is subject to declaration by BankAtlantic Bancorp’s Board of Directors and applicable indenture restrictions and loan covenants and will also depend upon, among other things, the results of operations, financial condition and cash requirements of BankAtlantic Bancorp and the ability of BankAtlantic to pay dividends or otherwise advance funds to BankAtlantic Bancorp, which in turn is subject to OTS regulations and is based upon BankAtlantic’s regulatory capital levels and net income. At September 30, 2004, BankAtlantic met all applicable liquidity and regulatory capital requirements. While there is no assurance that BankAtlantic Bancorp will pay dividends in the future, BankAtlantic Bancorp has paid a regular quarterly dividend to its common stockholders since August 1993. BankAtlantic Bancorp currently pays a quarterly dividend of $.035 per share on its Class A and Class B Common Stock. Based on its current level of ownership and BankAtlantic Bancorp’s current dividend rate, BFC currently receives approximately $462,000 per quarter in dividends from BankAtlantic Bancorp. On July 26, 2004 Levitt’s Board of Directors declared a cash dividend of $0.02 per share on its Class A Common Stock and Class B Common Stock, which was paid on August 16, 2004. On October 25, 2004 the Board of Directors of Levitt declared a cash dividend of $0.02 per share on its Class A and Class B common stock. The Board of Directors of Levitt has not adopted a policy of regular dividend payments. Levitt’s payment of dividends in the future is subject to approval by its Board of Directors and will depend upon, among other factors, Levitt’s results of operation and financial condition. The Company received approximately $66,000 from Levitt’s dividend in July 2004 and another $66,000 dividend from Levitt in October 2004.
      At September 30, 2004 and December 31, 2003, approximately $8.3 million of BFC’s mortgage payables related to real estate loans bearing interest at a rate of 9.2% per annum and maturing in May 2007. At September 30, 2004 and December 31, 2003, approximately $565,000 and $625,000, respectively, of the mortgage payables related to mortgage receivables received by BFC in connection with the sale of properties previously owned by the Company where the purchaser did not assume the underlying existing mortgage payables. These mortgage payables bear interest at 6% per annum and have maturity dates ranging from 2009 through 2010.
      During the quarter ended June 30, 2004, the Company entered into an agreement with Benihana Inc., to purchase an aggregate of 800,000 shares of Series B Convertible Preferred Stock for $25.00 per share. On July 1, 2004, the Company funded the first tranche of convertible preferred stock in the amount of $10.0 million for the purchase of 400,000 shares. The purchase of the remaining 400,000 shares of convertible preferred stock will be funded from time to time at the election of Benihana during the two-year period commencing on the first anniversary of the closing. The Company has the right to receive cumulative quarterly dividends at an annual rate equal to $1.25 per share, payable on the last day of each calendar quarter commencing September 30, 2004. It is anticipated the Company will receive approximately $125,000 per quarter.
      On June 21, 2004, an investor group purchased 15,000 shares of the Company’s 5% Preferred Stock for $15.0 million in a private offering. Holders of the 5% Preferred Stock are entitled to receive when and as declared by the Company’s Board of Directors, cumulative cash dividends on each share of 5% Preferred Stock at a rate per annum of 5% of the stated value from the date of issuance and payable quarterly. For the period ended September 30, 2004, the Company paid approximately $204,000 in cash dividends on the 5% Preferred Stock. Holders of the 5% Preferred Stock are entitled to receive a quarterly dividend of $12.50 per share, or $187,500 in the aggregate per quarter.
      We expect to meet our short-term liquidity requirements generally through net cash provided by operations, dividends from BankAtlantic Bancorp, dividends from Levitt, dividends from Benihana, borrowings on our $8.0 million revolving line of credit and existing cash balances. We expect to meet our long-term liquidity requirements through the foregoing, as well as long term secured and unsecured indebtedness, and future issuances of equity and/ or debt securities.
Quantitative and Qualitative Disclosure About Market Risk
      Market risk is defined as the risk of loss arising from adverse changes in market valuations that arise from interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk.

Interest Rate Risk
      The majority of BankAtlantic’s assets and liabilities are monetary in nature, subjecting BankAtlantic to significant interest rate risk in that their value fluctuates with changes in interest rates. BankAtlantic Bancorp has developed a model using standard industry software to quantify its interest rate risk. A sensitivity analysis was performed by BankAtlantic to measure its potential gains and losses in net portfolio fair values of interest rate sensitive instruments at September 30, 2004 resulting from a change in interest rates. Interest rate sensitive instruments included in the model are:

•	Loans;

•	Debt securities available for sale;

•	Investment securities;

•	FHLB stock;

•	Federal funds sold;

•	Deposits;

•	Advances from FHLB;

•	Securities sold under agreements to repurchase;

•	Federal funds purchased;

•	Subordinated debentures;

•	Notes and bonds payable;

•	Interest rate swaps;

•	Forward contracts; and

•	Subordinated debentures.
      The model calculates the net potential gains and losses in net portfolio fair value by:

•	discounting anticipated cash flows from existing assets and liabilities at market rates to determine fair values at September 30, 2004 and December 31, 2003;

•	discounting the above expected cash flows based on instantaneous and parallel shifts in the yield curve to determine fair values; and

•	calculating the difference between the fair value calculated in each of the foregoing bullet points.
      Management of BankAtlantic has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no quoted market for many of these financial instruments, management of BankAtlantic has no basis to determine whether the fair value presented would be indicative of the value that could be attained in an actual sale. BankAtlantic’s fair value estimates do not consider the tax effect that would be associated with the disposition of the assets or liabilities at their fair value estimates.
      Subordinated debentures and mortgage-backed bonds payable were valued for this purpose based on their contractual maturities or redemption date. BankAtlantic ’s interest rate risk policy has been approved by its Board of Directors and establishes guidelines for tolerance levels for net portfolio value changes based on interest rate volatility. Management of BankAtlantic has maintained the portfolio within these established guidelines.
      Certain assumptions by BankAtlantic in assessing the interest rate risk were utilized in preparing the following table. These assumptions related to:

•	Interest rates;

•	Loan prepayment rates;

•	Deposit runoff rates;

•	Non-maturing deposit servicing rates;

•	Market values of certain assets under various interest rate scenarios; and

•	Re-pricing of certain borrowings.
      The tables below measure changes in BankAtlantic’s net portfolio value for instantaneous and parallel shifts in the yield curve in 100 basis point increments up or down. It also assumes that delinquency rates would not change as a result of changes in interest rates, although there can be no assurance that this would be the case. Even if interest rates change in the designated increments, there can be no assurance that our assets and liabilities would perform as indicated in the table below. In addition, a change in U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the yield curve could cause significantly different changes to the fair values than indicated above. Furthermore, the results of the calculations in the following preceding table are subject to significant deviations based upon actual future events, including anticipatory and reactive measures which we may take in the future.
      Presented below is an analysis of BankAtlantic’s interest rate risk at September 30, 2004 and December 31, 2003 calculated utilizing BankAtlantic’s model. The table measures changes in net portfolio value for instantaneous and parallel shifts in the yield curve in 100 basis point increments up or down.

As of September 30, 2004			As of December 31, 2003

	Net Portfolio			Net Portfolio
Changes	Value	Dollar	Changes	Value	Dollar
in Rate	Amount	Change	in Rate	Amount	Change

(Dollars in thousands)			(Dollars in thousands)
+200 bp	$500,598	$(65,731)	+200 bp	$470,869	$17,666
+100 bp	$553,446	$(12,883)	+100 bp	$482,543	$29,340
0	$566,329	$—	0	$453,203	$—
-100 bp	$557,306	$(9,023)	-100 bp	$408,921	$(44,282)
-200 bp	$525,915	$(40,414)	-200 bp	$391,156	$(62,047)
      BankAtlantic’s net interest margin has improved since the third quarter of 2003. The improvement primarily resulted from the repayment of high fixed rate FHLB advances during the last six months of 2003 and the first quarter of 2004 and from a significant increase in low cost deposits. BankAtlantic’s asset and liability committee monitors its interest rate risk. Based on the committee’s on-going review, it was determined that the repayment of a portion of BankAtlantic’s high fixed rate FHLB advances should have a positive impact on BankAtlantic’s net interest margin. During September 2003, December 2003, and March 2004, BankAtlantic prepaid $185 million, $140 million and $108 million, respectively, of FHLB advances and recognized losses of $2.0 million, $8.9 million and $11.7 million, respectively. BankAtlantic’s net interest margin is expected to improve in subsequent periods as a result of these advance repayments and growth in low cost deposits; however, the current flattening of the yield curve may slow the improvement in the net interest margin in subsequent periods.
      Levitt is subject to interest rate risk on its long-term debt. At September 30, 2004, Levitt had $253.6 million in borrowings with adjustable rates tied to the prime rate and/or LIBOR rates and $6.8 million in borrowings with fixed rates. Consequently, the impact of the variable rate debt from changes in interest rates may affect earnings and cash flows, but would generally not impact the fair value of such debt. With respect to fixed rate debt, changes in interest rates generally affect the fair market value of the debt but not earnings or cash flow. Assuming the variable rate debt balance of $253.6 million outstanding at September 30, 2004 remain constant, each one percentage point increase in interest rates would increase the interest incurred by Levitt by approximately $2.5 million per year.

Equity Price Risk
      The portfolio of equity securities and exchange traded mutual funds held by the consolidated entities are subject to equity pricing risks which would arise as the relative values of the equity investments change in conjunction with market or economic conditions. The change in fair values of equity investments represents instantaneous changes in all equity prices. The following are hypothetical changes in the fair value of available for sale securities at September 30, 2004 based on percentage changes in fair value. Actual future price appreciation or depreciation may be different from the changes identified in the table below (dollars in thousands).

	Available for sale
Percent
Change in	Equity	Mutual	Dollar
Fair Value	Securities	Funds	Change

20%	$9,923	$21,458	$5,230
10%	$9,096	$19,670	$2,615
0%	$8,269	$17,882	$—
(10)%	$7,442	$16,094	$(2,615)
(20)%	$6,615	$14,306	$(5,230)
      Excluded from the above table is Ryan Beck’s securities assets (which are discussed below), $1.8 million of investments in other financial institutions held by BankAtlantic Bancorp and $5.0 million invested by BankAtlantic Bancorp in a limited partnership hedge fund specializing in bank equities for which no current liquid market exists. Also, excluded from the above table are $777,000 in investments in private companies held by BFC and a $10.0 million investment in Benihana held by BFC for which no current market is available. The ability to realize on or liquidate these investments will depend on future market conditions and is subject to significant risk.
      Ryan Beck is exposed to the market risk that the financial instruments in which it trades and makes a market will fluctuate in value. These value fluctuations can be caused by changes in interest rates, equity prices, credit spreads or other market forces. The Company, through Ryan Beck, is therefore indirectly exposed to market risks arising from Ryan Beck’s trading and market making activities.
      Ryan Beck’s management monitors risk in its trading activities by establishing limits and reviewing daily trading results, inventory aging, pricing, concentration and securities ratings. Ryan Beck uses a variety of tools, including aggregate and statistical methods. Value at Risk (“VaR”) is the principal statistical method used by Ryan Beck to monitor its risk, and this method measures the potential loss in the fair value of a portfolio due to adverse movements in underlying risk factors.
      Ryan Beck uses an historical simulation approach to measuring VaR using a 99% confidence level, a one day holding period and the most recent three months average volatility. The 99% VaR means that, on average, one would not expect to exceed such loss amount more than one time every one hundred trading days if the portfolio were held constant for a one-day period. The aggregate long and short value represents the one day market value of securities owned (long) and securities sold but not yet purchased (short) during the nine months ended September 30, 2004.
      The following table sets forth the high, low and average VaR for Ryan Beck during the period January 1, 2004 to September 30, 2004.

	High	Low	Average

	(In thousands)
VaR	$1,747	$11	$382
Aggregate Long Value	112,494	43,431	72,305
Aggregate Short Value	167,987	23,851	65,339
      The following table sets forth the high, low and average VaR for Ryan Beck during the period January 31, 2003 to December 31, 2003, and adjusted for discontinued operations:

	High	Low	Average

	(In thousands)
VaR	$1,285	$16	$531
Aggregate Long Value	68,995	42,364	66,809
Aggregate Short Value	19,570	60,602	36,495

Impact of Inflation
      The financial statements and related financial data and notes presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.
      Unlike most industrial companies, the majority of our assets and liabilities are monetary in nature, as it relates to our subsidiary, BankAtlantic Bancorp. As a result, interest rates have a more significant impact on our performance than the effects of general price levels. Although interest rates generally move in the same direction as inflation, the magnitude of such changes varies.
      As it relates to our real estate, inflation can have a long-term impact on us because increasing costs of land, materials and labor result in a need to increase the sales prices of homes. In addition, inflation is often accompanied by higher interest rates, which can have a negative impact on housing demand and the costs of financing land development activities and housing construction. Rising interest rates, as well as increased materials and labor costs may reduce gross margins. In recent years, the increases in these costs have followed the general rate of inflation and hence have not had a significant adverse impact on us. In addition, deflation can impact the value of real estate and make it difficult for us to recover our land costs. Therefore, either inflation or deflation could adversely impact our future results of operations.
New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 151 (“Inventory Costs — an amendment of ARB No. 43, Chapter 4”.) This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges... .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of this Statement shall be applied prospectively.
      In December 2004, FASB issued Statement No. 152 (“Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67.) This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005.
      In December 2004, FASB issued Statement No. 153 (“Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”.) The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The provisions of this Statement shall be applied prospectively.

      In December 2004, FASB issued Statement No. 123 (revision) (“Share-based payments”.) This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement also establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Statement eliminated the accounting for share-based transactions under APB No. 25 and its related interpretations instead requiring that all share based payment be accounted for using a fair value method. For public companies the Statement will be effective in the first interim reporting period that begins after June  15, 2005. The Statement can be adopted using the “Modified Prospective Application” or the “Modified Retrospective Application”. Under the modified prospective application, this Statement applies to new awards granted after the effective date and to unvested awards. Under the modified retrospective application, the Company would apply the modified prospective method, but also restate the prior financial statements to include the amounts that were previously recognized in the pro forma disclosures under Statement No. 123. Management will adapt the Statement on July 1, 2005 and is currently evaluating the two transitional applications.
      In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The EITF provides guidance on the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under FASB Statement No. 115 and investments accounted for under the cost method of accounting. The guidance of EITF 03-01 requires that the Company make evidence-based judgments about the recovery of the unrealized loss (impairment), if any, on each security, considering the severity and duration of the impairment and the Company’s ability and intent to hold the security until the forecasted recovery. In September 2004 the FASB issued a FSP that delayed the effective date for the measurement and recognition guidance for the meaning of other-than-temporary impairment. The disclosure requirements were not deferred.
      In December 2003, the American Institute of Certified Public Accountants’ (“AICPA”) Accounting Standards Executive Committee (“AcSEC”) issued Statement of Position 03-3 (“SOP”). The SOP addresses accounting for loans and debt securities acquired in purchase business combinations or purchased subsequent to origination with evidence of deterioration in credit quality since origination. The SOP prohibits the creation of valuation allowances in the initial accounting of all loans acquired that meet the criteria of the SOP. The SOP does not apply to originated loans. The SOP limits the yield that may be accreted to the excess of the purchaser’s estimate of undiscounted expected principal, interest and other cash flows over the purchaser’s initial investment. The SOP requires excess contractual cash flows over cash flows expected to be collected to not be recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairments. The SOP is effective for loans and securities acquired in fiscal years beginning after December 15, 2004 with early adoption encouraged.

MANAGEMENT
      Our Board of Directors is divided into three classes, with the members of each class serving three-year terms expiring at the third annual meeting of the shareholders after their elections, upon the election and qualification of their successors. The table below sets forth the names and ages of our directors and executive officers as well as the positions and offices held by them. A summary of the background and experience of each of these individuals follows the table.

			Term as
			Director
Name	Age	Position	Expires

Alan B. Levan	60	Chairman of the Board, Chief Executive Officer and President of the Company, BankAtlantic Bancorp and BankAtlantic, Chairman of the Board and Chief Executive Officer of Levitt and Chairman of the Board of Bluegreen	2007
John E. Abdo	61	Vice Chairman of the Company, BankAtlantic Bancorp and BankAtlantic, Vice-Chairman and President of Levitt	2005
Phil Bakes	58	Managing Director and Executive Vice President	—
Glen R. Gilbert	60	Executive Vice-President, Chief Financial and Accounting Officer and Secretary of the Company and Levitt	—
D. Keith Cobb	63	Director of the Company and BankAtlantic Bancorp	2006
Oscar Holzmann	62	Director	2005
Earl Pertnoy	78	Director	2006
Neil Sterling	53	Director	2007
      All officers serve until they resign or are replaced or removed by the Board of Directors.
Biographical Information
      Alan B. Levan formed the I.R.E. Group (predecessor to the Company) in 1972. Since 1978, he has been Chairman of the Board, President, and Chief Executive Officer of the Company or its predecessors. He is Chairman of the Board and President of I.R.E. Realty Advisors, Inc., I.R.E. Properties, Inc., I.R.E. Realty Advisory Group, Inc. and Florida Partners Corporation. He has been Chairman of the Board, President and Chief Executive Officer of BankAtlantic Bancorp, Inc. since 1994, and Chairman of the Board, President and Chief Executive Officer of BankAtlantic since 1987. He is Chairman of the Board and Chief Executive Officer of Levitt Corporation and Chairman of the Board of Bluegreen Corporation.
      John E. Abdo has been principally employed as Vice Chairman of BankAtlantic since April 1987 and Chairman of the Executive Committee of BankAtlantic since October 1985. He has been a director of the Company since 1988 and Vice Chairman of the Board of the Company since 1993. He has been a director and Vice Chairman of the Board of BankAtlantic Bancorp since 1994, a director of BankAtlantic since 1984 and President of Levitt Corporation since 1985. He has been Vice Chairman of the Board of Levitt Corporation since April 2001. He has been President and Chief Executive Officer of the Abdo Companies, Inc., a real estate development, construction and real estate brokerage firm, for more than five years. He is also a director of Benihana and a director and Vice Chairman of Bluegreen. Mr. Abdo is also President of the Broward Performing Arts Foundation.
      Phil Bakes joined the Company as the Managing Director and Executive Vice President in January 2004. Before joining the Company, he served from 1990-2003 as President of a Miami and New York-based advisory firm he co-founded. Also, from 1999-2003 he served as Chairman, Co-Founder and Chief Executive

Officer of FAR&WIDE Travel Corp. which in 2004 liquidated and sold virtually all of its assets under Chapter 11 of the U.S. Bankruptcy Act. In the 1980’s Mr. Bakes held various senior executive positions in the US airlines industry, including president of Continental Airlines and Eastern Airlines. In the 1970’s, Mr. Bakes held various governmental positions including Assistant Watergate Prosecutor, Counsel to the US Senate Antitrust Subcommittee and General Counsel to the Civic Aeronautics Board. Mr. Bakes earned his law degree from Harvard Law School in 1971 and currently serves on the Business Advisory Committee of Northwestern University’s Transportation Center.
      Glen R. Gilbert has been Executive Vice President of the Company since July 1997. In May 1987, he was appointed Chief Financial and Accounting Officer and, in October 1988, was appointed Secretary. He joined the Company in November 1980 as Vice President and Chief Accountant. He has been a certified public accountant since 1970. He serves as an officer of Florida Partners Corporation and of the corporate general partner of a public limited partnership that is affiliated with the Company. He has been Executive Vice President and Secretary of Levitt Corporation since 1997, and was named Senior Executive Vice President of Levitt Corporation in August 2004. He was also Chief Financial Officer of Levitt Corporation from 1997 to August 2004.
      D. Keith Cobb has served as a business consultant and strategic advisor to a number of companies since 1996. In addition, Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Miami in 2002. Mr. Cobb spent thirty-two years as a practicing CPA at KPMG LLP, and was Vice Chairman and CEO of Alamo Rent A Car, Inc. from 1995 until its sale in 1996. Mr. Cobb also serves on the boards of BankAtlantic Bancorp, Alliance Data Systems, Inc., a transaction services, credit services and marketing services company, and several private or non-profit organizations.
      Oscar Holzmann has been an Associate Professor of Accounting at the University of Miami since 1980. He received his Ph.D. in Business Administration from Pennsylvania State University in 1974.
      Earl Pertnoy is a real estate investor and developer. He has been a director of the Company and its predecessor companies since 1978.
      Neil Sterling has been the principal of The Sterling Resources Group, a business development-consulting firm in Fort Lauderdale, Florida, since 1998.

DESCRIPTION OF CAPITAL STOCK
      The following summary describes the material terms of our capital stock. For the complete terms of our capital stock you should read the more detailed provisions of our Articles of Incorporation and Bylaws.
      Our authorized capital stock consists of 70,000,000 shares of Class A Common Stock, par value $.01 per share, 20,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of February 7, 2005, we had 18,234,004 shares of Class A Common Stock, 4,278,956 shares of Class B Common Stock and 15,000 shares of 5% Cumulative Convertible Preferred Stock issued and outstanding.
Voting Rights
      Except as provided by law or as specifically provided in our Articles of Incorporation, holders of Class A Common Stock and Class B Common Stock vote as a single group. Except as provided by law, the 5% Cumulative Convertible Preferred Stock has no voting rights. Each share of Class A Common Stock is entitled to one vote and the Class A Common Stock represents in the aggregate 22% of the total voting power of the Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 78% of the total voting power of the Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of Class B Common Stock falls below 1,800,000. If the total number of outstanding shares of Class B Common Stock is less than 1,800,000 but greater than 1,400,000, then the Class A Common Stock will hold a voting percentage equal to 40% and the Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of Class B Common Stock is less than 1,400,000, then the Class A Common Stock will hold a voting percentage equal to 53% and the Class B Common Stock will hold a voting percentage equal to the remaining 47%.
      Under Florida law, holders of Class A Common Stock are entitled to vote as a separate voting group, and would therefore have an effective veto power, on amendments to our Articles of Incorporation which would have any of the following effects:

•	increase or decrease the authorized number of shares of Class A Common Stock;

•	effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of all of the shares of another class into shares of Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

•	change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock; or

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of Class A Common Stock.
      Under Florida Law, holders of Class B Common Stock or 5% Cumulative Convertible Preferred Stock are each entitled to vote as a separate voting group and would therefore have effective veto power on amendments to our Articles of Incorporation which would affect the rights of the Class B Common Stock or the 5% Cumulative Convertible Preferred Stock in substantially the same manner as described above.
      Holders of Class A Common Stock, Class B Common Stock and 5% Cumulative Convertible Preferred Stock each are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange which contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group.
      In addition to the rights afforded to our shareholders under Florida law, our Articles of Incorporation provide that the approval of the holders of Class B Common Stock voting as a separate voting group will be required before any of the following actions may be taken:

•	the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock;

•	the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to us); or

•	any amendments of the capital stock provisions of our Articles of Incorporation.
Convertibility of Class B Common Stock and 5% Cumulative Convertible Preferred Stock
      Holders of Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis.
      Holders of the 5% Cumulative Convertible Preferred Stock have the option at any time on or after April 30, 2007 to convert their shares into shares of our Class A Common Stock, with the number of shares determined by dividing the stated value of $1,000 per share by the conversion price of $12 per share of Class A Common Stock. The conversion price is subject to customary anti-dilution adjustments. The holders may convert their shares of 5% Cumulative Convertible Preferred Stock before April 30, 2007 if (i) our Class A Common Stock has a closing price equal to 150% of the conversion price then in effect for the 20 consecutive trading days prior to the delivery of a conversion notice or (ii) we have delivered a redemption notice on or after April 30, 2005.
Dividends and Other Distributions; Liquidation Rights
      Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the Board of Directors out of legally available assets. Any distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of the Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis. No dividend or other distribution (other than a dividend or distribution payable solely in common stock) shall be paid on or set apart for payment on our common stock until such time as all accrued and unpaid dividends on the 5% Cumulative Convertible Preferred Stock have been or contemporaneously are declared or paid and a sum set apart sufficient for payment of such accrued and unpaid dividends. Holders of 5% Cumulative Convertible Preferred Stock are entitled to receive, when and as declared by our Board of Directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value of $1,000 per share from the date of issuance.
      The 5% Cumulative Convertible Preferred Stock liquidation preference in a voluntary liquidation or winding up of the Company is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the redemption price described below under “Preemptive or Payment Rights; Redemption of 5% Cumulative Convertible Preferred Stock.” Upon any liquidation, the assets legally available for distribution to shareholders after payment of the 5% Cumulative Convertible Preferred Stock liquidation preference will be distributed ratably among the holders of Class A Common Stock and Class B Common Stock.

Preemptive or Payment Rights; Redemption of 5% Cumulative Convertible Preferred Stock
      Common stockholders have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions relating to shares of our common stock. Holders of shares of 5% Cumulative Convertible Preferred Stock have no preemptive or other subscription rights, and there is no sinking fund provision relating to the shares of 5% Cumulative Convertible Preferred Stock.
      The shares of 5% Cumulative Convertible Preferred Stock may be redeemed at our option at any time and from time to time on or after April 30, 2005, at redemption prices ranging from $1,050 per share for the year 2005 to $1,000 per share for the year 2015 and thereafter.
Certain Anti-Takeover Effects
      The terms of our Class A and Class B Common Stock make the sale or transfer of control of the Company or the removal of incumbent directors unlikely without the concurrence of the holders of our Class B Common Stock. Our articles of incorporation and bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation:

•	the provisions in our articles of incorporation regarding the voting rights of our Class B Common Stock;

•	the authority of the Board of Directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the division of our Board of Directors into three classes of directors with three-year staggered terms; and

•	advance notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement entered into between us and Ryan Beck & Co., as representative of the underwriters named below, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Class A Common Stock set forth opposite the names of the underwriters.

Underwriter:	No. of Shares

Ryan Beck & Co.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Stifel, Nicolaus & Company, Incorporated
Total
      Because Ryan Beck is an indirect subsidiary of the Company it is deemed an “affiliate” under Rule 2720 of the Rules of Conduct of the National Association of Securities Dealers, Inc., or NASD. The offer and sale of the Class A Common Stock by Ryan Beck will comply with the requirements of Rule 2720 regarding underwriting of securities of an affiliate. Rule 2720 generally requires that in order for Ryan Beck, an affiliate of the Company, to participate in the offering of the Class A Common Stock, the price at which the securities are distributed to the public must be no higher than that recommended by a “qualified independent underwriter” in compliance with the Conduct Rules of the NASD. However, because under Rule 2720 a “bona fide independent market” exists for the Class A Common Stock, a qualified independent underwriter recommendation is not required for this offering. Even though the NASD Conduct Rules do not require a qualified independent underwriter in connection with this offering, we have agreed that BB&T Capital Markets, a division of Scott & Stringfellow, Inc., will act as a qualified independent underwriter with regard to the offering of the Class A Common Stock. Following the initial distribution of the Class A Common Stock, Ryan Beck may offer and sell these securities in the course of its business as a broker dealer. Ryan Beck may act as principal or agent in these transactions and may make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. Ryan Beck may use this prospectus in connection with these transactions.
      The underwriting agreement provides that the obligations of the underwriters are subject to various conditions, including approval of some legal matters by their counsel. The nature of the underwriters’ obligations are that each underwriter is committed to purchase and pay for all of the shares of Class A Common Stock that it has agreed to purchase, other than those shares covered by the over-allotment option described below, if such underwriter purchases any shares.
      The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The underwriting discount was      %. These amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase additional shares of the Class A Common Stock.

	Without	With
	Over-Allotment Exercise	Over-Allotment Exercise

Per Share	$	$
Total	$	$
      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $650,000. Such amount includes $135,000 payable to the underwriters for their expenses, including legal fees, incurred in connection with the offering. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice.
      The underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected securities dealers at the same price less a concession not in excess of $           per share. The underwriters may allow, and the selected dealers

may re-allow, a concession not in excess of $           per share to selected brokers and dealers. After this offering, the underwriters may change the price to the public, concession, allowance and re-allowance.
      We have granted to the underwriters an option, exercisable no later than thirty days after the date of this prospectus, to purchase up to an aggregate of 540,000 additional shares of the Class A Common Stock at the public offering price, less underwriting discounts and commissions, if any, listed on the cover page of this prospectus solely to cover over-allotments.
      The offering of the shares of Class A Common Stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. We or the underwriters reserve the right to reject any order for the purchase of shares in whole or in part.
      We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make with respect to these liabilities.
      We and certain of our executive officers and directors have agreed, with exceptions, not to sell publicly or transfer any shares of Class A or Class B common stock for a period of 90 days after the date of this prospectus without first obtaining the written consent of Ryan Beck, on behalf of the underwriters. Specifically, we and these other individuals and entities have agreed not to directly or indirectly offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any:

•	shares of Class A or Class B common stock;

•	options or warrants to purchase any shares of Class A or Class B common stock; or

•	securities convertible into or exchangeable for shares of Class A or Class B common stock.
      This lockup provision applies to shares of Class A and Class B Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
      In connection with this offering, the underwriters may purchase and sell shares of Class A Common Stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares of Class A Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares of Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions.
      Stabilizing transactions consist of certain bids or purchases of Class A Common Stock made for the purpose of preventing or slowing a decline in the market price of the Class A Common Stock while the offering is in progress.
      Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the Class A Common Stock or preventing or slowing a decline in the market price of the Class A Common Stock. As a result, the price of the Class A Common Stock may be higher than the price that might otherwise exist in the open market.
      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
      In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the Class A Common Stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
      From time to time, the underwriters have provided, and may continue to provide, investment banking services to us for which we have paid customary fees and commissions.
LEGAL MATTERS
      The validity of the Class A Common Stock will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Pitney Hardin LLP, Florham Park, New Jersey.
EXPERTS
      The financial statements incorporated in this prospectus by reference to the Company’s Current Report on Form 8-K dated February 11, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of BFC Financial Corporation and subsidiaries as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for goodwill and intangible assets in 2002 and for derivative instruments and hedging activities in 2001.
CHANGE IN ACCOUNTANTS
      On January 6, 2003, we dismissed KPMG LLP as our independent certified public accountants effective upon completion of the audit of the fiscal year ended December 31, 2002. The reports of KPMG LLP on the financial statements for the two years ended December 31, 2002 and 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Our decision to change accountants was approved by the Audit Committee of our Board of Directors. In connection with its audits for the fiscal years ended December 31, 2002 and 2001, and through January 6, 2003, there have been no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on the financial statements for such years.
      PricewaterhouseCoopers LLP was engaged as our independent certified public accountant for the audit of the December 31, 2003 financial statements. During the two years in the period ended December 31, 2002 and through January 7, 2003, we had not consulted with PricewaterhouseCoopers LLP regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item (a)(1)(v) of Regulation S-K.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s internet site at http://www.sec.gov. Our Class A Common Stock is quoted on the Nasdaq Stock Market’s National Market. These reports, proxy statements and other information are also available for inspection at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.
      We have filed a registration statement on Form S-3 with the SEC covering the Class A Common Stock offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the Class A Common Stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.
      The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 30, 2004;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2004, filed with the SEC on May 17, 2004;

•	our Quarterly Report on Form 10-Q for the period ended June 30, 2004, filed with the SEC on August 16, 2004;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2004, filed with the SEC on November 15, 2004;

•	our Current Report on Form 8-K, filed with the SEC on May 10, 2004;

•	our Current Report on Form 8-K, filed with the SEC on February 18, 2005;

•	the description of our Class A Common Stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on October 16, 1997; and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the Class A Common Stock under this prospectus.
      You may request a copy of these filings at no cost by writing or telephoning us at the following address:
Corporate Communications
BFC Financial Corporation
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
(954) 940-4994
      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Class A Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

3,600,000 Shares
BFC Financial Corporation
Class A Common Stock

PROSPECTUS

Ryan Beck & Co.
BB&T Capital Markets
Stifel Nicolaus & Company
INCORPORATED

(Subject to Completion)                     , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by BFC Financial Corporation (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$6,325
Legal Fees and Expenses	300,000
Accounting Fees and Expenses	100,000
Printing and Mailing Expenses	75,000
Miscellaneous Expenses	168,675

Total Fees and Expenses	$650,000

Item 15.	Indemnification of Directors and Officers
      Section 607.0850 of the Florida Business Corporation Act and the Articles of Incorporation and Bylaws of the Registrant provide for indemnification of each of the Registrant’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of the corporation or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of the Registrant, which acts may also include liabilities under the Securities Act.

Item 16.	Exhibits
      The following exhibits either are filed herewith or will be filed by amendment, as indicated below:

Exhibits	Description

1.1	Form of Underwriting Agreement between the Registrant and the Underwriters named therein.*
5.1	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. as to the validity of the shares of Class A Common Stock being offered.
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (included with signature pages to this Registration Statement).

* To be filed by amendment.

Item 17.	Undertakings
      (a) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c) The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Lauderdale, State of Florida, on the 17th day of February, 2005.

BFC Financial Corporation

By:	/s/ Alan B. Levan

Alan B. Levan
Chairman of the Board of Directors,
Chief Executive Officer and President
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Levan and Glen R. Gilbert, and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, including any additional registration statement relating to the registration of additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alan B. Levan Alan B. Levan	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 17, 2005

/s/ John E. Abdo John E. Abdo	Vice-Chairman of the Board	February 17, 2005

/s/ Glen R. Gilbert Glen R. Gilbert	Executive Vice President, Chief Financial and Accounting Officer and Secretary (Principal Financial and Accounting Officer)	February 17, 2005

/s/ Oscar Holzmann Oscar Holzmann	Director	February 17, 2005

/s/ Neil Sterling Neil Sterling	Director	February 17, 2005

Signature	Title	Date

/s/ Earl Pertnoy Earl Pertnoy	Director	February 17, 2005

/s/ D. Keith Cobb D. Keith Cobb	Director	February 17, 2005

INDEX TO EXHIBITS

Exhibits	Description

5.1	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. as to the validity of the shares of Class A Common Stock being offered.
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24.1	Power of Attorney (included with signature pages to this Registration Statement).